UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 23, 2021

Commission File No. 001-38651

NAVIOS MARITIME CONTAINERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of Special Meeting of Limited Partners and Proxy Statement of Navios Maritime Containers L.P. for the 2021 Special Meeting of Limited Partners to be held on March 24, 2021.

Dear Common Unitholders of Navios Maritime Containers L.P.:

We are pleased to inform you that on December 31, 2020, Navios Maritime Containers L.P. (“Navios Containers”) and its general partner, Navios Maritime Containers GP LLC (the “Navios Containers GP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Navios Maritime Partners L.P. (“Navios Partners”) and its direct, wholly-owned subsidiary, NMM Merger Sub LLC (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Navios Containers (the “Merger”), with Navios Containers being a wholly-owned subsidiary of Navios Partners. The accompanying notice of Special Meeting (defined below) and this proxy statement/prospectus describe the Merger in greater detail and provide specific information about the Special Meeting. Please read these materials carefully.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each outstanding common unit representing limited partner interests in Navios Containers (the “Navios Containers Common Units”) that is held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries (such units, the “Navios Containers Public Units”) will be cancelled and automatically converted into the right to receive 0.39 of a common unit representing limited partner interests in Navios Partners (the “Navios Partners Common Units” and such consideration, the “Merger Consideration”). This exchange ratio (the “Exchange Ratio”) is fixed and will not be adjusted to reflect changes in the price of Navios Containers Common Units or Navios Partners Common Units prior to the effective time of the Merger. Navios Partners has agreed to list all of the Navios Partners Common Units issued in connection with the Merger on the New York Stock Exchange (the “NYSE”).

The value of the Merger Consideration will fluctuate with the market price of Navios Partners Common Units. You should obtain current unit price quotations for Navios Containers Common Units and Navios Partners Common Units. Navios Containers Common Units are listed on the Nasdaq Global Select Market tier of The Nasdaq Stock Market LLC under the ticker symbol “NMCI,” and Navios Partners Common Units are listed on the NYSE under the ticker symbol “NMM.” Based on the closing price of Navios Partners Common Units on the NYSE of $6.65 on November 13, 2020, the last trading day before the public announcement of Navios Partners’ proposal to engage in the Merger on November 16, 2020, the Exchange Ratio represented approximately $2.59 in Navios Partners Common Units for each Navios Containers Common Unit. Based on the closing price of Navios Partners Common Units on the NYSE of $11.20 on December 31, 2020, the last trading day before the public announcement of entry into the definitive Merger Agreement, the Exchange Ratio represented approximately $4.37 in Navios Partners Common Units for each Navios Containers Common Unit. Based on the closing price of Navios Partners Common Units on the NYSE of $17.93 on February 16, 2021, the latest practicable date before the date of this proxy statement/prospectus, the Exchange Ratio represented approximately $6.99 in Navios Partners Common Units for each Navios Containers Common Unit.

You are cordially invited to attend a special meeting of the limited partners of Navios Containers (the “Special Meeting”) to be held at the offices of Navios Containers, located at 7 Avenue de Grande Bretagne, Office 11B2, Monaco, on March 24, 2021 at 10:00 a.m., local time, to vote on the approval of the Merger Agreement.

Navios Containers GP and certain members of the Board of Directors of Navios Containers (the “Navios Containers Board”) are affiliated with Navios Partners. Angeliki Frangou, who serves as Navios Containers’ Chief Executive Officer and as Chairman of the Navios Containers Board, also serves as Navios Partners’ Chief Executive Officer and as Chairman of the Navios Partners Board of Directors, and is the indirect owner of the general partner of each of Navios Containers and Navios Partners. Efstratios Desypris, a member of the Navios Containers Board, serves as Chief Financial Officer of Navios Partners. Due to these relationships, the Navios Containers Board delegated to a conflicts committee of the Navios Containers Board, comprised solely of independent directors of Navios Containers (the “Navios Containers Conflicts Committee”), the authority to review, evaluate, negotiate, reject and/or recommend to the Navios Containers Board the proposed Merger, the

Merger Agreement and the related transactions and documents. In addition, the Navios Containers Conflicts Committee was granted the authority to select and retain independent legal and financial advisors to assist the Navios Containers Conflicts Committee in carrying out its responsibilities.

As of the date of this proxy statement/prospectus, Navios Partners owned approximately 35.7% of the outstanding Navios Containers Common Units, and Navios Maritime Holdings Inc., which owns approximately 18.2% of Navios Partners, owned approximately 3.9% of the outstanding Navios Containers Common Units. Under the Merger Agreement, Navios Partners has agreed to vote all Navios Containers Common Units owned by it in favor of the Merger Agreement and related matters.

Each of the Navios Containers Conflicts Committee and the Navios Containers Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Navios Containers and the holders of Navios Containers Public Units; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger; and (iii) determined to recommend that the holders of Navios Containers Common Units approve the Merger Agreement and the Merger upon the terms and conditions set forth in the Merger Agreement. In accordance with the Navios Containers Agreement of Limited Partnership (the “Navios Containers Partnership Agreement”), the Navios Containers Conflicts Committee also granted Special Approval (as defined in the Navios Containers Partnership Agreement) of the Merger Agreement and the transactions contemplated thereby, including the Merger.

You will also have an opportunity to consider and vote upon a proposal to approve adjournments or postponements of the Special Meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Merger Agreement (the “adjournment proposal”).

The Navios Containers Conflicts Committee and the Navios Containers Board recommend that the holders of Navios Containers Common Units vote “FOR” the approval of the Merger Agreement.

Your vote is very important, regardless of the number of Navios Containers Common Units you own. The approval and adoption of the Merger Agreement and the Merger by Navios Containers requires the affirmative vote of the holders of a majority of the outstanding Navios Containers Common Units, calculated in accordance with the limitations contained in the Navios Containers Partnership Agreement. Please take the time to vote your units in accordance with the instructions on your proxy card.

The notice of Special Meeting and the proxy statement/prospectus that accompany this letter provide you with detailed information about the Special Meeting, the Merger Agreement, the Merger and other related matters. Navios Partners and Navios Containers both encourage you to read the entire document carefully. In particular, please read the section entitled “Risk Factors,” on page 26 of this proxy statement/prospectus, for a discussion of risks relevant to the Merger and the combined company.

Whether or not you plan to attend the Special Meeting, please read the enclosed proxy statement/prospectus and complete, sign, date, and return the enclosed proxy card as soon as possible to ensure your representation at the Special Meeting. We have provided a postage-paid envelope for your convenience. If you plan to attend the Special Meeting and prefer to vote in person, you may still do so even if you have already returned your proxy card.

Angeliki Frangou	Konstantinos Maratos
Chairman of the Boards of Directors of Navios Maritime Partners L.P. and Navios Maritime Containers L.P.	Chairman of the Conflicts Committee of the Board of Directors of Navios Maritime Containers L.P.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NAVIOS PARTNERS COMMON UNITS TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this proxy statement/prospectus is February 23, 2021 and is first being mailed to holders of Navios Containers Common Units on or about February 24, 2021.

ADDITIONAL INFORMATION

Navios Partners and Navios Containers file annual reports with and furnishes other information to the U.S. Securities and Exchange Commission (the “SEC”). This proxy statement/prospectus incorporates by reference important business and financial information about Navios Partners and Navios Containers and their respective subsidiaries from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from the SEC’s website at http://www.sec.gov. You can also find information about Navios Partners and Navios Containers by visiting Navios Partners’ website at https://www.navios-mlp.com and Navios Containers’ website at https://www.navios-containers.com. Information contained on these websites does not constitute part of this proxy statement/prospectus.

You may also request copies of these documents, without charge, by writing or telephoning the appropriate company as follows:

Vasiliki (Villy) Papaefthymiou

Secretary

Navios Maritime Partners L.P.

Navios Maritime Containers L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo MC 98000 Monaco

(011) + (377) 9798-2140

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Tel: (800) 662-5200

Banks and brokers can call collect at: (203) 658-9400

Email: Navios@investor.morrowsodali.com

In addition, if you have questions about the Merger or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Navios Containers’ proxy solicitation firm, Morrow Sodali LLC, listed below.

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Tel: (800) 662-5200

Banks and brokers can call collect at: (203) 658-9400

Email: Navios@investor.morrowsodali.com

You will not be charged for any of the documents that you request. If you would like to request documents, please do so by March 17, 2021 (which is five (5) business days before the date of the Special Meeting) in order to receive them before the Special Meeting.

For additional information about documents incorporated by reference into this proxy statement/prospectus please see the section entitled “Where You Can Find More Information” beginning on page 107 of this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

References in this proxy statement/prospectus to “Navios Partners” refer to Navios Maritime Partners L.P. and/or one or more of its subsidiaries, as the context requires. References to “Navios Partners Common Units” refer to common units representing limited partnership interests of Navios Partners. References to “Navios Containers” refer to Navios Maritime Containers L.P. and/or one or more of its subsidiaries, as the context requires. References to “Navios Containers Common Units” refer to common units representing limited partnership interests of Navios Containers. References to “Navios Containers Public Units” refer to each outstanding common unit representing limited partner interests in Navios Containers that is held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries. References to “Navios Containers GP” refer to Navios Maritime Containers GP LLC, the general partner of Navios Containers. References to the Merger Agreement refer to the Agreement and Plan of Merger, dated December 31, 2020, by and among Navios Maritime Containers L.P., Navios Maritime Containers GP LLC, Navios Maritime Partners L.P., and NMM Merger Sub LLC, a limited liability company organized under the laws of the Republic of the Marshall Islands and a direct, wholly-owned subsidiary of Navios Partners (the “Merger Sub”), pursuant to which Merger Sub will be merged with and into Navios Containers (the “Merger”), with Navios Containers being a wholly-owned subsidiary of Navios Partners.

Unless otherwise indicated, all references to “dollars,” “US dollars” and “$” in this proxy statement/prospectus are to United States dollars. This proxy statement/prospectus uses the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of tankers.

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. 333-252139) filed with the SEC by Navios Partners, constitutes a prospectus of Navios Partners under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Navios Partners Common Units to be issued to holders of Navios Containers Public Units pursuant to the Merger.

This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of Navios Containers with respect to the Special Meeting of holders of Navios Containers Common Units (the “Special Meeting”) at which holders of Navios Containers Common Units will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Please see the section entitled “Questions and Answers About the Merger and the Special Meeting.”

You should rely only on the information contained, or incorporated by reference into, in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated February 23, 2021. The information contained in this proxy statement/prospectus is accurate only as of that date, or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to holders of Navios Containers Common Units nor the issuance by Navios Partners of Navios Partners Common Units pursuant to the Merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation.

The information concerning Navios Partners contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Navios Partners, and information concerning Navios Containers contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Navios Containers.

NOTICE OF SPECIAL MEETING

TO BE HELD ON MARCH 24, 2021

To Limited Partners of Navios Maritime Containers L.P.:

You are invited to attend a special meeting of the limited partners (the “Special Meeting”) of Navios Maritime Containers L.P. (“Navios Containers”) to be held at the offices of Navios Containers, located at 7 Avenue de Grande Bretagne, Office 11B2, Monaco, on March 24, 2021, at 10:00 a.m., local time, for the following purposes:

1.

To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of December 31, 2020 (as may be amended from time to time, the “Merger Agreement”), including the transactions contemplated therein, entered into with Navios Maritime Containers GP LLC, the general partner of Navios Containers, Navios Maritime Partners L.P. (“Navios Partners”) and NMM Merger Sub LLC, a wholly-owned subsidiary of Navios Partners (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into Navios Containers, and, following the Merger, Navios Containers will continue as the surviving partnership and will be a wholly-owned subsidiary of Navios Partners.

2.

To consider and vote upon a proposal to approve adjournments or postponements of the Special Meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Merger Agreement (the “adjournment proposal”).

As described in the accompanying proxy statement/prospectus, each of the Conflicts Committee of the Navios Containers Board of Directors and the Navios Containers Board of Directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Navios Containers and the holders of Navios Containers Public Units; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger; and (iii) determined to recommend that the holders of Navios Containers Common Units approve the Merger Agreement and the Merger upon the terms and conditions set forth in the Merger Agreement. The Conflicts Committee of the Navios Containers Board of Directors and the Navios Containers Board of Directors recommend that you vote “FOR” the approval of the Merger Agreement and “FOR” the adjournment proposal.

The proxy statement/prospectus that accompanies this notice provides extensive information about the Special Meeting, the Merger Agreement, the Merger and other related matters. You are urged to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. A copy of the Merger Agreement is included in the proxy statement/prospectus as Annex A.

Whether or not you plan to attend the Special Meeting, please read the enclosed proxy statement/prospectus and complete, sign, date, and return the enclosed proxy card as soon as possible to ensure your representation at the Special Meeting. We have provided a postage-paid envelope for your convenience. If you plan to attend the Special Meeting and prefer to vote in person, you may still do so even if you have already returned your proxy card. Your vote is very important, regardless of the number of Navios Containers Common Units you own. Accordingly, please submit your proxy whether or not you plan to attend the Special Meeting in person. Proxies must be received by 11:59 p.m., local time, on March 23, 2021.

Only holders of record of Navios Containers Common Units at the close of business on February 10, 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

Please note, however, that if your Navios Containers Common Units are held of record by a bank, broker or other nominee and you wish to vote at the Special Meeting, you must obtain a legal proxy in your name from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the Special Meeting. Please also bring to the Special Meeting your account statement or letter from your bank, broker or other nominee evidencing your beneficial ownership of Navios Containers Common Units as of the record date and valid government-issued photo identification.

If you have questions about the Merger or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Navios Containers’ proxy solicitor, Morrow Sodali LLC, at Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902, by telephone at (800) 662-5200 or via email at Navios@investor.morrowsodali.com.

By Order of the Board of Directors,

Vasiliki Papaefthymiou

Secretary

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING	1

SUMMARY	8

Parties to the Merger Agreement	8

Description of the Merger	9

The Special Meeting	9

Recommendation of the Navios Containers Conflicts Committee and Navios Containers Board; Reasons for the Navios Containers Conflicts Committee’s Recommendation	10

Opinion of Financial Advisor to the Navios Containers Conflicts Committee	10

Reasons for the Approval of the Navios Partners Board	10

Material U.S. Federal Income Tax Considerations of the Merger	11

Interests of Navios Containers’ Directors and Officers in the Merger	11

Key Terms of the Merger Agreement	12

Other Information Related to the Merger	15

Risk Factors	16

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA AND OTHER OF NAVIOS PARTNERS	17

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF NAVIOS CONTAINERS	19

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	21

COMPARATIVE PER UNIT DATA	23

COMPARATIVE PER UNIT MARKET PRICE INFORMATION	25

RISK FACTORS	26

Risks Related to the Merger	26

Risk Factors Relating to the Shipping Industry and the Operation of Navios Partners’ Vessels	33

Risks Related to Navios Containers	34

Risks Related to Navios Partners	34

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	35

THE SPECIAL MEETING	38

THE MERGER	43

Description of the Merger	43

Navios Partners’ Ownership Interest in Navios Containers	43

Background of the Merger	44

Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties	48

Recommendation of the Navios Containers Conflicts Committee and the Navios Containers Board	49

Reasons for the Navios Containers Conflicts Committee’s Recommendation	49

Unaudited Financial Projections of Navios Partners and Navios Containers	53

Opinion of Financial Advisor to the Navios Containers Conflicts Committee	55

Reasons for the Approval of the Navios Partners Board	61

Interests of Navios Containers’ Directors and Officers in the Merger	63

Regulatory Matters	64

i

ANNEXES

Annex A	Agreement and Plan of Merger, dated as of December 31, 2020, by and among Navios Maritime Partners L.P., NMM Merger Sub LLC, Navios Maritime Containers L.P. and Navios Maritime Containers GP LLC.
Annex B	Opinion of Pareto Securities AS

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following section provides brief answers to certain questions that you may have regarding the Merger and the matters being considered at the Special Meeting. Please note that this section does not address all issues that may be important to you as a holder of Navios Containers Common Units with respect to the Merger and Special Meeting. Accordingly, you should carefully read this entire proxy statement/prospectus, including each of the annexes, and the documents that have been incorporated by reference into this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 107 of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

Navios Containers and its general partner, Navios Containers GP, on the one hand, and Navios Partners and Merger Sub, on the other hand, have entered into the Merger Agreement, pursuant to which, among other things, Merger Sub will merge with and into Navios Containers, and, following the Merger, Navios Containers will continue as the surviving partnership and will be a wholly-owned subsidiary of Navios Partners. You are receiving this proxy statement/prospectus in connection with the solicitation by the Board of Directors of Navios Containers (the “Navios Containers Board”) of proxies of holders of Navios Containers Common Units to vote in favor of the Merger Agreement.

Navios Containers is holding a Special Meeting to obtain the approval of the holders of Navios Containers Common Units necessary to adopt the Merger Agreement.

This proxy statement/prospectus constitutes both a proxy statement of Navios Containers and a prospectus of Navios Partners. It is a proxy statement because the Navios Containers Board is soliciting proxies from its limited partners. It is a prospectus because Navios Partners will issue Navios Partners Common Units to holders of Navios Containers Public Units as consideration for the exchange of outstanding Navios Containers Public Units in the Merger.

Your vote is very important, regardless of the number of Navios Containers Common Units you own. Accordingly, please submit your proxy whether or not you plan to attend the Special Meeting in person. Proxies must be received by 11:59 p.m., local time, on March 23, 2021.

Q:	What am I being asked to vote on?

A:

You are being asked to vote to approve the Merger Agreement, including the transactions contemplated therein, and, if necessary, to approve the adjournment proposal. As a condition to the completion of the Merger, the Merger Agreement must be approved by holders of a majority of the outstanding Navios Containers Common Units (the “Unitholders Approval”), calculated in accordance with the limitations set forth in the Navios Containers Agreement of Limited Partnership (the “Navios Containers Partnership Agreement”). If the Merger Agreement is not so approved by the holders of Navios Containers Common Units, the Merger will not be completed.

Q:	What will happen to Navios Containers as a result of the Merger?

A:

If the Merger is successfully completed, Merger Sub will be merged with and into Navios Containers, with Navios Containers continuing as the surviving partnership and becoming a wholly-owned subsidiary of Navios Partners. Additionally, if the Merger is successfully completed, the Navios Containers Common Units currently listed on the Nasdaq Global Select Market tier of The Nasdaq Stock Market LLC (“Nasdaq”) will cease to be listed on Nasdaq and will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Navios Containers will cease filing reports with the SEC.

Q:	What will I receive for my Navios Containers Public Units if the Merger is completed?

A:

If the Merger is completed, each Navios Containers Public Unit will be converted into the right to receive 0.39 of a Navios Partners Common Unit (the “Exchange Ratio”) and will be cancelled and cease to exist. Upon conversion of the Navios Containers Public Units into Navios Partners Common Units, the former holders of Navios Containers Public Units will have all of the rights, including any voting rights or rights to receive distributions, associated with such Navios Partners Common Units. Until such time as the Merger is completed, the holders of Navios Containers Public Units will not have any such rights associated with the Navios Partners Common Units.

Any Navios Containers Common Units held by Navios Containers and its subsidiaries will be cancelled, and no Merger Consideration or other consideration will be delivered for those cancelled units. The Navios Containers General Partner Unit (as defined below) held by Navios Containers GP will remain outstanding as a non-economic general partner interest in the surviving partnership and will be transferred to Navios Partners, or a subsidiary of Navios Partners, as a result of the Merger, with Navios Containers GP receiving one Navios Partners Common Unit as consideration for such transfer. The Navios Containers Common Units held by Navios Partners and its subsidiaries will remain outstanding as partnership interests in the surviving partnership and will be unaffected by the Merger.

Navios Partners will not issue any fractional Navios Partners Common Units to holders of Navios Containers Public Units. Instead, each holder of Navios Containers Public Units otherwise entitled to a fraction of a Navios Partners Common Unit of 0.5 or above will be entitled to receive a full Navios Partners Common Unit. Any holder of Navios Containers Public Units otherwise entitled to a fraction of a Navios Partners Common Unit of less than 0.5 will receive no consideration for such fractional unit, which will be forfeited. See the section entitled “The Merger Agreement—Exchange of Units; Fractional Units—Fractional Units.”

Following the completion of the Merger, it is anticipated that the former holders of Navios Containers Public Units will own, by virtue of the exchange of their Navios Containers Public Units for Navios Partners Common Units, approximately 41.8% of the total Navios Partners Common Units (based on the number of Navios Containers Public Units and Navios Partners Common Units outstanding as of the date of this proxy statement/prospectus). It is anticipated that Navios Partners Common Units issued in the Merger will trade on the NYSE under the symbol “NMM.”

Q:	What is the value of the Merger Consideration?

A:

The Navios Partners Common Units are traded on the NYSE. Because Navios Partners will issue a fixed number of Navios Partners Common Units in exchange for each Navios Containers Public Unit, the value of the Merger Consideration that holders of Navios Containers Public Units will receive will depend on the price per unit of Navios Partners Common Units at the time the Merger is completed. That price will not be known at the time of the Special Meeting and may be less or more than the current price or the price at the time of the Special Meeting. Based on the price of a Navios Partners Common Unit on the NYSE of $17.93 on February 16, 2021, which may be more or less than the price at the closing of the Merger, the consideration per each Navios Containers Public Unit is $6.99.

The aggregate number of Navios Partners Common Units to be issued as Merger Consideration will not be adjusted to reflect changes in the price of Navios Containers Common Units or Navios Partners Common Units prior to the completion of the Merger.

Q:	Do the Navios Containers Conflicts Committee and the Navios Containers Board recommend voting “FOR” the proposal to approve the Merger Agreement and the adjournment proposal?

A:

Yes. Taking into consideration, among other factors, the fairness opinion of Pareto Securities AS (“Pareto”), the independent financial advisor to the Navios Containers Conflicts Committee, a copy of which is attached to this proxy statement/prospectus as Annex B, and the other reasons set forth in the section entitled “The Merger—Reasons for the Navios Containers Conflicts Committee’s Recommendation,” the Navios Containers Conflicts Committee has approved the Merger and the Merger Agreement, and recommends that the holders of Navios Containers Common Units vote “FOR” the proposal to approve the Merger Agreement and “FOR” the adjournment proposal at the Special Meeting. Based on the recommendation of the Navios Containers Conflicts Committee, the Navios Containers Board has also approved the Merger and the Merger Agreement, and recommends that the holders of Navios Containers Common Units vote “FOR” the proposal to approve the Merger Agreement and “FOR” the adjournment proposal at the Special Meeting. For additional information, see the sections entitled “The Merger—Background of the Merger,” “The Merger—Recommendation of the Navios Containers Conflicts Committee and the Navios Containers Board” and “The Merger—Reasons for the Navios Containers Conflicts Committee’s Recommendation.”

Q:	Do any of Navios Containers’ directors, executive officers, general partner or major unitholders have interests in the Merger that may differ from or are in addition to my interests as a unitholder?

A:

As of the date of this proxy statement/prospectus, Navios Partners owned approximately 11.6 million, or 35.7%, of the outstanding Navios Containers Common Units. Navios Maritime Holdings Inc. (“Navios Holdings”), which owns approximately 18.2% of the equity interests of Navios Partners, owned approximately 1.3 million, or 3.9%, of the outstanding Navios Containers Common Units.

Navios Containers GP and certain members of the Navios Containers Board are affiliated with Navios Partners. Angeliki Frangou, who serves as Navios Containers’ Chief Executive Officer and as Chairman of the Navios Containers Board, also serves as Navios Partners’ Chief Executive Officer and as Chairman of the Navios Partners Board of Directors (the “Navios Partners Board”), and is the indirect owner of the general partner of both Navios Containers and Navios Partners. Efstratios Desypris, a member of the Navios Containers Board, serves as Chief Financial Officer of Navios Partners.

In addition, George Achniotis serves as Navios Containers’ Executive Vice President—Business Development and as Navios Partners’ Executive Vice President—Business Development and as a member of the Navios Partners Board.

Navios Partners and its affiliates are also parties to several agreements and transactions with Navios Containers. For additional information, see the section entitled “Related Party Transactions.”

Q:	How will directors, executive officers, and affiliates of Navios Containers and Navios Partners vote on the proposal to approve the Merger Agreement and the adjournment proposal?

A:

As noted above, as of the date of this proxy statement/prospectus, Navios Partners owned approximately 11.6 million, or 35.7%, of the outstanding Navios Containers Common Units, and Navios Holdings owned approximately 1.3 million, or 3.9%, of the outstanding Navios Containers Common Units. Directors and executive officers of Navios Containers and Navios Partners owned less than 1% of the outstanding Navios Containers Common Units.

Under the Merger Agreement, Navios Partners has agreed to vote all Navios Containers Common Units owned by it in favor of the Merger Agreement and related matters. As of the date of this proxy statement/prospectus, Navios Partners and Navios Containers each expects that its respective directors and executive officers, as well as Navios Holdings, will vote any Navios Containers Common Units held by them “FOR” the approval of the Merger Agreement, and the adjournment proposal.

Q:	When and where is the Special Meeting?

A:

The Special Meeting of holders of Navios Containers Common Units will be held at the offices of Navios Containers, located at 7 Avenue de Grande Bretagne, Office 11B2, Monaco, on March 24, 2021, at 10:00 a.m., local time, unless adjourned or postponed to a later time.

Q:	Who can vote at the Special Meeting?

A:

Holders of Navios Containers Common Units of record as of the close of business on February 10, 2021, the record date for the Special Meeting, are entitled to receive notice of and to vote at the Special Meeting and are entitled to one vote per common unit, subject to the limitations described in the section entitled “The Special Meeting—Vote Required.”

Some of the unitholders hold their units through a bank, broker or other nominee rather than directly in their own names. As summarized below, there are some distinctions between units held of record and those owned beneficially:

•

If your Navios Containers Common Units are registered directly in your name through Navios Containers’ transfer agent, Continental Stock Transfer & Trust Company, or you have physical certificates, then you are considered the holder of record of such units, and these proxy materials are being sent directly to you by Navios Containers. As the unitholder of record, you have the right to grant a proxy or vote in person at the Special Meeting.

•

If your Navios Containers Common Units are held in a brokerage account or otherwise by a bank, broker or other nominee, then you are considered to be the beneficial owner of units held in “street name” and these proxy materials are being forwarded to you by your bank, broker or other nominee that is considered the holder of record of those units. As the beneficial owner, you have the right to direct your bank, broker or other nominee on how to vote your Navios Containers Common Units. You are also invited to attend the Special Meeting. However, because you are not the holder of record, you may not vote these units in person at the Special Meeting unless you obtain a legal proxy in your name from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the Special Meeting. You would also need to bring to the Special Meeting your account statement or letter from your bank, broker or other nominee evidencing your beneficial ownership of Navios Containers Common Units as of the record date and valid government-issued photo identification.

Q:	What vote is required to approve the Merger Agreement?

A:

The approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding Navios Containers Common Units, calculated in accordance with the limitations contained in the Navios Containers Partnership Agreement. See the section entitled “The Special Meeting—Vote Required” for additional information.

Q:	What vote is required to approve the adjournment proposal?

A:

Approval of the adjournment proposal requires the affirmative vote of a majority of votes present or represented by proxy and entitled to vote at the Special Meeting, whether or not a quorum is present, calculated in accordance with the limitations contained in the Navios Containers Partnership Agreement.

If a quorum is not present or if there are not sufficient votes for the approval of the Merger Agreement, Navios Containers expects that the Special Meeting will be adjourned to solicit additional proxies.

Q:	What if I do not vote or do not fully complete my proxy card?

A:

If you do not vote your Navios Containers Common Units with respect to the proposal to approve the Merger Agreement, including the transactions contemplated therein, it will have the same effect as a vote against the proposal, subject to the calculations in accordance with the limitations contained in the Navios Containers Partnership Agreement. However, if the proposal to approve the Merger Agreement, including the transactions contemplated therein, is approved and the Merger is completed, your Navios Containers Public Units will be converted into the right to receive the Merger Consideration even though you did not vote.

If you submit a proxy without specifying the manner in which you would like your Navios Containers Common Units to be voted, such units will be voted “FOR” approval of the Merger Agreement.

Q:	What are the applicable limitations contained in the Navios Containers Partnership Agreement for calculating votes and the number of outstanding Navios Containers Common Units?

A:

The Navios Containers Partnership Agreement limits any person or Group (as defined in the Navios Containers Partnership Agreement) that beneficially owns more than 4.9% of the voting power of the Navios Containers Common Units (or would own that percentage after application of this limitation) from voting his, her or its Navios Containers Common Units above 4.9% (such amount of units above 4.9% of the voting power, “excess units”), and also provides that excess units are not considered to be outstanding for purposes of calculating whether a quorum is present or whether the required vote on any proposal has been obtained. This limitation does not apply to Navios Containers Common Units held by Navios Containers GP or its affiliates or any person or Group who acquired more than 4.9% of the Navios Containers Common Units with the prior approval of the Navios Containers Board after considering the potential tax effects on Navios Containers of granting such approval.

Q:	What do I need to do now?

A:

If you are a unitholder of record, after carefully reading and considering the information contained in, and incorporated by reference into, this document, please complete, date, sign and return the enclosed proxy card. See the section entitled “The Special Meeting—Voting; Proxies.” Your vote is very important, regardless of the number of Navios Containers Common Units you own. Accordingly, please submit your proxy whether or not you plan to attend the Special Meeting in person. Proxies must be received no later than 11:59 p.m., local time, on March 23, 2021.

If you are a beneficial owner, you should instruct your bank, broker or other nominee to vote your Navios Containers Common Units. If you do not instruct your bank, broker or other nominee, it will not be able to vote your Navios Containers Common Units. Please check with your bank, broker or other nominee and follow the voting procedures it provides. Your bank, broker or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. See the section entitled “The Special Meeting—Voting; Proxies.”

Q:	May I change my vote after I have submitted a proxy?

A:	Yes. If your Navios Containers Common Units are registered directly in your name, there are three ways you can change your vote after you have submitted your proxy:

•	First, you may complete and submit a signed written notice of revocation to Navios Containers’ Secretary at the address below:

Navios Maritime Containers L.P.

Attn: Secretary

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Or by email to legal_corp@navios.com

•

Second, you may complete and submit a new proxy card. Your latest vote actually received by Navios Containers before the Special Meeting will be counted, and any earlier votes will be automatically revoked.

•

Third, you may attend the Special Meeting and vote in person. Any earlier proxy will thereby be automatically revoked. However, simply attending the Special Meeting without voting will not revoke any earlier proxy you may have given.

If your Navios Containers Common Units are held in “street name” by a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote and any deadlines for the receipt of those instructions.

Q:	If I want to attend the Special Meeting, what do I do?

A:

Holders of Navios Containers Common Units that want to attend the Special Meeting should come to the offices of Navios Containers, located at 7 Avenue de Grande Bretagne, Office 11B2, Monaco, at 10:00 a.m., local time, on March 24, 2021. You are entitled to attend the Special Meeting only if you were a unitholder of record as of the close of business on the record date or you hold a valid proxy for the Special Meeting. You should be prepared to present photo identification for admittance to the Special Meeting. In addition, if you are a unitholder of record, your name will be verified against the list of unitholders of record on the record date prior to your being admitted to the Special Meeting. If you are not a unitholder of record, but hold units through a bank, broker or other nominee (i.e., in “street name”), you will need to bring your account statement or letter from your bank, broker or other nominee evidencing your beneficial ownership of Navios Containers Common Units as of the record date and, if you intend to vote at the Special Meeting, a legal proxy in your name from your bank, broker or other nominee, which you will need to present to the inspector of election with your ballot.

Q:	What happens if I transfer or sell my Navios Containers Common Units before the Special Meeting or before completion of the Merger?

A:

If you transfer or sell your Navios Containers Common Units after the record date but before the Special Meeting, you will retain your right to vote at the Special Meeting. However, you will have transferred the right to receive the Merger Consideration in the Merger. In order to receive the Merger Consideration, you must hold your Navios Containers Common Units through the effective time of the Merger.

Q:	What if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your Navios Containers Common Units in more than one brokerage account, if you hold units directly as a holder of record and also in “street name,” or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your Navios Containers Common Units are voted.

Q:	When is the Merger expected to be completed?

A:

Navios Containers and Navios Partners are working to complete the Merger as quickly as possible. In addition to obtaining the Unitholder Approval at the Special Meeting, other important conditions to the completion of the Merger exist. Assuming the satisfaction or waiver of all of the conditions in the Merger Agreement, Navios Partners and Navios Containers expect to complete the Merger in the first quarter of 2021. The Merger Agreement contains an end date and time of August 31, 2021 for the completion of the Merger. For a discussion of the conditions to the completion of the Merger, see the section entitled “The Merger Agreement—Conditions to the Merger.”

Q:	What are the material U.S. federal income tax consequences of the Merger to holders of Navios Containers Public Units?

A:

It is intended that, for U.S. federal income tax purposes, the Merger, together with the Optional Second Merger (as defined below), should qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”). If the Merger so qualifies, U.S.

Holders (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences”) of Navios Containers Public Units generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Navios Containers Public Units for Navios Partners Common Units. However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel to the effect that the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” and consult your own tax advisors regarding the U.S. federal income tax consequences of the Merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Q:	Are there risks I should consider in deciding whether to vote for the Merger Agreement?

A:	Yes. We have set forth a non-exhaustive list of risk factors that you should consider carefully in connection with the Merger. See the section entitled “Risk Factors” beginning on page 26.

Q:	How will holders of Navios Containers Public Units receive the Merger Consideration?

A:

Following the completion of the Merger, if you are a holder of record of Navios Containers Public Units at the effective time of the Merger, you will receive a letter of transmittal and instructions on how to obtain the Merger Consideration in exchange for your Navios Containers Public Units. You must return the completed letter of transmittal and surrender your Navios Containers Public Units as described in the instructions, and you will receive the Merger Consideration after the exchange agent receives your completed letter of transmittal and/or such other documents that may be required by the exchange agent. See the section entitled “The Merger—Conversion of Navios Containers Public Units.”

Q:	What will happen if the Merger is not completed?

A:

If the Merger is not completed for any reason, you will not receive any consideration for your Navios Containers Public Units, and Navios Containers will remain an independent company with its common units continuing to be traded on Nasdaq.

Q:	Who can help answer my additional questions about the Merger or voting procedures?

A:

If you have questions about the Merger or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Navios Containers’ proxy solicitor, Morrow Sodali LLC, at Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902, by telephone at (800) 662-5200 or via email at Navios@investor.morrowsodali.com.

If a bank, broker or other nominee holds your Navios Containers Common Units, then you should also contact your bank, broker or other nominee for additional information.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and does not contain all the information that may be important to you. To fully understand the Merger Agreement and the transactions contemplated thereby, including the Merger, and for a more complete description of the terms of the Merger Agreement, you should read carefully this entire proxy statement/prospectus, including the attached annexes and the documents incorporated by reference into this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.”

Parties to the Merger Agreement

Navios Maritime Partners L.P.

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Holdings, a global seaborne shipping and logistics company.

As of January 12, 2021, Navios Partners’ fleet consists of 24 Panamax vessels, 15 Capesize vessels, five Ultra-Handymax vessels and ten containerships, including two Panamax bareboat charter-in vessels that are expected to be delivered by the first half of 2021. Navios Partners generates revenues by charging its customers for the use of its vessels to transport their dry cargos. In general, the vessels in Navios Partners’ fleet are chartered-out under time charters, which range in length up to 12 years at inception. From time to time, Navios Partners operates vessels in the spot market until the vessels have been chartered under longer-term charters.

The principal executive offices of Navios Partners are located at c/o Navios Maritime Partners L.P., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140.

Navios Maritime Containers L.P.

Navios Containers is a publicly traded limited partnership, organized under the laws of The Republic of the Marshall Islands in April 2017 by Navios Holdings to take advantage of acquisition and chartering opportunities in the container shipping sector. Navios Containers generates its revenues by chartering its vessels to leading liner companies pursuant to fixed-rate time charters. Navios Containers is a growth-oriented international owner and operator of containerships.

As of January 12, 2021, Navios Containers owned a fleet of 29 vessels, totaling 142,821 TEU and with an average age of 12.5 years, which is below the current industry average of about 13.1 years as of January 2021, according to industry data. Navios Containers’ fleet includes three 3,450 TEU containerships, 22 containerships between 4,250 TEU and 4,730 TEU and four containerships between 8,200 TEU and 10,000 TEU. As of January 12, 2021, Navios Containers had contracts covering 71.6% of available days for the full year 2021 (excluding index-linked charters).

The principal executive offices of Navios Containers are located at c/o Navios Maritime Containers L.P., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140.

Navios Maritime Containers GP LLC

Navios Containers GP is a limited liability company organized under the laws of The Republic of the Marshall Islands formed in September 2018 to be the general partner of Navios Containers. Navios Containers GP holds a non-economic interest in Navios Containers that does not provide its holder with any rights to profits or losses of, or distributions by, Navios Containers (the “Navios Containers General Partner Unit”).

The principal executive offices of Navios Containers GP are located at c/o Navios Shipmanagement Inc., Akti Miaouli 85, Piraeus, 185 38, Greece, and its telephone number is (011) + 30 210 417 2050.

NMM Merger Sub LLC

Merger Sub is a limited liability company organized under the laws of The Republic of the Marshall Islands and a wholly-owned subsidiary of Navios Partners. Merger Sub was formed on December 29, 2020, solely for the purpose of consummating the Merger and has no operating assets. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

The principal executive offices of Merger Sub are located at c/o Navios Maritime Partners L.P., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140.

Description of the Merger (page 43)

Navios Partners and Navios Containers agreed to combine businesses by merging Merger Sub, a wholly-owned subsidiary of Navios Partners, with and into Navios Containers, with Navios Containers being the surviving entity. If the Merger is successfully consummated, Navios Containers will become a wholly-owned subsidiary of Navios Partners. As a result of the Merger, each Navios Containers Public Unit will be converted into the right to receive 0.39 of a Navios Partners Common Unit.

The Special Meeting (page 38)

The Special Meeting of limited partners of Navios Containers will be held at the offices of Navios Maritime Containers L.P., located at 7 Avenue de Grande Bretagne, Office 11B2, Monaco, on March 24, 2021, at 10:00 a.m., local time, unless adjourned or postponed to a later time. At the Special Meeting, holders of Navios Containers Common Units will be asked to approve the Merger Agreement, including the transactions contemplated therein, and the adjournment proposal.

The approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding Navios Containers Common Units, calculated in accordance with the limitations contained in the Navios Containers Partnership Agreement. In addition, a quorum at the Special Meeting requires the presence in person or by proxy of holders of a majority of the outstanding Navios Containers Common Units, calculated in accordance with the limitations contained in the Navios Containers Partnership Agreement. See the section entitled “The Special Meeting—Vote Required” for additional information.

Holders of Navios Containers Common Units of record as of the close of business on February 10, 2021, the record date for the Special Meeting, are entitled to receive notice of and to vote at the Special Meeting and are entitled to one vote per common unit, subject to the limitations described in the section entitled “The Special Meeting—Vote Required.”

As of the date of this proxy statement/prospectus, Navios Partners owned approximately 11.6 million, or 35.7%, of the outstanding Navios Containers Common Units, and Navios Holdings, which owns approximately 18.2% of the equity interests of Navios Partners, owned approximately 1.3 million, or 3.9%, of the outstanding Navios Containers Common Units. Directors and executive officers of Navios Containers and Navios Partners owned less than 1% of the outstanding Navios Containers Common Units. In addition, Navios Containers GP is owned and controlled by an entity affiliated with Navios Containers’ Chairman and Chief Executive Officer. Under the

Merger Agreement, Navios Partners has agreed to vote all Navios Containers Common Units owned by it in favor of the Merger Agreement and related matters. As of the date of this proxy statement/prospectus, Navios Partners and Navios Containers each expects that its respective directors and executive officers, as well as Navios Holdings, will vote any Navios Containers Common Units held by them “FOR” the approval of the Merger Agreement, and the adjournment proposal.

Recommendation of the Navios Containers Conflicts Committee and Navios Containers Board; Reasons for the Navios Containers Conflicts Committee’s Recommendation (page 48)

The Navios Containers Conflicts Committee considered the benefits of the Merger Agreement, the Merger and the related transactions as well as the associated risks and, by unanimous vote at a meeting held on December 30, 2020, in good faith (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Navios Containers and the holders of Navios Containers Public Units, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that the Navios Containers Board (A) approve the Merger Agreement and the transactions contemplated thereby, including the Merger, (B) submit the Merger Agreement to the limited partners of Navios Containers for approval, (C) recommend that the limited partners of Navios Containers approve the Merger Agreement and the Merger upon the terms and conditions set forth in the Merger Agreement and (D) cause Navios Containers to enter into the Merger Agreement and consummate the Merger upon the terms and conditions set forth in the Merger Agreement, subject to obtaining the requisite approval of the limited partners of Navios Containers. In addition, in accordance with the Navios Containers Partnership Agreement, the Navios Containers Conflicts Committee granted Special Approval (as defined below) of the Merger Agreement and the transactions contemplated thereby, including the Merger.

For a discussion of the many factors considered by the Navios Containers Conflicts Committee in making its determination and approval, please read the sections entitled “The Merger—Recommendation of the Navios Containers Conflicts Committee” and “The Merger—Reasons for the Navios Containers Conflicts Committee’s Recommendation.”

Opinion of Financial Advisor to the Navios Containers Conflicts Committee (page 55)

On December 30, 2020, Pareto, financial advisor to the Navios Containers Conflicts Committee, delivered its oral opinion to the Navios Containers Conflicts Committee, which opinion was subsequently confirmed by delivery of a written opinion dated December 30, 2020, to the effect that, as of such date and based upon and subject to the various assumptions, qualifications and limitations set forth in Pareto’s opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Navios Containers Public Units.

The full text of the written opinion of Pareto sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Pareto in rendering its opinion, and is attached hereto as Annex B. You are encouraged to read Pareto’s opinion carefully and in its entirety. For a description of the opinion that the Navios Containers Conflicts Committee received from Pareto see the section entitled “The Merger—Opinion of Financial Advisor to the Navios Containers Conflicts Committee” and Annex B.

Reasons for the Approval of the Navios Partners Board (page 61)

The Navios Partners Board considered the benefits of the Merger Agreement, the Merger and the related transactions as well as the associated risks and, at a meeting held on December 30, 2020, approved and declared advisable (i) the form, terms and provisions of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, and (ii) in connection with the Merger, the issuance of the Merger Consideration and the execution, delivery and performance by Navios Partners of the Merger Agreement.

For a discussion of the many factors considered by the Navios Partners Board in making its determination and approval, please read the section entitled “The Merger—Reasons for the Approval of the Navios Partners Board.”

Material U.S. Federal Income Tax Considerations of the Merger (page 73)

It is intended that, for U.S. federal income tax purposes, the Merger, together with the Optional Second Merger, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that Section 367(a) of the Code should not cause Navios Partners to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of Navios Containers Common Units that is a United States person (as defined in Section 7701 of the Code) and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Navios Partners immediately following the Merger) (the “Intended Tax Treatment”). If the Merger so qualifies, U.S. Holders of Navios Containers Public Units generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Navios Containers Public Units for Navios Partners Common Units. However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel to the effect that the Merger should qualify for the Intended Tax Treatment. In addition, neither Navios Containers nor Navios Partners intends to request a ruling from the United States Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge.

You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” and consult your own tax advisors regarding the U.S. federal income tax consequences of the Merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Interests of Navios Containers’ Directors and Officers in the Merger (page 63)

Certain members of the Navios Containers Board and the Navios Containers executive officers have financial interests in the Merger that are in addition to, and/or different from, the interests of holders of Navios Containers Common Units, but only with respect to indemnification and insurance coverage. In particular, the Merger Agreement provides for director and officer indemnification arrangements for each of Navios Containers’ directors and officers and provides existing directors’ and officers’ liability insurance to the Navios Containers directors and officers that will continue for six years following completion of the Merger. With the exception of three directors and executive officers who collectively hold less than 1% of Navios Containers Common Units, none of the officers or directors of Navios Containers own any Navios Containers Common Units or any other securities of Navios Containers.

In addition, Navios Containers GP and certain members of the Navios Containers Board are affiliated with Navios Partners. Angeliki Frangou, who serves as Navios Containers’ Chief Executive Officer and as Chairman of the Navios Containers Board, also serves as Navios Partners’ Chief Executive Officer and as Chairman of the Navios Partners Board, and is the indirect owner of the general partner each of Navios Containers and Navios Partners. Efstratios Desypris, a member of the Navios Containers Board, serves as Chief Financial Officer of Navios Partners.

Navios Partners and its affiliates are also parties to several agreements and transactions with Navios Containers. For additional information, see the section entitled “Related Party Transactions.”

The Navios Containers Conflicts Committee was aware of these additional and/or differing interests and potential conflicts and considered them, among other matters, in evaluating, negotiating and approving the Merger Agreement.

For additional information, please read the section entitled “The Merger—Interests of Navios Containers’ Directors and Officers in the Merger.”

Key Terms of the Merger Agreement (page 76)

The Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus. You are encouraged to read the Merger Agreement because it is the legal document that governs the Merger. For a summary of the material terms of the Merger Agreement, please read the section entitled “The Merger Agreement.”

Structure of the Merger

Under the terms of the Merger Agreement, Merger Sub will merge with and into Navios Containers and each Navios Containers Public Unit will be converted into the right to receive 0.39 of a Navios Partners Common Unit. In addition, the Navios Containers General Partner Unit will be automatically transferred to Navios Partners or a subsidiary of Navios Partners for consideration consisting of one Navios Partners Common Unit. As a result of the Merger, the separate existence of Merger Sub will cease and Navios Containers and its subsidiaries will become wholly-owned subsidiaries of Navios Partners. Following the Merger, (i) Navios Partners will hold all of the outstanding Navios Containers Common Units and (ii) Navios Partners or a subsidiary of Navios Partners will hold the Navios Containers General Partner Unit.

No fractional units shall be issued in the Merger. Each holder of Navios Containers Public Units who would otherwise have been entitled to receive a fractional unit of Navios Partners Common Units in the Merger (after taking into account all Navios Containers Public Units held by such holder immediately prior to the Effective Time (as defined below in the section entitled “Summary—Key Terms of the Merger Agreement—When the Merger Becomes Effective”)) of 0.5 or above shall receive in the Merger, in lieu of such fractional unit, a full Navios Partners Common Unit, and each holder of Navios Containers Public Units who would otherwise have been entitled to receive a fractional unit of Navios Partners Common Units (after taking into account all Navios Containers Public Units held by such holder immediately prior to the Effective Time) of less than 0.5 shall receive no consideration for such fractional unit, which shall be forfeited.

When the Merger Becomes Effective

Navios Partners and Navios Containers will cause a certificate of merger to be executed and filed with the Office of the Registrar of Corporations of The Republic of the Marshall Islands on the third business day after the day on which the last condition to completing the Merger is satisfied or waived, or at such other time as Navios Partners and Navios Containers may agree. The Merger will become effective at the time and on the date on which the certificate of merger is filed or at such later time and date on which the parties agree as specified in the certificate of merger. This time is referred to as the “Effective Time.”

Effect of the Merger

At the Effective Time:

•

Each Navios Containers Public Unit will be converted into the right to receive 0.39 of a Navios Partners Common Unit, and, at the Effective Time, each Navios Containers Public Unit will be cancelled and retired and will cease to exist;

•

The Navios Containers General Partner Unit will remain outstanding as a non-economic general partner interest in Navios Containers and will be automatically transferred to Navios Partners or a subsidiary of Navios Partners in exchange for consideration of one Navios Partners Common Unit;

•

The Navios Containers Common Units owned by Navios Containers or any of its subsidiaries immediately prior to the Effective Time will cease to be outstanding and will be cancelled and will cease to exist without consideration therefor;

•	The Navios Containers Common Units that are owned directly or indirectly by Navios Partners will re-main outstanding and shall be unaffected by the Merger; and

•

The limited liability company interest in Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into a number of common units of the surviving partnership equal to the number of Navios Containers Public Units.

For a description of the Navios Partners Common Units, and for a description of the comparative rights of holders of the Navios Partners Common Units and the Navios Containers Common Units, please read the sections entitled “Description of Navios Partners Common Units,” and “Comparison of Unitholder Rights.”

Conditions to the Merger

The obligation of the parties to the Merger Agreement to complete the Merger is subject to the satisfaction or waiver of certain conditions, including, among others:

•	the receipt of the Unitholders Approval;

•	this proxy statement/prospectus having been declared effective by the SEC and its continued effectiveness thereof;

•	the absence of any decree, order, injunction, law or impediment prohibiting the transactions contemplated by the Merger Agreement; and

•	the approval of the listing on the NYSE, subject to official notice of issuance, of the Navios Partners Common Units to be issued in the Merger.

The parties’ obligations are also separately subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of the other party relating to organization and existence, authorization to enter into the Merger Agreement and to complete the transactions contemplated thereby and capitalization shall be true and correct in all material respects as of the date on which the closing actually occurs (the “Closing Date”) as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•

the representations and warranties of the other party relating to all other matters (other than organization and existence, authorization to enter into the Merger Agreement and to complete the transactions contemplated thereby, capitalization and “no adverse changes”) shall be true and correct (without regard to any materiality, material adverse effect and similar qualifiers therein) as of the closing of the Merger, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a material adverse effect;

•	the representation and warranty relating to “no adverse changes” shall be true and correct as of the Closing Date as if made on the date thereof; and

•

the other party shall have performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement prior to the Closing Date that have materiality, material adverse effect or similar qualifiers, and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under the Merger Agreement prior to the Closing Date that are not so qualified.

No Solicitation; Change of Recommendation

As more fully described in this proxy statement/prospectus and as set forth in the Merger Agreement, Navios Containers will not, without the prior written consent of Navios Partners, subject to certain exceptions, (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiring or any proposals that constitute or could reasonably be expected to lead to an Alternative Proposal (as defined below in the section entitled “The Merger—Covenants and Other Agreements”), (ii) grant any waiver or release of any standstill or similar agreement with respect to any units of Navios Containers or of any of its subsidiaries or (iii) effect any Adverse Recommendation Change (as defined below). For a more detailed discussion of Navios Partners and Navios Containers and the ability of their respective boards of directors to consider other proposals, please see “The Merger Agreement—Covenants and Other Agreements” on page 80.

Termination

Prior to the Effective Time, the Merger Agreement may be terminated:

•	by mutual written agreement of the parties thereto;

•	by either Navios Partners or Navios Containers, if:

•

the Merger is not consummated on or before August 31, 2021 (the “Outside Date”), as long as the party seeking to terminate has not otherwise prevented the Merger from occurring by failing to perform or observe in any material respect its obligations under the Merger Agreement;

•

a governmental entity has issued a final and non-appealable order, decree or ruling or has taken any other action that permanently restrains, enjoins or otherwise prohibits the Merger, so long as the party seeking termination has complied with certain of its obligations under the Merger Agreement; or

•	the Special Meeting has concluded, a vote has been taken with respect to the Unitholders Approval and the Unitholders Approval has not been obtained (the “Unitholder Vote Down”);

•	by Navios Containers:

•

if Navios Partners or Merger Sub breaches or fails to perform any of their respective representations, warranties, covenants or agreements in the Merger Agreement or if any of their respective representations or warranties become untrue, resulting in a condition to the Merger not being satisfied, and such breach or failure cannot be cured, or is not cured, prior to the Outside Date, provided that Navios Containers is not likewise in breach of the Merger Agreement; or

•

prior to the receipt of the Unitholders Approval, in order to enter into a definitive agreement for a Superior Proposal (as defined below in the section entitled “The Merger—Covenant and Other Agreements”), provided that Navios Containers simultaneously pays the Termination Fee (as defined below in the section entitled “The Merger—Covenants and Other Agreements”) to Navios Partners); or

•	by Navios Partners:

•

if Navios Containers breaches or fails to perform any of its representations, warranties, covenants or agreements in the Merger Agreement or if any of its representations or warranties become untrue, resulting in a condition to the Merger not being satisfied, and such breach or failure cannot be cured, or is not cured, prior to the Outside Date, provided that Navios Partners is not likewise in breach of the Merger Agreement; or

•	prior to the receipt of the Unitholders Approval, if an Adverse Recommendation Change (as defined below) shall have occurred.

Upon termination of the Merger Agreement, Navios Containers will be required to pay Navios Partners the Termination Fee under specified circumstances, including if the Merger Agreement is terminated by:

•	Navios Partners or Navios Containers:

•

if the Unitholder Vote Down has occurred, an Alternative Proposal was publicly proposed or announced, such Alternative Proposal was not withdrawn prior to the Special Meeting and Navios Containers enters into a definitive agreement to consummate, or consummates, an Alternative Proposal within 12 months of the termination date; or

•	if the Unitholder Vote Down and an Adverse Recommendation Change have occurred;

•	Navios Partners because an Adverse Recommendation Change has occurred; or

•	Navios Containers to accept and enter into an agreement with respect to a Superior Proposal.

In addition, upon termination of the Merger Agreement in connection with a material breach by Navios Partners or Navios Containers (as applicable), the other party will be entitled to reimbursement of its expenses not to exceed $1,000,000, and if the Special Meeting is held and the Unitholders Approval is not obtained, Navios Partners will be entitled to reimbursement of its expenses by Navios Containers in an amount not to exceed $1,000,000.

Other Information Related to the Merger

No Dissenters’ or Appraisal Rights

Holders of Navios Containers Common Units do not have dissenters’ or appraisal rights under applicable law or contractual dissenters’ or appraisal rights under the Merger Agreement.

Regulatory Matters (page 64)

In connection with the Merger, Navios Partners intends to make all required filings under the Securities Act and the Exchange Act, as well as any required filings or applications with the NYSE. Navios Partners and Navios Containers are unaware of any other requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any jurisdiction that is applicable to the Merger.

Listing of Navios Partners Common Units to be Issued in the Merger (page 65)

Navios Partners expects to obtain approval to list the Navios Partners Common Units to be issued pursuant to the Merger Agreement on the NYSE, which approval is a condition to the closing of the Merger.

Accounting Treatment (page 64)

Navios Partners intends to account for the Merger “as a business combination achieved in stages,” which will result in the application of the “acquisition method,” as defined under Accounting Standards Codification 805, Business Combinations, as well as the re-calculation of its previously held equity interest in Navios Containers to its fair value at the date the controlling interest is acquired and the recognition of a gain/(loss) in earnings. Under the acquisition method, the consideration paid by Navios Partners in connection with the Merger will be allocated to Navios Containers’ net assets based on their respective fair values as of the date of the completion of the Merger. The excess of the total purchase consideration over the fair value of the identifiable net assets acquired will be allocated to goodwill or negative goodwill, as the case may be. This method may result in the carrying value of assets, including goodwill or negative goodwill, acquired from Navios Containers being substantially different from the former carrying values of those assets. The purchase price allocation is subject to refinement as Navios Partners completes the valuation of the assets acquired and liabilities assumed. The results of operations of Navios Containers will be included in Navios Partners’ consolidated results of operations only for periods subsequent to the completion of the acquisition.

Comparison of Unitholder Rights (page 92)

The holders of Navios Containers Public Units will have different rights once they become holders of Navios Partners Common Units. For more information concerning these differences, please read the section entitled “Comparison of Unitholder Rights.”

Risk Factors (page 26)

The Merger and an investment in Navios Partners Common Units involve risks, some of which are related to the Merger. In considering the Merger and the Merger Agreement, you should carefully consider the information about these risks set forth under the section “Risk Factors,” together with the other information included or incorporated by reference in this proxy statement/prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA AND OTHER OF NAVIOS PARTNERS

The following tables set forth selected consolidated historical financial and other data of Navios Partners for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, as well as for the nine-month periods ended September 30, 2020 and 2019. You should read the notes to Navios Partners’ consolidated historical financial statements for a discussion of the basis on which Navios Partners’ consolidated historical financial statements are presented. The selected consolidated historical financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, has been derived from Navios Partners’ audited consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the SEC on April 1, 2020 which is incorporated by reference into this proxy statement/prospectus. The selected consolidated historical financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015, has been derived from Navios Partners’ audited consolidated financial statements for such years and accompanying notes, which are not incorporated into this proxy statement/prospectus by reference. The selected consolidated historical financial data as of September 30, 2020 and for the nine month periods ended September 30, 2020 and 2019 has been derived from Navios Partner’s unaudited consolidated financial statements included in Navios Partners’ Form 6-K, as filed with the SEC on November 18, 2020, which is incorporated by reference into this proxy statement/prospectus and has been prepared on the same basis as Navios Partners audited consolidated financial statements included in Navios Partners Annual Report on Form 20-F for the year ended December 31, 2019.

The information set forth below is only a summary. You should read the following information together with Navios Partners’ consolidated financial statements and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Navios Partners’ Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and Navios Partners’ Form 6-K for the nine months ended September 30, 2020, which are incorporated by reference into this proxy statement/prospectus. Navios Partners’ annual and interim period results are not necessarily indicative of Navios Partners’ results in any future period. In the opinion of Navios Partners’ management, the selected consolidated historical financial data as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 set forth in the tables below reflect all normal recurring adjustments necessary for the fair statement of results of operations and financial positions for these periods. For more information, see the section entitled “Where You Can Find More Information.”

STATEMENT OF OPERATIONS DATA

(In thousands of U.S. dollars, except unit and per unit data)

(in thousands of U.S. dollars, except for unit and per unit data)	Unaudited for the nine months ended September 30,		Year ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Statement of Operations Data
Time charter and voyage revenues	$157,538	$158,111	$219,379	$231,361	$211,652	$190,524	$223,676
Time charter and voyage expenses	(8,647)	(8,721)	(12,331)	(10,024)	(4,158)	(5,673)	(7,199)
Direct vessel expenses	(7,670)	(4,823)	(6,985)	(6,180)	(7,172)	(6,381)	(4,043)
Vessel operating expenses (management fees entirely through related parties transactions)	(68,424)	(49,801)	(68,188)	(68,871)	(67,310)	(59,209)	(56,504)
General and administrative expenses	(15,844)	(14,425)	(20,984)	(18,458)	(17,163)	(12,351)	(7,931)
Depreciation and amortization	(41,453)	(39,903)	(53,255)	(58,334)	(72,760)	(92,370)	(75,933)
Vessels impairment loss	(8,580)	(7,345)	(36,680)	(44,344)	(32,677)	(27,201)	—

(in thousands of U.S. dollars, except for unit and per unit data)	Unaudited for the nine months ended September 30,		Year ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Impairment of receivable in affiliated company	(6,900)	—	—	—	—	—	—
Loss on sale of securities	—	—	—	—	—	(19,435)	—
Interest expense and finance cost, net	(18,636)	(35,192)	(45,254)	(42,766)	(38,225)	(31,247)	(31,720)
Interest income	514	5,392	6,172	4,408	3,277	541	222
Gain on change in control	—	—	—	—	4,068	—	—
Other income	2,344	696	1,053	1,554	9,884	14,523	5,232
Other expense	(3,202)	(4,725)	(4,990)	(5,384)	(5,133)	(4,270)	(3,995)
Equity in net (loss) / earnings of affiliated companies	586	1,549	(40,071)	3,957	866	—	—

Net (loss)/ income	$(18,374)	$813	$(62,134)	$(13,081)	$(14,851)	$(52,549)	$41,805

Net (loss)/ income per common unit (basic and diluted)	$(1.65)	$0.07	$(5.62)	$(1.18)	$(1.65)	$(9.3)	$7.2

	Unaudited as of September 30,	As of December 31,
(in thousands of U.S. dollars)	2020	2019	2018	2017	2016	2015
Balance Sheet Data
Current assets, including cash	$67,137	$75,990	$111,112	$60,306	$56,349	$39,835
Vessels, net	1,122,535	1,062,258	1,043,250	1,099,015	1,037,206	1,230,049
Total assets	1,297,715	1,253,517	1,314,133	1,305,302	1,268,580	1,350,291
Total long-term financial liability, including current portion, net	64,263	88,608	23,820	—	—	—
Total long-term debt, including current portion, net	441,409	400,420	483,665	493,463	523,776	598,078
Total operating lease liabilities, including current portion, net	13,429	14,202	—	—	—	—
Total partners’ capital	704,850	728,019	776,753	767,710	680,209	732,215
Units issued and outstanding
Common unitholders	11,267,997	10,987,679	11,270,283	9,853,181	5,554,927	5,538,647
Dividends declared per unit
Cash dividend per common unit	$0.41	$1.22	$0.9	$—	$—	$23.1
Cash dividend per general partner unit	$0.41	$1.22	$0.9	$—	$—	$38.6

	Unaudited for the nine months ended September 30,		Year ended December 31,
	2020	2019	2019	2018	2017		2016		2015
Cash Flow Data
Net cash provided by operating activities	$68,700	$47,095	$70,395	$68,319	$53,499	(1)	$61,813	(1)	$123,702	(1)
Net cash (used in)/ provided by investing activities	(78,346)	(6,884)	(17,034)	(67,888)	(187,211)		5,051		(149,301)
Net cash (used in) / provided by financing activities	9,859	(75,671)	(84,414)	31,091	138,557	(1)	(76,315	)(1)	(40,311	)(1)

(1)

The net cash provided by operating activities and net increase in operating assets presented in this table have been revised to reflect the adoption of ASU 2016-18, which was effective beginning the first quarter ended March 31, 2018 and applied retrospectively to all prior periods presented in Navios Partners’ financial statements.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF NAVIOS CONTAINERS

The following table sets forth selected consolidated financial and other data of Navios Containers for the years ended December 31, 2019, 2018 and the period from April 28, 2017 (date of inception) to December 31, 2017, as well as for the nine-month periods ended September 30, 2020 and 2019. You should read the notes to Navios Containers’ consolidated financial statements for a discussion of the basis on which Navios Containers’ consolidated financial statements are presented. The information provided below should be read in conjunction with the consolidated financial statements, related notes and other financial information included in Navios Containers’ Annual Report for the fiscal year ended December 31, 2019, filed on Form 20-F, as filed with the SEC on March 18, 2020, as well as Navios Containers’ Operating and Financial Review for the three and nine month periods ended September 30, 2020, filed on Form 6-K, as filed with the SEC on November 12, 2020, each of which is incorporated by reference into this proxy statement/prospectus.

STATEMENT OF OPERATIONS DATA

(In thousands of U.S. dollars, except unit and per unit data)

(in thousands of U.S. dollars, except for unit and per unit data)	Unaudited for the nine months ended September 30,		Year ended December 31,		Period from April 28, 2017 (date of inception) to December 31, 2017
	2020	2019	2019	2018
Statement of Operations Data
Revenue	$95,432	$102,541	$141,532	$133,921	$39,188
Time charter and voyage expenses	(5,689)	(4,413)	(5,754)	(4,178)	(1,257)
Direct vessel expenses	(3,994)	(2,796)	(4,077)	(1,314)	(672)
Vessel operating expenses (management fees entirely through related parties transactions)	(51,765)	(48,885)	(65,638)	(53,772)	(16,488)
General and administrative expenses	(7,576)	(7,687)	(10,223)	(7,413)	(2,262)
Listing transaction-related expenses	—	—	—	(4,990)	—
Depreciation and amortization	(14,017)	(21,402)	(28,647)	(38,552)	(13,578)
Interest expense and finance cost, net	(10,983)	(12,851)	(16,846)	(11,785)	(2,293)
Interest income	—	—	—	90	25
Other income	550	325	603	1,017	7
Other expense	(138)	(260)	(3,443)	(324)	(32)

Net income	$1,820	$4,572	$7,507	$12,700	$2,638

Net earnings per common unit, basic and diluted	$0.05	$0.13	$0.22	$0.38	$0.14

	Unaudited as of September 30, 2020	As of December 31,
(in thousands of U.S. dollars)		2019	2018	2017
Balance Sheet Data (at period end):
Total current assets	$17,916	$29,450	$25,137	$21,371
Vessels, net	387,201	395,621	342,693	177,597
Total assets	434,811	460,302	413,527	266,811
Total current liabilities	37,158	71,397	47,384	49,559
Long-term financial liability, net of current portion and net of deferred finance costs	159,865	69,863	78,100	—
Long-term debt, net of current portion and net of deferred finance costs	47,771	129,062	105,570	76,534
Total Partners’ capital	$190,017	$189,980	$182,473	$140,718

	Unaudited for the nine months ended September 30,		Year ended December 31,		Period from April 28, 2017 (date of inception) to December 31, 2017
(in thousands of U.S. dollars)	2020	2019	2019	2018	2017
Cash Flow Data:
Net cash provided by operating activities	$2,621	$24,309	$36,976	$47,509	$2,623
Net cash (used in)/ provided by investing activities	(3,212)	(60,898)	(62,513)	(170,503)	(249,227)
Net cash (used in) / provided by financing activities	(9,225)	34,846	24,754	127,385	261,105

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information gives effect to the Merger. The selected unaudited pro forma condensed combined balance sheet is presented as if the Merger had occurred on September 30, 2020. The selected unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the nine month period ended September 30, 2020 are presented as if the Merger had occurred on January 1, 2019. The summary unaudited pro forma condensed combined data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information appearing elsewhere in this proxy statement/prospectus and the accompanying notes in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The selected unaudited pro forma condensed combined financial statements reflect the application of pro forma adjustments that are preliminary (such as fair values of vessels, intangibles and debt) and are based upon available information and certain assumptions, described in the accompanying notes hereto, that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying selected unaudited pro forma condensed combined financial statements. The selected unaudited pro forma condensed combined financial statements have been prepared by management and are not necessarily indicative of the financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated above, nor is it meant to be indicative of any anticipated financial position or future results of operations that Navios Partners or Navios Containers will experience going forward. In addition, the accompanying selected unaudited pro forma condensed combined statement of operations does not reflect any expected cost savings on restructuring actions that Navios Partners and Navios Containers may incur or generate.

The unaudited pro forma condensed combined financial information is based upon, has been derived from and should be read in conjunction with, the audited consolidated historical financial statements of Navios Partners for the fiscal year ended December 31, 2019 filed on Form 20-F, as filed with the SEC on April 1, 2020, the audited consolidated historical financial statements of Navios Containers for the fiscal year ended December 31, 2019 filed on Form 20-F, as filed with the SEC on March 18, 2020, the unaudited historical condensed consolidated financial statements of Navios Partners as of September 30, 2020 and for the nine month period ended September 30, 2020 filed on Form 6-K, as filed with the SEC on November 18, 2020, and the unaudited historical condensed consolidated financial statements of Navios Containers as of September 30, 2020 and for the nine month period ended September 30, 2020 filed on Form 6-K, as filed with the SEC on November 12, 2020 (in each case, prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), each of which is incorporated by reference herein, as well as the information set forth in this proxy statement/prospectus.

Pro Forma Statement of Operations Data (in thousands)	For the Nine Month Period Ended September 30, 2020	For the Year Ended December 31, 2019
Revenue	$252,970	$360,911
Time charter and voyage expenses	(14,336)	(18,085)
Direct vessel expenses	(11,664)	(11,062)
Vessel operating expenses (management fees entirely through related parties transactions)	(120,189)	(133,826)
General and administrative expenses	(23,420)	(34,707)
Depreciation and amortization	(38,080)	(21,997)
Vessels impairment loss	(8,580)	(36,680)
Impairment of receivable in affiliated company	(6,900)	—
Interest expense and finance cost, net	(27,610)	(60,157)
Interest income	514	6,172
Bargain purchase gain	—	61,929
Other income	2,894	1,656
Other expense	(3,340)	(8,433)
Equity in net (loss)/earnings of affiliated companies	—	25,024

Net income	$2,259	$130,745

Pro forma basic and diluted income per unit attributable to common unit holders	0.12	6.76
Pro forma basic and diluted weighted average common units	19,018,137	18,963,746

Pro Forma Balance Sheet Data (in thousands)	As of September 30, 2020
Total assets	$1,818,555
Total liabilities	$939,165
Total liabilities and stockholders’ equity	$1,818,555

COMPARATIVE PER UNIT DATA

The following table presents Navios Partners’ and Navios Containers’ historical per unit data and Navios Partners’ and Navios Containers’ combined pro forma per unit data after giving effect to the Merger for the year ended December 31, 2019 and for the nine month period ended September 30, 2020, and equivalent pro forma per unit data for Navios Containers for the year ended December 31, 2019 and for the nine months ended September 30, 2020 (based on each Navios Containers Public Unit being exchanged in the Merger for 0.39 of a Navios Partners Common Unit).

You should read this information in conjunction with, and the information is qualified in its entirety by, the respective audited and unaudited consolidated financial statements and accompanying notes of Navios Partners and Navios Containers incorporated by reference into this proxy statement/prospectus and the unaudited pro forma condensed combined financial statements and accompanying notes related to such combined financial statements included elsewhere in this proxy statement/prospectus.

The pro forma combined per unit data below does not purport to represent what the actual results of operations or the earnings per unit would have been had Navios Partners and Navios Containers been combined during the periods presented, nor to project the combined results of operations or earnings per common unit for any future date or period. The pro forma combined book value per unit data below does not purport to represent what the value of Navios Partners and Navios Containers would have been had the companies been combined during the periods presented.

	For the Nine Month Period Ended September 30, 2020	For the Year Ended December 31, 2019
Navios Partners historical per common unit data:
Net (loss)/ income per common unit
Basic	$(1.65)	$(5.62)
Diluted	$(1.65)	$(5.62)
Cash dividends declared per common unit	$0.41	$1.22
Book value per unit at period end	$0.06	$0.07

	For the Nine Month Period Ended September 30, 2020	For the Year Ended December 31, 2019
Navios Containers historical per common unit data:
Net (loss)/ income per common unit
Basic	$0.05	$0.22
Diluted	$0.05	$0.22
Book value per unit at period end	$0.01	$0.01

	For the Nine Month Period Ended September 30, 2020	For the Year Ended December 31, 2019
Pro forma combined per unit data:
Net (loss)/ income per common unit
Basic	$0.12	$6.76
Diluted	$0.12	$6.76
Cash dividends declared per common unit	$0.41	$1.22
Book value per unit at period end	$0.05	$—

	For the Nine Month Period Ended September 30, 2020	For the Year Ended December 31, 2019
Navios Containers equivalent per common unit data:(1)
Net (loss)/ income per common unit
Basic	$0.05	$2.64
Diluted	$0.05	$2.64
Book value per unit at period end	$0.02

(1)

The Navios Containers equivalent per common unit data is calculated by multiplying the pro forma combined per share data by 0.39, which represents the ratio of Navios Partners Common Units to be received for each Navios Containers Common Unit in the Merger.

COMPARATIVE PER UNIT MARKET PRICE INFORMATION

The following table sets forth the closing sale prices for each Navios Partners Common Unit and each Navios Containers Common Unit as reported on the NYSE and Nasdaq, respectively, as of November 13, 2020, the last trading day before the public announcement of Navios Partners’ proposal to engage in the Merger on November 16, 2020 and as of February 16, 2021, the latest practicable date before the date of this proxy statement/prospectus. The table also shows the equivalent implied value of a Navios Containers Common Unit on each of the dates, which has been determined by multiplying the market price of a Navios Partners Common Unit on each of the dates by 0.39, which represents the ratio of Navios Partners Common Units to be received for each Navios Containers Common Unit in the Merger.

	Navios Partners Common Unit	Navios Containers Common Unit	Navios Containers Common Unit Equivalent
November 13, 2020	$6.65	$2.16	$2.59
February 16, 2021	$17.93	$6.98	$6.99

The market prices of Navios Partners Common Units and Navios Containers Common Units have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the Closing Date and thereafter. No assurance can be given concerning the market prices of Navios Partners Common Units and Navios Containers Common Units before completion of the Merger or the units of the combined company after completion of the Merger.

RISK FACTORS

The Merger, the Navios Partners business, and owning Navios Partners Common Units involve a high degree of risk. In addition to the other information included or incorporated by reference in this proxy statement/prospectus, including the matters under the section entitled “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider all of the following risk factors. The matters described below may not contain all of the information that is important to you in evaluating the Merger. Accordingly, we urge you to read this entire proxy statement/prospectus, including the appendices and the information included or incorporated by reference in this document. Please also refer to the additional risk factors identified in the periodic reports and other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Risks Related to the Merger

Because the market price of Navios Partners Common Units may fluctuate, you cannot be certain of the precise value of the Merger Consideration that you will receive in the Merger.

The Exchange Ratio is fixed such that each Navios Containers Public Unit will be converted into the right to receive 0.39 of a Navios Partners Common Unit in connection with the Merger. The Exchange Ratio will not be adjusted for changes in the market price of either Navios Containers Common Units or Navios Partners Common Units between the date of signing the Merger Agreement and completion of the Merger. Accordingly, the value of the Merger Consideration to be received at closing will vary depending on the market price of Navios Partners Common Units on the date of the closing of the Merger.

In addition, the price of Navios Partners Common Units and the price of Navios Containers Common Units at the Effective Time may vary from their respective prices on the date the Merger Agreement was executed and on the date of this proxy statement/prospectus. There is no “price protection” mechanism contained in the Merger Agreement that would adjust the number of Navios Partners Common Units that holders of Navios Containers Public Units will receive based on any decreases in the trading price of Navios Partners Common Units.

These variations in Navios Partners Common Unit and Navios Containers Common Unit prices may be the result of various factors, including:

•	changes in the demand and supply of vessels;

•	changes in the supply and demand of vessel capacity;

•	changes in the business prospects of Navios Partners or Navios Containers;

•	litigation developments;

•	market assessments as to whether and when the Merger will be consummated;

•	the timing of the consummation of the Merger;

•	increased competition in the respective markets; and

•	general market, economic and political conditions, including the impact of the COVID-19 pandemic.

The market price for Navios Partners Common Units may be affected by factors different from those affecting the Navios Containers Common Units.

Upon completion of the Merger, holders of Navios Containers Public Units will become holders of Navios Partners Common Units. Some of Navios Containers’ businesses differ from those of Navios Partners, and, accordingly, the results of operations of Navios Partners will be affected by some factors that are different from those currently affecting the results of operations of Navios Containers. For a discussion of the businesses of

Navios Partners and Navios Containers and of other factors to consider in connection with those businesses, you should carefully review this document and documents incorporated by reference, including the risk factors described in Navios Partners’ annual report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the SEC on April 1, 2020, Navios Containers’ annual report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the SEC on March 18, 2020, and each of Navios Partners’ and Navios Containers’ other filings with the SEC, each of which is incorporated by reference into this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 107 of this proxy statement/prospectus.

The announcement and pendency of the Merger could adversely affect each of Navios Partners’ and Navios Containers’ business, results of operations and financial condition.

The announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding Navios Partners’ and Navios Containers’ business, including affecting Navios Partners’ and Navios Containers’ relationships with its existing and future customers and suppliers, which could have an adverse effect on Navios Partners’ or Navios Containers’ business, results of operations and financial condition, regardless of whether the Merger is completed. In particular, Navios Partners and Navios Containers could potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, each of Navios Partners and Navios Containers has expended, and continues to expend, significant management resources, in an effort to complete the Merger, which are being diverted from Navios Partners’ and Navios Containers’ day-to-day operations.

If the Merger is not completed, the trading price of Navios Partners Common Units may fall to the extent that the current price of Navios Partners Common Units reflects a market assumption that the Merger will be completed. In addition, the failure to complete the Merger may result in negative publicity or a negative impression of Navios Partners in the investment community and may affect Navios Partners’ relationship with customers, suppliers and other partners in the business community.

The Merger is subject to closing conditions that, if not satisfied or waived, will result in the Merger not being consummated; accordingly, there is no assurance when or if the Merger will be completed.

The obligation of the parties to the Merger Agreement to complete the Merger is subject to the satisfaction or waiver of certain conditions, including, among others:

•

the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the Navios Containers Common Units, calculated in accordance with the limitations provided for under the Navios Containers Partnership Agreement, as discussed elsewhere herein;

•	this proxy statement/prospectus having been declared effective by the SEC and its continued effectiveness thereof;

•	the absence of any decree, order, injunction, law or impediment prohibiting the transactions contemplated by the Merger Agreement; and

•	the approval of the listing on the NYSE, subject to official notice of issuance, of the Navios Partners Common Units to be issued in the Merger.

The parties’ obligations are also separately subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of the other party relating to organization and existence, authorization to enter into the Merger Agreement and to complete the transactions contemplated thereby and capitalization being true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•	the representations and warranties of the other party relating to all other matters (other than organization and existence, authorization to enter into the Merger Agreement and to complete the transactions con-templated thereby, capitalization and “no adverse changes”) being true and correct (without regard to any materiality, material adverse effect and similar qualifiers therein) as of the closing of the Merger, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a material adverse effect;

•	the representation and warranty of the other party relating to “no adverse changes” being true and correct as of the Closing Date as if made on the date thereof; and

•

the other party having performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement prior to the Closing Date that have materiality, material adverse effect or similar qualifiers, and having performed or complied in all material respects with all other agreements and covenants required to be performed by it under the Merger Agreement prior to the Closing Date that are not so qualified.

There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Merger. As a result of these conditions, there is no assurance that the Merger will be completed on the terms or timeline currently contemplated, or at all. If the Merger does not occur, it may cause the market price of the Navios Containers Common Units and of the Navios Partners Common Units to decline.

Except in specified circumstances, if the Merger is not completed by August 31, 2021, subject to extension in specified circumstances, either Navios Partners or Navios Containers may choose not to proceed with the Merger.

Either Navios Partners or Navios Containers may terminate the Merger Agreement if the Effective Time has not occurred by August 31, 2021. However, this right to terminate the Merger Agreement will not be available to Navios Partners or Navios Containers if the failure of such party to materially perform any of its obligations under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Merger to be completed on or before such time. For more information, see the section entitled “The Merger Agreement—Termination.”

The termination of the Merger Agreement could negatively impact Navios Containers and Navios Partners.

If the Merger is not completed for any reason, including as a result of holder of Navios Containers Common Units failing to approve the Merger Agreement, the ongoing business of Navios Containers and Navios Partners may be adversely affected and, without realizing any of the anticipated benefits of having completed the Merger, Navios Containers and Navios Partners may be subject to a number of risks, including the following:

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Navios Containers and Navios Partners may experience negative reactions from the financial markets, including a decline of their respective common unit price (which may reflect a market assumption that the Merger will be completed);

•	Navios Containers and Navios Partners may experience negative reactions from the investment community, their respective customers and other partners in the business community;

•	Navios Containers and Navios Partners may be required to pay certain costs relating to the Merger, whether or not the Merger is completed; and

•

matters relating to the Merger will have required substantial commitments of time and resources by Navios Containers’ and Navios Partners’ respective management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial had the Merger not been contemplated.

In addition, upon termination of the Merger Agreement under specified circumstances, Navios Partners or Navios Containers may be required to reimburse the other party for its costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby up to a maximum amount of $1.0 million. In addition, upon termination of the Merger Agreement under certain circumstances, Navios Containers may be required to pay Navios Partners the Termination Fee of $3,705,000. See the section entitled “The Merger Agreement—Termination.”

Certain of the executive officers and members of the Navios Containers Board, as well as Navios Containers’ major unitholders, have interests that are different from, and/or in addition to, the interests of other holders of Navios Containers Common Units.

Some of the members of the Navios Containers Board and certain of Navios Containers’ executive officers have financial interests in the Merger that are in addition to, and/or different from, the interests of other holders of Navios Containers Common Units, but only with respect to indemnification and insurance coverage. In particular, the Merger Agreement provides for director and officer indemnification arrangements for each of Navios Containers’ directors and officers and provides existing directors’ and officers’ liability insurance to the Navios Containers directors and officers that will continue for six years following completion of the Merger. With the exception of three directors and executive officers who collectively hold less than 1% Navios Containers Common Units, none of the officers or directors of Navios Containers own any Navios Containers Common Units or any other securities of Navios Containers. In addition, Navios Containers GP is owned and controlled by an entity affiliated with Navios Containers’ Chairman and Chief Executive Officer. For a detailed discussion of the interests that Navios Containers’ directors and executive officers have in the Merger, please see the section entitled “The Merger—Interests of Navios Containers’ Directors and Officers in the Merger.”

In addition, as of the date of this proxy statement/prospectus, Navios Partners owned approximately 35.7% of the outstanding Navios Containers Common Units, and Navios Holdings, which owns approximately 18.2% of Navios Partners, owned approximately 3.9% of the outstanding Navios Containers Common Units.

Since no money, fees or bonuses will be paid in connection with the completion of the Merger, none of the directors, executive officers or major unitholders will have a direct monetary interest in the transaction.

Certain rights of the holders of Navios Containers Public Units will change as a result of the Merger.

Upon completion of the Merger, holders of Navios Containers Public Units will no longer be unitholders of Navios Containers but will be unitholders of Navios Partners. There will be certain differences between your current rights as a holder of Navios Containers Common Units, on the one hand, and the rights to which you will be entitled as a holder of Navios Partners Common Units, on the other hand. For a more detailed discussion of the differences in the rights of holders of Navios Containers Common Units and Navios Partners Common Units, see the section entitled “Comparison of Unitholder Rights.”

While the Merger Agreement is in effect, Navios Containers’ and Navios Partners’ businesses are subject to restrictions on their business activities.

Under the Merger Agreement, Navios Containers, Navios Partners and their respective subsidiaries are subject to certain restrictions on the conduct of their respective businesses and, subject to certain exceptions, generally must operate their respective businesses in the ordinary course consistent with past practice prior to completing the Merger (unless Navios Containers or Navios Partners obtains the other’s consent, as applicable, which is not to be unreasonably withheld, delayed or conditioned), which may restrict Navios Containers’ and Navios Partners’ ability to exercise certain of their respective business strategies. These restrictions may prevent Navios Containers and Navios Partners from selling assets, issuing, delivering or selling their securities in excess of certain agreed limits, declaring or paying any dividend or distribution (other than, for Navios Partners, regular quarterly cash dividends or distributions in the ordinary course, which shall be no greater than $0.05 per Navios

Partners Common Unit), incurring indebtedness or making changes to their respective businesses or governing documents prior to the completion of the Merger or termination of the Merger Agreement, as applicable. These restrictions could have an adverse effect on Navios Containers’ and Navios Partners’ respective businesses, financial results, financial condition or common unit price.

Existing unitholders of Navios Partners and Navios Containers will have a reduced ownership and voting interest in, and will exercise less influence over management of, the combined company after the completion of the Merger.

Upon the completion of the Merger, each holder of Navios Containers Public Units that receives Navios Partners Common Units in the Merger will become a unitholder of Navios Partners, with a percentage ownership of, and voting interest in, the combined company that is smaller than such unitholder’s percentage ownership of, and voting interest in, Navios Containers immediately prior to the Merger. In addition, as a result of the issuance by Navios Partners to holders of Navios Containers Public Units in connection with the Merger, upon the completion of the Merger, each Navios Partners unitholder will have a percentage ownership of, and voting interest in, the combined company that is smaller than such unitholder’s percentage ownership of, and voting interest in, Navios Partners immediately prior to the Merger. Accordingly, existing unitholders of Navios Partners and Navios Containers will have less influence on the management and policies of the combined company than they now have on the management and policies of Navios Partners or Navios Containers, as applicable.

Financial projections regarding Navios Partners and Navios Containers may not prove accurate.

In performing its financial analyses and rendering its fairness opinion, the financial advisor to the Navios Containers Conflicts Committee reviewed and relied on, among other things, internal financial analyses and forecasts for Navios Partners and Navios Containers. These financial projections include assumptions of Navios Partners and Navios Containers, including with regards to future operating cash flows, expenditures and income. These financial projections were not prepared with a view toward public disclosure or toward compliance with U.S. GAAP, the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants. The financial projections should not be regarded as an indication that Navios Partners, Navios Containers, or their respective representatives considered or consider the projections to be a reliable or accurate prediction of future performance. The financial projections are subject to significant economic, competitive, industry and other uncertainties and may not be achieved in full, at all or within projected timeframes. The failure of Navios Partners or Navios Containers to achieve projected results, including projected cash flows, could have a material adverse effect on the price of Navios Partners Common Units, its financial position and its ability to maintain or increase its distributions following the Merger.

The successful execution of the integration strategy following the consummation of the Merger will involve risks and may not be successful.

The success of the Merger will depend, in part, on the ability of the combined company to realize the anticipated benefits from combining Navios Partners’ and Navios Containers’ businesses. Realizing the benefits of the Merger will depend in part on the integration of assets, operations, functions and personnel while maintaining adequate focus on the core businesses of the combined company. Any expected cost savings, economies of scale, enhanced liquidity or other operational efficiencies, as well as revenue enhancement opportunities anticipated from the combination of Navios Partners and Navios Containers, or other synergies, may not occur.

The combined company’s management team will face challenges inherent in efficiently managing the combined company’s fleet, including the need to implement appropriate systems, policies, benefits and compliance programs. If management of the combined company is unable to minimize the potential disruption of the combined company’s ongoing business caused by the integration efforts and the distraction of management during the integration process, the anticipated benefits of the Merger may not be realized or may only be realized to a lesser extent than expected. In addition, the inability to successfully manage the implementation of appropriate systems, policies, benefits and compliance programs for the combined company could have an adverse effect on the combined company after the Merger. These integration-related activities could also have an adverse effect on each of Navios Partners and Navios Containers pending the completion of the Merger.

It is possible that the integration process could result in the loss of key employees, as well as the disruption of each of Navios Partners’ and Navios Containers’ ongoing businesses or the creation of inconsistencies between Navios Partners’ and Navios Containers’ standards, controls, procedures and policies. Any or all of those occurrences could adversely affect the combined company’s ability to maintain relationships with service providers, customers and employees after the Merger or to achieve the anticipated benefits of the Merger.

The combined company’s operating expenses may increase significantly over the near term due to the expanded operations and expenses or other changes related to the Merger. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the Merger and materially and adversely affect the combined company’s business, operating results and financial condition.

The combined company may not realize all of the anticipated benefits of the Merger.

Navios Partners and Navios Containers believe that the Merger will provide benefits to the combined company, as described elsewhere in this proxy statement/prospectus. However, there is a risk that some or all of the expected benefits of the Merger may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of Navios Partners, including but not limited to the strength or weakness of the economy and competitive factors in the areas where Navios Partners and Navios Containers do business, the effects of competition in the markets in which Navios Partners or Navios Containers operate, and the impact of changes in the laws and regulations regulating the seaborne transportation industry or the container market or affecting domestic or foreign operations. The challenge of coordinating previously separate businesses makes evaluating the business and future financial prospects of the combined company following the Merger difficult. The success of the Merger, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies, and that does not materially disrupt existing relationships nor result in decreased revenues or distributions. The past financial performance of each of Navios Partners and Navios Containers may not be indicative of their future financial performance.

Failure to realize all of the anticipated benefits of the Merger may impact the financial performance of the combined company, the price of Navios Partners Common Units and the ability of Navios Partners to pay distributions on the Navios Partners Common Units. The declaration of distributions by Navios Partners will be at the discretion of its board of directors.

The market value of Navios Partners Common Units may decline as a result of the Merger.

The market value of Navios Partners Common Units may decline as a result of the Merger if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of Navios Partners’ and Navios Containers’ businesses are not realized or if the transaction costs related to the Merger are greater than expected. The market value also may decline if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by the market, or if the effect of the Merger on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. In addition, resales of Navios Partners Common Units following the Merger may cause the market value of the Navios Partners Common Units to decline.

The opinion of the Navios Containers Conflicts Committee’s financial advisor will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

The Navios Containers Conflicts Committee will not obtain an updated fairness opinion from its financial advisor as of the date of this proxy statement/prospectus, the Special Meeting or the consummation of the Merger. Changes in the operations and prospects of Navios Partners or Navios Containers, general market and economic conditions and other factors that may be beyond the control of Navios Partners or Navios Containers, and on which the opinion of the financial advisor of the Navios Containers Conflicts Committee were based, may significantly alter the value of Navios Containers or the prices of Navios Partners Common Units by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because the Navios Containers Conflicts Committee currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed.

Navios Partners is organized under the laws of the Republic of the Marshall Islands and a substantial portion of its assets will continue to be, and most of its directors and officers will continue to reside, outside of the United States after the Merger and it may not be possible for unitholders to enforce civil liability provisions of the securities laws of the United States in the Marshall Islands.

Navios Partners is organized under the laws of the Republic of the Marshall Islands. The Republic of the Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. After the Merger, substantially all of the combined company’s assets will be located outside the United States, and most of the combined company’s directors and officers will reside outside the United States. As a result, it may be difficult for investors to effect service within the United States upon those directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the combined company and such directors and officers under the U.S. federal securities laws. There is uncertainty as to the enforceability in the Republic of the Marshall Islands by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the U.S. federal securities laws.

If the Merger is not treated as a reorganization with respect to holders of Navios Containers Common Units, then such unitholders may be required to recognize gain for U.S. federal income tax purposes at the time of the exchange of their Navios Containers Public Units in the Merger.

It is intended that, for U.S. federal income tax purposes, the Merger, together with the Optional Second Merger, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that Section 367(a) of the Code should not cause Navios Partners to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of Navios Containers Common Units that is a United States person and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Navios Partners immediately following the Merger). If the Merger so qualifies, U.S. Holders of Navios Containers Public Units generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Navios Containers Public Units for Navios Partners Common Units. However, qualification of the Merger for the Intended Tax Treatment depends on many factors, and neither Navios Partners nor Navios Containers is making any representation as to whether the Merger should qualify as a reorganization. Moreover, the Intended Tax Treatment will not be binding on the IRS or any court. Under the terms of the Merger Agreement, Navios Partners and Navios Containers have agreed to use reasonable efforts to obtain an opinion of Fried, Frank, Harris, Shriver, and Jacobson LLP, dated as of the Closing Date, substantially to the effect that the Merger should qualify for the Intended Tax Treatment. However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel to the effect that the Merger should qualify for the Intended Tax Treatment. Moreover, Fried, Frank, Harris, Shriver, and Jacobson LLP’s ability to provide its opinion may depend on whether the Optional Second Merger is consummated. In addition, neither Navios Containers nor Navios Partners intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge. If the Merger is not treated as a reorganization with respect to holders of Navios Containers Common Units, then a Navios Containers unitholder would recognize gain (but may not be able to recognize loss) for U.S. federal income tax purposes in an amount equal to the excess, if any, of the fair market value of the Navios Partners Common Units received by such holder in the Merger over such holder’s tax basis in the Navios Containers Common Units surrendered. Holders of Navios Containers Common Units are urged to consult with their own tax advisors regarding the consequences to them if the Merger is not treated as a reorganization. See “Material U.S. Federal Income Tax Consequences of the Merger.” In addition, although Navios Containers does not believe it is currently a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the Code for U.S. federal income tax purposes, if Navios Containers is now or previously was for any year a PFIC, the Merger may be taxable to U.S. Holders of Navios Containers Common Units who owned equity interests in Navios Containers while Navios Containers was a PFIC even if the Merger is treated as a reorganization. U.S. Holders of Navios Containers Common Units who believe they may have held equity interests of Navios Containers while it was a PFIC are urged to consult with their own tax advisors regarding the consequences to them of the Merger.

The Merger may be subject to litigation, which could delay the Merger and prevent the Merger from being completed.

Navios Partners and/or Navios Containers may in the future be party to legal proceedings and claims related to the Merger. Legal challenges to the Merger could result in an injunction, preventing or delaying the completion of the Merger. Any litigation relating to the Merger could require Navios Partners and Navios Containers to incur substantial costs in connection therewith and divert management’s attention from their respective businesses.

Risk Factors Relating to the Shipping Industry and the Operation of Navios Partners’ Vessels

Navios Partners’ business, financial performance and results of operations has been, and may continue to be, adversely affected by the impact of the COVID-19 pandemic.

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization in March 2020, has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to negatively affect Navios Partners’ business, financial performance and results of operations, including due to decreased demand for global seaborne dry bulk and container trade and dry bulk and containership charter rates, the extent of which will depend largely on future developments. As a result, many of Navios Partners’ estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, Navios Partners’ estimates may change in future periods. Navios Partners has evaluated the impact of the current economic situation on the recoverability of the carrying amount of its vessels. As of June 30, 2020, it concluded that events and circumstances triggered the existence of potential impairment of our vessels. These indicators included volatility in the charter market, as well as the potential impact the current marketplace may have on Navios Partners’ future operations. As a result, Navios Partners performed step one of the impairment assessment of its vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As of June 30, 2020, Navios Partners’ assessment concluded that step two of the impairment analysis was required for three containerships held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, Navios Partners recorded an impairment loss of $6.8 million for these vessels, being the difference between the fair value and the vessel’s carrying value, together with the carrying value of deferred drydock and special survey costs related to the vessel. As of September 30, 2020, Navios Partners concluded that events and circumstances did not trigger the existence of potential impairment of its vessels, mainly due to the market improvement since June 30, 2020.

Risks Related to Navios Containers

You should read and consider the risk factors specific to Navios Containers that will also affect the combined company after completion of the Merger. These risks are described in Navios Containers’ annual report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the SEC on March 18, 2020, and other filings with the SEC, each of which is incorporated by reference herein, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Risks Related to Navios Partners

You should read and consider the risk factors specific to Navios Partners that will also affect the combined company after completion of the Merger. These risks are described in Navios Partners’ annual report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 1, 2020, and other filings with the SEC, each of which is incorporated by reference herein, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in, or incorporated by reference into, this proxy statement/prospectus which are not historical facts (including Navios Partners’ and Navios Containers’ financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, Navios Partners, Navios Containers and their respective representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about plans, strategies, business prospects, changes and trends in the business and the markets in which Navios Partners and Navios Containers operate as described in this proxy statement/prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “might,” “could,” “should,” “would,” “will,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “projects,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

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the possibility that the Merger does not close when expected or at all because required Unitholder Approval is not received or other conditions to the closing of the Merger are not satisfied on a timely basis or at all;

•	that Navios Containers and Navios Partners may be required to modify the terms and conditions of the Merger Agreement to achieve Unitholder Approval;

•	the likelihood that the parties will complete the Merger and the expected timing of completion of the Merger;

•

the expected benefits of the Merger and the effects of the consummation of the Merger, including the ability of Navios Partners and Navios Containers to integrate their operations after the completion of the Merger;

•	the anticipated tax consequences of and the accounting treatment of the Merger;

•	the impact of the Merger on each of Navios Partners’ and Navios Containers’ business, results of operations and financial condition, as well as the value of Navios Partners Common Units;

•	potential litigation arising from the Merger Agreement and/or the Merger;

•	the Merger’s effect on the relationships of Navios Partners or Navios Containers with their respective customers and suppliers, whether or not the Merger is completed;

•	Navios Partners’ and Navios Containers’ unitholders’ reduction in their percentage ownership and voting power;

•

the possibility that the anticipated benefits of the Merger are not realized as a result of such things as the weakness of the economy and competitive factors in the seaborne transportation in which Navios Partners and Navios Containers do business, including the impact of the COVID-19 pandemic;

•

the ability to maintain or develop new and existing customer relationships with major commodity traders and liner companies and operators, including the ability to enter into long-term charters for vessels;

•	global economic outlook and growth and changes in general economic and business conditions, including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread;

•	the ability to successfully grow business and capacity to manage expanding business;

•	future levels of cash flow and levels of distributions, as well as future cash distribution policy;

•	current and future business and growth strategies and other plans and objectives for future operations;

•	future operating and financial results;

•

ability to identify and consummate desirable acquisitions, dispositions, joint ventures or strategic alliances, business strategy, areas of possible expansion, and expected capital expenditure or operating expenses;

•	dry cargo and container industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	the ability to take delivery of, integrate into the fleet and employ any newbuildings ordered in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of vessels and resultant increases in operation and drydocking costs;

•	the ability of vessels to pass classification inspection;

•	the ability to maximize the use of vessels, including the redeployment or disposition of vessels no longer under long-term time charter;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of charterers and the ability of contract counterparties to fulfill their obligations;

•

the ability to repay outstanding indebtedness, to fulfill other financial obligations, to obtain additional financing and to obtain replacement charters for vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or action taken by regulatory authorities and the expected costs thereof;

•	potential liability from litigation and vessel operations;

•	track records, and past and future performance, in safety, environmental and regulatory matters;

•	the impact of heightened environmental and quality concerns of insurance underwriters and charterers;

•	the adequacy of insurance arrangements and ability to obtain insurance and required certifications;

•	general domestic and international political conditions, including wars, pandemics, acts of piracy and terrorism;

•	changes in global production of raw materials, semi-finished or finished goods and products transported by containerships;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	changes in the standard of service or the ability of technical managers to be approved as required;

•	public health threats, such as the COVID-19 pandemic, influenza and other highly contagious diseases or viruses;

•	the ability to leverage the scale, experience, reputation and relationships of Navios Holdings and our manager; and

•

other factors that may affect future results, including changes in trade policies, change in tax laws, technological and regulatory changes and adverse developments in general market, business, economic, labor, regulatory and political conditions.

These and other forward-looking statements are made based upon Navios Partners’ and Navios Containers’ current plans, expectations, estimates, assumptions, and beliefs concerning future events and therefore involve a number of risks and uncertainties, including, but not limited to, those risks discussed under the section entitled

“Risk Factors.” The forward-looking statements contained in this proxy statement/prospectus are based on Navios Partners’ and Navios Containers’ current expectations and beliefs concerning future developments and their potential effects on Navios Partners and Navios Containers. There can be no assurance that future developments will be those that Navios Partners and Navios Containers have anticipated.

The foregoing list of important factors is not exhaustive, and other factors could also adversely affect the completion of the Merger and the future results of Navios Partners and Navios Containers, including the factors described in Navios Partners’ annual report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 1, 2020, and other important factors described in Navios Partners’ filings with the SEC, and Navios Containers’ annual report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 18, 2020, and other important factors described in Navios Containers’ filings with the SEC, each of which is incorporated by reference into this proxy statement/prospectus. You should carefully review and consider the various disclosures included in this joint proxy statement/prospectus and in other documents incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect Navios Containers’ and/or Navios Partners’ business, prospects, financial condition and results of operations.

The risks, uncertainties and assumptions involved are inherently subject to significant uncertainties and contingencies, many of which are beyond Navios Partners’ and/or Navios Containers’ control. You are cautioned that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

The forward-looking statements speak only as of the date of this proxy statement/prospectus, in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference into this proxy statement/prospectus, in the case of forward-looking statements made in those incorporated documents. Navios Partners and Navios Containers undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Navios Partners and Navios Containers to predict all of these factors. Further, Navios Partners and Navios Containers cannot assess the impact of each such factor on business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

THE SPECIAL MEETING

This proxy statement/prospectus is being provided to holders of Navios Containers Common Units as part of a solicitation of proxies by the Navios Containers Board for use at the Special Meeting.

Date, Time and Place

The Special Meeting of limited partners of Navios Containers will be held at the offices of Navios Maritime Containers L.P., located at 7 Avenue de Grande Bretagne, Office 11B2, Monaco, on March 24, 2021, at 10:00 a.m., local time, unless adjourned or postponed to a later time.

Purpose of the Special Meeting

At the Special Meeting, we are asking holders of Navios Containers Common Units:

•

to consider and vote upon the approval of the Merger Agreement, including the transactions contemplated therein, pursuant to which, among other things, Merger Sub will merge with and into Navios Containers, and, following the Merger, Navios Containers will continue as the surviving partnership and will be a wholly-owned subsidiary of Navios Partners; and

•

to consider and vote upon a proposal to approve adjournments or postponements of the Special Meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Merger Agreement.

Approval and Recommendation of the Navios Containers Conflicts Committee and the Navios Containers Board

The Navios Containers Conflicts Committee and the Navios Containers Board (based on the recommendation of the Navios Containers Conflicts Committee) have each unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Navios Containers and the holders of Navios Containers Public Units; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger; and (iii) determined to recommend that the holders of Navios Containers Common Units approve the Merger Agreement and the Merger upon the terms and conditions set forth in the Merger Agreement. In addition, in accordance with the Navios Containers Partnership Agreement, the Navios Containers Conflicts Committee granted Special Approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. The Navios Containers Conflicts Committee and the Navios Containers Board unanimously recommend that Navios Containers’ limited partners vote “FOR” the approval of the Merger Agreement and “FOR” the approval of the adjournment proposal. For a discussion of the material factors considered by the Navios Containers Conflicts Committee in reaching its conclusions, see the sections entitled “The Merger—Recommendation of the Navios Containers Conflicts Committee” and “The Merger—Reasons for the Navios Containers Conflicts Committee’s Recommendation.”

In considering the recommendation of the Navios Containers Board with respect to the proposals, you should be aware that Navios Containers’ directors and executive officers have interests that are different from, or in addition to, the interests of holders of Navios Containers Common Units generally. For more information, see the section entitled “The Merger—Interests of Navios Containers’ Directors and Officers in the Merger.”

Record Date; Quorum

Only holders of record of Navios Containers Common Units at the close of business on the record date, February 10, 2021, are entitled to notice of and to vote at the Special Meeting and are entitled to one vote per unit, subject to the limitations described in the section below entitled “The Special Meeting—Vote Required.”

A quorum at the Special Meeting requires the presence in person or by proxy of holders of a majority of the outstanding Navios Containers Common Units, calculated in accordance with the limitations contained in the Navios Containers Partnership Agreement, as described in the section below entitled “The Special Meeting—Vote Required.”

If you submit a properly executed proxy card, you will be considered part of the quorum, subject to such limitations. Holders of Navios Containers Common Units present in person at the Special Meeting but not voting, and Navios Containers Common Units for which Navios Containers has received proxies indicating that their holders have abstained, will be counted as present at the Special Meeting for purposes of determining whether a quorum is established, also subject to the limitations described below. Broker “non-votes,” if any, will be counted for purposes of determining whether a quorum exists at the Special Meeting. A broker “non-vote” occurs when a bank, broker or other nominee holding units for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

If a quorum is not present or if there are not sufficient votes for the approval of the Merger Agreement, Navios Containers expects that the Special Meeting will be adjourned to solicit additional proxies.

If the adjournment proposal is approved and the Special Meeting is adjourned, unitholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Upon reasonable written demand and at the limited partner’s expense, and for a purpose reasonably related to the limited partner’s interest as a limited partner in the Navios Containers, Navios Containers will provide a list of limited partners.

Vote Required

The approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding Navios Containers Common Units. Abstentions and broker non-votes, and units not voted, will have the same effect as a vote “AGAINST” the proposal to approve the Merger Agreement.

The adjournment proposal is required to be approved by the affirmative vote of the majority of votes present or represented by proxy and entitled to vote at the Special Meeting. Accordingly, abstentions and units present but not voted will have the same effect as a vote “AGAINST” this proposal, while broker non-votes and units not in attendance will have no effect on the outcome of this proposal.

The Navios Containers Partnership Agreement limits any person or Group that beneficially owns more than 4.9% of the voting power of the Navios Containers Common Units (or would own that percentage after application of this limitation) from voting his, her or its Navios Containers Common Units above 4.9%, and also provides that excess units are not considered to be outstanding for purposes of calculating whether a quorum is present or whether the required vote on any proposal has been obtained. This limitation does not apply to Navios Containers Common Units held by Navios Containers GP or its affiliates or any person or Group who acquired more than 4.9% of the Navios Containers Common Units with the prior approval of the Navios Containers Board after considering the potential tax effects on Navios Containers of granting such approval.

Under the rules that govern brokers who have record ownership of common units that are held in “street name” for their clients, the beneficial owners of the units, brokers have discretion to vote these units on routine matters but not on non-routine matters. Neither the approval of the Merger Agreement nor the adjournment proposal is considered a routine matter. Accordingly, brokers will not have discretionary voting authority to vote your

Navios Containers Common Units on the Merger Agreement or the adjournment proposal. A broker non-vote occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the common units on a particular non-routine matter. A broker will not be permitted to vote on the proposal to approve the Merger Agreement or the adjournment proposal without instruction from the beneficial owner of the Navios Containers Common Units held by that broker. As a result, Navios Containers Common Units beneficially owned that have been designated on proxy cards by the bank, broker or other nominee as not voted on the proposal to approve the Merger Agreement (broker “non-vote”) will have the same effect as a vote “AGAINST” the proposal to approve the Merger Agreement. Broker non-votes will have no effect, however, on the proposal to approve the adjournment proposal. If you hold Navios Containers Common Units through a bank, broker or other nominee with custody of your units, follow the voting instructions you receive from such nominee.

Adjournment

Under the terms of the Merger Agreement, Navios Containers may, and at the request of Navios Partners, will, adjourn or postpone the Special Meeting (i) to solicit additional proxies to approve the Merger Agreement, (ii) due to the absence of quorum, and (iii) to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to Navios Containers’ limited partners within a reasonable amount of time in advance of the Special Meeting.

Voting of Navios Containers Common Units Owned by Affiliates, Directors and Executive Officers

As of the date of this proxy statement/prospectus, Navios Partners owned approximately 11.6 million, or 35.7%, of the outstanding Navios Containers Common Units, and Navios Holdings, which owns approximately 18.2% of the equity interests of Navios Partners, owned approximately 1.3 million, or 3.9%, of the outstanding Navios Containers Common Units. Directors and executive officers of Navios Containers and Navios Partners owned less than 1% of the outstanding Navios Containers Common Units.

Under the Merger Agreement, Navios Partners has agreed to vote all Navios Containers Common Units owned by it in favor of the Merger Agreement and related matters. As of the date of this proxy statement/prospectus, Navios Partners and Navios Containers each expects that its respective directors and executive officers, as well as Navios Holdings, will vote any Navios Containers Common Units held by them “FOR” the approval of the Merger Agreement, and the adjournment proposal.

Voting; Proxies

If you were a holder of record of Navios Containers Common Units at the close of business on the record date, you may vote in person by attending the Special Meeting or, to ensure that your units are represented at the Special Meeting, you may authorize a proxy to vote. To vote by proxy, after carefully reading and considering the information contained in, and incorporated by reference into, this proxy statement/prospectus, please fill out, sign and date the proxy card and then mail your signed proxy card in the enclosed envelope, as soon as possible so that your units may be voted at the Special Meeting.

Subject to the limitations contained in the Navios Containers Partnership Agreement, as described in the section above entitled “The Special Meeting—Vote Required,” all Navios Containers Common Units represented by each properly executed and valid proxy received by 11:59 p.m., local time, on March 23, 2021 will be voted in accordance with the instructions given on the proxy. If a holder of Navios Containers Common Units executes a proxy card without giving instructions, the units represented by that proxy card will be voted “FOR” both of the proposals.

Your vote is very important, regardless of the number of units you own. Accordingly, please submit your proxy whether or not you plan to attend the Special Meeting in person. Proxies must be received by 11:59 p.m., local time, on March 23, 2021.

If your Navios Containers Common Units are held beneficially in “street name,” you should instruct your bank, broker, or other nominee to vote your units. If you do not instruct your bank, broker or other nominee, it will not be able to vote your units. Please check with your bank, broker or other nominee and follow the voting procedures it provides. Your bank, broker or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet.

Revocations

If your Navios Containers Common Units are registered directly in your name, there are three ways you can change your vote after you have submitted your proxy:

•	First, you may complete and submit a signed written notice of revocation to Navios Containers’ Secretary at the address below:

Navios Maritime Containers L.P.

Attn: Secretary

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Or by email to legal_corp@navios.com

•

Second, you may complete and submit a new proxy card. Your latest vote actually received by Navios Containers before the Special Meeting will be counted, and any earlier votes will be automatically revoked.

•

Third, you may attend the Special Meeting and vote in person. Any earlier proxy will thereby be automatically revoked. However, simply attending the Special Meeting without voting will not revoke any earlier proxy you may have given.

If your Navios Containers Common Units are held in “street name” by a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote and any deadlines for the receipt of those instructions.

Failure to Vote or Specify Vote

If you do not vote your Navios Containers Common Units with respect to the proposal to approve the Merger Agreement, including the transactions contemplated therein, it will have the same effect as a vote against the proposal, subject to the limitations contained in the Navios Containers Partnership Agreement, as described in the section above entitled “The Special Meeting—Vote Required.” However, if the proposal to approve the Merger Agreement, including the transactions contemplated therein, is approved and the Merger is completed, your Navios Containers Common Units will be converted into the right to receive the merger consideration even though you did not vote.

If you submit a proxy without specifying the manner in which you would like your Navios Containers Common Units to be voted, your Navios Containers Common Units will be voted “FOR” approval of the Merger Agreement and “FOR” approval of the adjournment proposal.

Dissenters’ or Appraisal Rights

Holders of Navios Containers Common Units do not have dissenters’ or appraisal rights under applicable law or contractual dissenters’ or appraisal rights under the Merger Agreement.

Other Information

As of the date of this joint proxy statement/prospectus, the Navios Containers Board was unaware of any other matters that may be presented for action at the Special Meeting. If other matters properly come before the Special

Meeting, or at any adjournment or postponement of the Special Meeting, Navios Containers intends that units represented by properly submitted proxies will be voted, or not voted, by and in accordance with the best judgment of the persons named as proxies on the proxy card.

Navios Containers will pay the costs of printing and mailing this proxy statement/prospectus to its limited partners and all other costs incurred in connection with the solicitation of proxies for the Special Meeting. In addition to the mailed proxy materials, Navios Containers’ and Navios Partners’ directors, officers, and other employees may also solicit proxies or votes in person, in writing, by telephone, e-mail, or other means of communication. Directors, officers and other employees of Navios Containers will not be paid any additional compensation for soliciting proxies. Navios Containers will also reimburse banks, brokers, nominees, and other record holders for their reasonable expenses in forwarding proxy materials to beneficial owners of Navios Containers Common Units. In addition, Navios Containers has retained Morrow Sodali LLC (“Morrow Sodali”) to assist in its solicitation of proxies and has agreed to pay them a fee of approximately $10,000, plus reasonable out-of-pocket expenses, for these services.

The matters to be considered at the Special Meeting are of great importance to Navios Containers’ limited partners. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and promptly complete, date, sign and return the enclosed proxy in the enclosed postage-paid envelope.

Questions and Additional Information

If you have questions about the Merger or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Morrow Sodali, at Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902, by telephone at (800) 662-5200 or via email at Navios@investor.morrowsodali.com.

If a bank, broker or other nominee holds your Navios Containers Common Units, then you should also contact your bank, broker or other nominee for additional information.

THE MERGER

Description of the Merger

On December 31, 2020, Navios Partners and Navios Containers agreed to combine businesses by merging Merger Sub, a wholly-owned subsidiary of Navios Partners, with and into Navios Containers. If the Merger is successfully consummated, Navios Containers will become a wholly-owned subsidiary of Navios Partners.

As a result of the Merger, each Navios Containers Public Unit will be converted into the right to receive 0.39 of a Navios Partners Common Unit.

The terms and conditions of the Merger are contained in the Merger Agreement, which is described in this proxy statement/prospectus and is included in this proxy statement/prospectus as Annex A. You are encouraged to read the Merger Agreement carefully and in its entirety because it is the legal agreement that governs the Merger. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the Merger are qualified by reference to the Merger Agreement. In addition to approval by the limited partners of Navios Containers at the Special Meeting, other important conditions to the completion of the Merger exist. Assuming the satisfaction or waiver of all of the conditions in the Merger Agreement, Navios Partners and Navios Containers expect to complete the Merger in the first quarter of 2021. However, Navios Partners and Navios Containers cannot assure you when or if the Merger will occur.

For additional and more detailed information regarding the legal documents that govern the Merger, including information about the conditions to the completion of the Merger and the provisions for terminating or amending the Merger Agreement, please read the section entitled “The Merger Agreement.”

Navios Partners’ Ownership Interest in Navios Containers

Holders of Navios Containers Common Units should be aware that, as of the date of this proxy statement/prospectus, Navios Partners owned approximately 11.6 million, or 35.7%, of the outstanding Navios Containers Common Units, and Navios Holdings, which owns approximately 18.2% of the equity interests of Navios Partners, owned approximately 1.3 million, or 3.9%, of the outstanding Navios Containers Common Units.

In addition, as of the date of this proxy statement/prospectus, directors and executive officers of Navios Containers and Navios Partners owned less than 1% of the outstanding Navios Containers Common Units. Certain officers and directors of Navios Partners also serve as directors or officers of Navios Containers, and Navios Partners and its affiliates are parties to several agreements and transactions with Navios Containers. For additional information, see the section entitled “Related Party Transactions.”

Certain persons associated with Navios Containers have a relationship with Navios Partners. Angeliki Frangou, who serves as Navios Containers’ Chief Executive Officer and as Chairman of the Navios Containers Board, also serves as Navios Partners’ Chief Executive Officer and as Chairman of the Navios Partners Board, and is the indirect owner of the general partner of each of Navios Containers and Navios Partners. This gives Ms. Frangou the ability to effectively control the appointment of three of the seven members of the Navios Containers Board and to approve certain significant actions Navios Containers may take. Efstratios Desypris, a member of the Navios Containers Board, serves as Chief Financial Officer of Navios Partners. George Achniotis serves as Navios Containers’ Executive Vice President-Business Development of Navios Containers and as Navios Partners’ Executive Vice President-Business Development and as a member of the Navios Partners Board. Vasiliki Papaefthymiou serves as Secretary of both Navios Containers and Navios Partners. Certain of the foregoing persons also serve as officers, directors and/or members of certain affiliates of Navios Containers and/or Navios Partners. For additional information, please see the section entitled “Related Party Transactions.” As a result of these conflicts, these individuals may have differing interests relative to the Merger than other holders of Navios Containers Common Units.

Background of the Merger

The Navios Partners Board regularly reviews operational and strategic opportunities to maximize value for investors of Navios Partners. The Navios Containers Board similarly regularly reviews operational and strategic opportunities to maximize value for holders of Navios Containers Common Units.

On October 16, 2020, during a special meeting of the Navios Containers Board, Angeliki Frangou, as Chairman of the Navios Containers Board, notified the Navios Containers Board that Navios Partners was considering approaching Navios Containers regarding a potential transaction pursuant to which Navios Containers would be combined with Navios Partners.

In anticipation of the possibility that Navios Partners may make a proposal to the Navios Containers Board for a business combination of Navios Containers with Navios Partners, and in light of Navios Partners owning approximately 35.7% of the outstanding Navios Containers Common Units, the Navios Containers Board delegated to the Navios Containers Conflicts Committee, which is a standing committee of the Navios Containers Board consisting of Konstantinos Maratos, Ifigeneia Tzavela and Vasilios Mouyis (each independent members of the Navios Containers Board), the power and authority to, among other things, (i) (A) review, evaluate and negotiate with Navios Partners a proposed transaction (the “Proposed Transaction”) and related arrangements and agreements on behalf of Navios Containers and the holders of Navios Containers Public Units, (B) make a recommendation to the Navios Containers Board whether to approve the Proposed Transaction and related arrangements and agreements and (C) determine whether to approve the Proposed Transaction and related arrangements and agreements by Special Approval, (ii) negotiate, or delegate to any authorized person the authority to negotiate, any terms of the Proposed Transaction and related arrangements and agreements as it may deem necessary or appropriate, in its sole discretion, and (iii) consult with management of Navios Containers and Navios Partners in connection with discussions and/or negotiations concerning potential terms and conditions of the Proposed Transaction and related arrangements and agreements. The Navios Containers Conflicts Committee was also authorized to retain legal and financial advisors in its sole discretion.

In late October 2020 and early November 2020, the Navios Containers Conflicts Committee interviewed several potential outside legal and financial advisors to advise the Navios Containers Conflicts Committee in connection with evaluating and negotiating the Proposed Transaction. Following such interviews, the Navios Containers Conflicts Committee decided to engage Latham & Watkins LLP (“Latham”) as legal counsel and Pareto as financial advisor because of each advisor’s knowledge, expertise and experience with public merger and acquisition transactions. In early November 2020, the Navios Containers Conflicts Committee executed an engagement letter with Latham. With the assistance of Latham, the Navios Containers Conflicts Committee negotiated and executed an engagement letter with Pareto effective November 17, 2020.

On November 6, 2020, the Navios Containers Conflicts Committee met via videoconference. At the meeting, representatives of Latham discussed with the Navios Containers Conflicts Committee, among other matters, its duties in, and best practices for, carrying out its evaluation, negotiation and review process for the Proposed Transaction.

On November 16, 2020, Navios Partners delivered a letter to the Navios Containers Board to propose the Proposed Transaction through which Navios Containers would merge with a subsidiary of Navios Partners and each Navios Containers Public Unit would be exchanged for 0.37 newly issued Navios Partners Common Units (the “Initial Proposal”). At the time, the proposed exchange ratio represented a 15% premium over the most recent closing trading price of Navios Containers Common Units and a 121.7% premium over Navios Containers’ 60-day volume weighted average price (“VWAP”).

On November 16, 2020, Navios Partners also issued a press release announcing the proposal it made to the Navios Containers Board and disclosed its proposed terms in an amendment to its Schedule 13D regarding its holdings of Navios Containers filed with the SEC on the same date.

On November 18, 2020, the Navios Containers Conflicts Committee met via videoconference with representatives of Latham and Pareto. At the meeting, the members of the Navios Containers Conflicts Committee shared with Latham and Pareto their initial analysis of the terms of the Initial Proposal. Representatives of Latham provided the Navios Containers Conflicts Committee with an overview of the transaction process and certain related matters, and representatives of Pareto further discussed the due diligence process and the financial information that would be appropriate for a preliminary evaluation of the Proposed Transaction.

Commencing in mid-November 2020, Pareto and Latham conducted diligence and analysis of the Proposed Transaction, providing periodic updates to the Navios Containers Conflicts Committee.

On December 10, 2020, representatives of Pareto met via videoconference with certain management members of Navios Partners and Navios Containers, including Ms. Frangou, the Chief Executive Officer of Navios Partners and Navios Containers, Efstratios Desypris, the Chief Financial Officer of Navios Partners, Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), legal advisor to Navios Partners, and S. Goldman Advisors LLC (“S Goldman”), financial advisor to Navios Partners. During the call, management of Navios Partners and Navios Containers presented the financial budget and forecasts for each company, and representatives of Pareto asked various financial diligence questions related to Pareto’s preliminary valuation of each of Navios Partners and Navios Containers.

On December 11, 2020, representatives of Latham met telephonically with representatives of Fried Frank to conduct diligence calls pertaining to the Proposed Transaction.

On December 14, 2020, the Navios Containers Conflicts Committee met via videoconference with representatives of Pareto and Latham. During this meeting, representatives of Pareto and Latham provided the Navios Containers Conflicts Committee with their respective diligence updates regarding the Proposed Transaction.

On December 17, 2020, the Navios Containers Conflicts Committee met via videoconference with representatives of Latham and Pareto. Representatives of Pareto presented Pareto’s updated analysis of the Proposed Transaction, which included, among other things, a review of the due diligence performed to date, a summary of the valuation methodologies employed, a preliminary valuation of each of Navios Partners and Navios Containers, an overview of peer group benchmarks and trading multiples, a preliminary analysis of the value of the Navios Containers Public Units in Navios Containers as a standalone company compared to the estimated value of such units in the combined entity following the Merger and a preliminary analysis of the terms and conditions of the Proposed Transaction. The Navios Containers Conflicts Committee then engaged in a discussion of the various components of the presentation, including the value that would be received by the holders of Navios Containers Public Units under Navios Partners’ proposal. The Navios Containers Conflicts Committee requested that Pareto update its preliminary valuation analysis to address additional requests of the Navios Containers Conflicts Committee and to include additional information regarding the implied valuation of Navios Containers at various exchange ratios.

On December 18, 2020, Pareto shared its updated preliminary analysis of the Proposed Transaction with the Navios Containers Conflicts Committee and Latham via email. From December 19 through December 20, 2020, the members of the Navios Containers Conflicts Committee discussed Pareto’s updated preliminary valuation analysis via video and telephone conferences.

On December 21, 2020, the Navios Containers Conflicts Committee met with representatives of Latham to discuss Pareto’s updated preliminary valuation analysis and negotiation strategy in responding to the Initial Proposal. The members of the Navios Containers Conflicts Committee provided their analysis of the materials previously presented to Navios Containers Conflicts Committee, as well as the potential benefits and related considerations of the Proposed Transaction, including, among other things, the diversification of Navios

Containers’ fleet, an increase in scale and credit profile during uncertain economic times, a reduction of public company costs, a decrease of cost of capital due to increased trading liquidity, float and access to capital markets and the beneficial timing of the Initial Proposal given Navios Containers’ recent unit price performance. Following discussion, the Navios Containers Conflicts Committee requested that Pareto continue to advance its valuation analysis taking into consideration potential counteroffers. Representatives of Latham answered questions from the Navios Containers Conflicts Committee regarding possible negotiations with Navios Partners. After further discussion, the Navios Containers Conflicts Committee approved a counteroffer wherein the holders of Navios Containers Public Units would receive 0.40 Navios Partners Common Units for each Navios Containers Public Unit.

Later in the day on December 21, 2020, Mr. Maratos, on behalf of the Navios Containers Conflicts Committee, delivered to Ms. Frangou a counter-proposal to the Initial Proposal, consisting of an exchange ratio of 0.40 Navios Partners Common Units for each Navios Containers Public Unit (the “First Counterproposal”).

On December 22, 2020, Mr. Maratos provided the Navios Containers Conflicts Committee with an update regarding his correspondence with Ms. Frangou. At the request of the Navios Containers Conflicts Committee, Pareto shared its updated preliminary analysis of the Proposed Transaction, incorporating the additional requests from the Navios Containers Conflicts Committee. After discussion, the Navios Containers Conflicts Committee authorized Mr. Maratos, on behalf of the Conflicts Committee, to further negotiate the exchange ratio within a specified range.

On December 23, 2020, Mr. Maratos, on behalf of the Navios Containers Conflicts Committee, met telephonically with Ms. Frangou, as Chairman and Chief Executive Officer of Navios Partners, to discuss the First Counterproposal. During the meeting, Ms. Frangou made a revised offer on behalf of Navios Partners with an exchange ratio of 0.38 of a Navios Partners Common Unit for each Navios Containers Public Unit. Following further negotiation, as authorized by the Navios Containers Conflicts Committee and based on the potential benefits of the Proposed Transaction to holders of Navios Containers Public Units, including equity exposure to a more diversified fleet and larger combined company, Mr. Maratos made a counteroffer to Ms. Frangou of 0.39 of a Navios Partners Common Unit for each Navios Containers Public Unit, conditioned upon the negotiation of acceptable transaction documents (the “Second Counterproposal”). Following further discussion, Ms. Frangou and Mr. Maratos determined that Navios Partners’ and the Navios Containers Conflicts Committee’s respective counsel should seek to negotiate a definitive Merger Agreement on the basis of the Second Counterproposal.

Later that day, Fried Frank shared the initial draft of the Merger Agreement with Latham, who shared it with the Navios Containers Conflicts Committee.

The Navios Containers Conflicts Committee and representatives of Latham and Pareto met via videoconference on December 29, 2020 to discuss the draft Merger Agreement. After discussion, the Navios Containers Conflicts Committee determined to propose certain changes to the Merger Agreement, including (i) proposing an amount equal to 2.5% of the transaction value for the termination fee, the construct of which was initially proposed by Navios Partners (the “Termination Fee”); (ii) removing the requirement for Navios Containers to pay the Termination Fee if the Navios Containers Conflicts Committee changed its recommendation regarding the Proposed Transaction due to changed circumstances unrelated to a Superior Proposal; (iii) including the ability of Navios Containers to terminate the Merger Agreement, under certain circumstances, (a) simultaneously with entering into a definitive agreement with respect to a third party for a Superior Proposal or (b) due to changed circumstances affecting Navios Containers, other than in connection with a Superior Proposal; (iv) proposing a $1.0 million cap on expenses of Navios Partners to be paid by Navios Containers in the event the Merger Agreement is terminated following Navios Containers’ breach or the failure for the Merger Agreement to receive the necessary approval from the holders of Navios Containers Common Units; (v) requiring that all distributions made by Navios Partners to the holders of Navios Partners Common Units in the period between the signing of the Merger Agreement and closing of the Merger be in the ordinary course, consistent with past practice (including with respect to the amount and timing of record dates and payment dates) and in no event more than

$0.05 per Navios Partners Common Unit per quarter; (vi) eliminating the ability of Navios Partners to issue equity securities in the period between the signing of the Merger Agreement and closing of the Merger without the consent of the Navios Containers Conflicts Committee; (vii) limiting the ability of Navios Partners to incur indebtedness in a principal amount greater than 10% of the aggregate principal amount of existing indebtedness of Navios Partners and its subsidiaries in the aggregate in the period between the signing of the Merger Agreement and closing of the Merger, without the consent of the Navios Containers Conflicts Committee; (viii) increasing the period of time in which Navios Containers is obligated to notify Navios Partners of an Alternative Proposal from 24 to 48 hours; and (ix) setting an outside date for consummation of the Merger of six months from the date the Merger Agreement is executed by the parties.

Later in the morning of December 29, 2020, as authorized by the Navios Containers Conflicts Committee, Latham sent a revised draft of the Merger Agreement to Fried Frank reflecting the comments discussed with the Navios Containers Conflicts Committee, and the firms subsequently held a telephone conference to discuss the proposed changes.

In the afternoon of December 29, 2020, Fried Frank sent a revised draft of the Merger Agreement to Latham, who shared it with the Navios Containers Conflicts Committee. The revised draft of the Merger Agreement (i) eliminated the ability of the Navios Containers Conflicts Committee to terminate the Merger Agreement solely due to changed circumstances, unrelated to a Superior Proposal, affecting Navios Containers, although the Navios Containers Conflicts Committee would still be able to change its recommendation to holders of Navios Containers Common Units with respect to the approval of the Proposed Transaction, in certain circumstances; (ii) increased the Termination Fee to an amount equal to 3% of the transaction value; (iii) added the ability of Navios Partners to issue equity securities in the period between the signing of the Merger Agreement and closing of the Merger in an aggregate amount not to exceed $25.0 million, or at a price in excess of the implied value from the exchange ratio of Navios Partners Common Units; (iv) increased the ability of Navios Partners to incur indebtedness in the period between the signing of the Merger Agreement and closing of the Merger to a principal amount of no greater than 20% of the aggregate principal amount of existing indebtedness of Navios Partners and its subsidiaries; (v) decreased the period of time in which Navios Containers is obligated to notify Navios Partners of an Alternative Proposal from 48 to 36 hours; and (vi) set an outside date for consummation of the Merger of eight months from the date the Merger Agreement is executed by the parties.

Throughout December 29 and December 30, 2020, representatives of Latham discussed with the Navios Containers Conflicts Committee and representatives of Pareto the revised terms of the Merger Agreement. At Mr. Maratos’s direction, on behalf of the Navios Containers Conflicts Committee, in the evening of December 29, 2020, Latham sent a revised draft of the Merger Agreement to Fried Frank. The revised draft eliminated the ability of Navios Partners to issue an unlimited amount of equity in the period between the signing of the Merger Agreement and closing of the Merger in equity issuances with a price in excess of the implied value from the exchange ratio of Navios Partners Common Units.

Also on December 29, 2020, representatives of Latham’s tax team discussed with representatives of Fried Frank’s tax team various structuring considerations related to the Merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Early in the morning of December 30, 2020, representatives of Fried Frank and Latham corresponded regarding further revisions to the Merger Agreement.

Later in the morning of December 30, 2020, the Navios Partners Board met with representatives of Fried Frank and S. Goldman to discuss the then proposed terms of the Merger Agreement. Representatives of Fried Frank and S. Goldman reviewed with the Navios Partners Board the proposed terms of the Merger Agreement and the Merger. The Navios Partners Board discussed the foregoing matters and following such discussions, unanimously voted to (i) approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of Navios Partners Common Units as consideration in the Merger and (ii) authorize

Navios Partners to enter into the Merger Agreement and consummate the Merger upon the terms and conditions set forth in the Merger Agreement, in each case subject to the completion of the negotiation of the Merger Agreement.

Later in the morning of December 30, 2020, the Navios Containers Conflicts Committee met with representatives of Latham and Pareto to discuss the terms of the Merger Agreement and related transaction documents. Representatives of Latham reviewed with the Navios Containers Conflicts Committee their duties and responsibilities under the Navios Containers Partnership Agreement and the Marshall Islands Limited Partnership Act (the “Marshall Islands Act”) in connection with reviewing and determining whether to approve the Merger. Representatives of Pareto then reviewed their financial analysis of the Merger and orally presented their opinion that, as of December 30, 2020, the Merger Consideration is fair to Navios Containers and to the holders of Navios Containers Public Units, from a financial point of view. Representatives of Latham then summarized the terms of the Merger Agreement and the resolutions distributed to the Navios Containers Conflicts Committee prior to the meeting. After discussing the presented materials, the Navios Containers Conflicts Committee unanimously voted to (i) approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and (ii) recommend that the Navios Containers Board (A) approve the Merger Agreement and the transactions contemplated thereby, including the Merger, (B) submit the Merger Agreement to the limited partners of Navios Containers for approval, (C) recommend that the limited partners of Navios Containers approve the Merger Agreement and the Merger upon the terms and conditions set forth in the Merger Agreement and (D) cause Navios Containers to enter into the Merger Agreement and, subject to obtaining the requisite approval of the limited partners of Navios Containers, consummate the Merger upon the terms and conditions set forth in the Merger Agreement, with such approval and recommendation constituting Special Approval of the Merger on the terms set forth in the Merger Agreement.

On December 30, 2020, following the meeting of the Navios Containers Conflicts Committee, the Navios Containers Board met, with representatives of Thompson Hine LLP (“Thompson Hine”), as corporate counsel to Navios Containers, and Latham present, to discuss the terms of the Merger Agreement and the recommendation of the Navios Containers Conflicts Committee. Representatives of Thompson Hine reviewed with the Navios Containers Board its responsibilities under the Navios Containers Partnership Agreement and the Marshall Islands Act in connection with reviewing and determining whether to approve the proposed Merger Agreement and the transactions contemplated thereby, including the Merger. Representatives of Latham summarized the terms of the Merger Agreement, and Mr. Maratos reviewed the recommendation of the Navios Containers Conflicts Committee. After discussing matters referenced above, the Navios Containers Board unanimously voted to (i) approve the Merger Agreement and the transactions contemplated thereby, including the Merger, (ii) submit the Merger Agreement to the limited partners of Navios Containers for approval at a special meeting and (iii) authorize Navios Containers to enter into the Merger Agreement and, subject to obtaining the requisite approval of the limited partners of Navios Containers, consummate the Merger upon the terms and conditions set forth in the Merger Agreement.

On December 31, 2020, counsel to Navios Partners and the Navios Containers Conflicts Committee finalized the negotiation of the Merger Agreement and the parties executed the Merger Agreement. On January 4, 2021, Navios Partners and Navios Containers issued a press release announcing the transaction.

On January 15, 2021, Navios Partners filed a registration statement on Form F-4 to register the Navios Partners Common Units to be issued in the Merger.

Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties

The approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the Navios Containers Conflicts Committee, acting in good faith, constitutes “Special Approval” under the Navios Containers Partnership Agreement (“Special Approval”).

Under Section 7.17(a) of the Navios Containers Partnership Agreement, whenever a potential conflict of interest exists, such as the Merger and the other transactions contemplated by the Merger Agreement, any resolution or course of action by the Navios Containers Board in respect of such conflict of interest will be permitted and deemed approved by all of the partners of Navios Containers and will not constitute a breach of the Navios Containers Partnership Agreement or of any duty stated or implied by law, in equity or otherwise, if the resolution or course of action is approved by Special Approval. In order for a determination or other action by the Navios Containers Conflicts Committee to be in “good faith” under the Navios Containers Partnership Agreement, the persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of Navios Containers.

Further, under Section 7.18(b) of the Navios Containers Partnership Agreement, any action taken or omitted to be taken by the Navios Containers Board in reliance upon the advice or opinion of an investment banker, counsel and others, as to matters reasonably believed to be in such person’s professional or expert competence, will be “conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.”

Recommendation of the Navios Containers Conflicts Committee and the Navios Containers Board

In connection with the listing of Navios Containers on the Nasdaq, the Navios Containers Board established and authorized the Navios Containers Conflicts Committee, which currently consists of Konstantinos Maratos, Ifigeneia Tzavela, and Vasilios Mouyis, each of whom the Navios Containers Board has determined satisfies the independence and other requirements set forth in the Navios Containers Partnership Agreement, to resolve certain conflicts of interest that may exist between the interests of Navios Partners and its affiliates, on the one hand, and the interests of Navios Containers and the holders of Navios Containers Public Units, on the other hand.

In light of potential conflicts of interests in connection with the Merger, the Navios Containers Conflicts Committee determined to, among other things, (i) review, evaluate and negotiate the Merger and related arrangements and agreements with Navios Partners on behalf of Navios Containers and the holders of Navios Containers Public Units, (ii) make a recommendation to the Navios Containers Board whether to approve the Merger and related arrangements and agreements and (iii) decide whether to approve the Merger and related arrangements and agreements by Special Approval.

The Navios Containers Conflicts Committee, with the assistance of its advisors, reviewed, negotiated and evaluated the Merger Agreement and the transactions contemplated thereby, including the Merger, and certain related arrangements and agreements. Following that process, the Navios Containers Conflicts Committee, by unanimous vote at a meeting held on December 30, 2020, (i) determined in good faith that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Navios Containers and the holders of Navios Containers Public Units, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that the Navios Containers Board (A) approve the Merger Agreement and the transactions contemplated thereby, including the Merger, (B) submit the Merger Agreement to the limited partners of Navios Containers for approval, (C) recommend that the limited partners of Navios Containers approve the Merger Agreement and the Merger upon the terms and conditions set forth in the Merger Agreement and (D) cause Navios Containers to enter into the Merger Agreement and consummate the Merger upon the terms and conditions set forth in the Merger Agreement, subject to obtaining the requisite approval of the limited partners of Navios Containers. The Navios Containers Conflicts Committee’s approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, constitutes “Special Approval” under the Navios Containers Partnership Agreement.

Based on the Navios Containers Conflicts Committee’s recommendation, the Navios Containers Board, at a meeting held on December 30, 2020, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

Reasons for the Navios Containers Conflicts Committee’s Recommendation

The Navios Containers Conflicts Committee considered many factors in making its determination, providing Special Approval and making its recommendation. The Navios Containers Conflicts Committee consulted with its financial and legal advisors and viewed the following factors as being generally positive or favorable in coming to its determination, its decision to provide Special Approval and its related recommendation:

•

The Exchange Ratio of 0.39 of a Navios Partners Common Unit for each Navios Containers Public Unit represents a 6.5% premium to the closing price of a Navios Containers Common Unit on December 31, 2020 (the last trading day before the announcement of the Merger Agreement), a 102.2% premium to the closing price of a Navios Containers Common Unit on November 13, 2020 (the last trading day before Navios Partners publicly announced the Initial Proposal) and a 168.1% premium to the 120-day VWAP of a Navios Containers Common Unit for the period ending on December 31, 2020.

•

The Exchange Ratio is fixed, and therefore the value of the consideration payable to holders of Navios Containers Public Units based on such amounts will increase in the event that the market price of Navios Partners Common Units increases relative to any change in the market price of Navios Containers Common Units prior to the closing of the Merger.

•

The Merger is expected to provide holders of Navios Containers Public Units with equity ownership in an entity with strong coverage with respect to distributions, which is anticipated to result in (i) greater market confidence in the combined company, (ii) an enhanced outlook for distribution growth and (iii) better positioning for varying and uncertain industry and commodity pricing environments.

•	Each unit of Navios Partners Common Units is currently paying a distribution, while Navios Containers Common Units have not historically paid a distribution.

•	The Merger is expected to improve the combined company’s ability to de-leverage through an anticipated cash flow generation, which the combined company may use to drive organic growth.

•	The Merger will simplify Navios Partners’ corporate structure and eliminate potential conflicts of interest between Navios Partners and Navios Containers.

•

The Merger is expected to allow Navios Partners and Navios Containers to achieve synergies in the form of cost savings, sharing of best practices and capabilities, asset base diversity and other efficiencies, including cost savings related to reduced SEC filing requirements and a reduction in the number of public company boards and other costs associated with multiple public companies.

•	The Merger is expected to create a combined company with a larger, more diversified asset base that is capable of generating increased earnings capacity.

•

The Navios Containers Conflicts Committee is familiar with, and understands, the businesses, assets, liabilities, results of operations, financial condition and competitive positions and prospects of Navios Containers and, in connection with evaluating the merits of the Merger, has become familiar with and has gained an understanding of the business, assets, liabilities, results of operations, financial condition and competitive positions and prospects of Navios Partners.

•

The Navios Containers Conflicts Committee understands and has reviewed the overall current operating conditions and the outlook for the international shipping industry as they relate to Navios Containers’ competitive position, financial condition, future distributions and growth prospects.

•

The Merger will result in a combined company having increased scale and greater access to capital, which is anticipated to better position the combined company to enhance long-term growth potential in the recovering shipping market as compared to Navios Containers’ prospects as a standalone entity.

•

The Navios Containers Conflicts Committee retained independent financial and legal advisors with knowledge and experience with respect to public merger and acquisition transactions, Navios Containers’ and Navios Partners’ industry generally, Navios Partners and Navios Containers particularly and substantial experience advising publicly traded limited partnerships and other companies with respect to transactions similar to the proposed transaction.

•

The terms of the Merger Agreement, which were determined through arm’s-length negotiations between Navios Partners and the Navios Containers Conflicts Committee and their respective representatives and advisors, provided certain benefits.

•

The Merger Agreement restricts Navios Partners’ ability to take certain actions without the consent of Navios Containers prior to the consummation of the Merger that could reduce the value of Navios Partners Common Units received by holders of Navios Containers Public Units in the Merger, including:

•

issuing or selling any debt securities, or rights to acquire any debt securities, other than (i) debt issued to refinance existing indebtedness, (ii) aggregate indebtedness with a principal amount up to 20% of the aggregate principal amount of debt outstanding as of December 31, 2020 and (iii) intracompany debt; and

•

issuing or selling any equity interests or rights to acquire equity securities, other than Navios Partners Common Units or rights to acquire Navios Partners Common Units of $25.0 million or less in the aggregate.

•

The Merger Agreement includes provisions allowing the Navios Containers Conflicts Committee and the Navios Containers Board to withdraw or change their recommendation in favor of the Merger in the event of (i) a Superior Proposal from a third party or (ii) a material change of circumstance that arises after the date of the Merger Agreement that was not reasonably foreseeable at the time of the Merger Agreement, in each case provided that, among other things, the Navios Containers Board (upon the recommendation of the Navios Containers Conflicts Committee) makes a good faith determination, after consultation with its financial advisors and outside legal counsel, that the failure to change its recommendation would be inconsistent with its duties under applicable law as modified by the Navios Containers Partnership Agreement, and that such recommendation change complies with the terms of the Merger Agreement.

•

The Merger Agreement permits Navios Containers to provide information to, and participate in discussions and negotiations with, a third party in response to an unsolicited Alternative Proposal, which may, in certain circumstances, result in a Superior Proposal.

•

The probability that Navios Partners and Navios Containers will be able to consummate the Merger is significantly increased by Navios Partners’ covenant to vote, or cause to be voted, all of the Navios Containers Common Units owned by Navios Partners or its subsidiaries in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger.

•

The Merger Agreement includes a requirement that Navios Partners pay the expenses of Navios Containers related to the Merger and related transactions in the event Navios Partners breaches or fails to perform a representation, warranty, covenant, obligation or other agreement in such a way that it constitutes a breach of a closing condition.

•

The Merger Agreement includes a prohibition against Navios Containers’ revocation or diminishment of the authority of the Navios Containers Conflicts Committee and a prohibition against Navios Containers’ removal of any member of the Navios Containers Conflicts Committee without the consent of the other members of the Navios Containers Conflicts Committee, in each case, prior to the closing of the Merger.

•	The Merger Agreement provides that any amendments to, waivers of or termination of the Merger Agreement by Navios Containers requires the approval of the Navios Containers Conflicts Committee.

•	The Merger Consideration is not expected to be taxable for U.S. federal income tax purposes to holders of Navios Containers Common Units.

•	Through negotiation, the Navios Containers Conflicts Committee was able to increase the Merger Consideration from the exchange ratio initially proposed by Navios Partners of 0.37 of a Navios

Partners Common Unit for each Navios Containers Public Unit to the final Exchange Ratio of 0.39, as discussed in the section entitled “The Merger—Background of the Merger.”

•

The Navios Containers Conflicts Committee believes that the proposed consideration and other economic benefits of the Merger and related transactions represent the highest value for the holders of Navios Containers Public Units to which Navios Partners was willing to agree.

The Navios Containers Conflicts Committee considered the following factors to be generally negative or unfavorable in making its determination that the Merger Agreement and the transactions contemplated thereby are in the best interests of Navios Containers and the holders of Navios Containers Public Units:

•

The Exchange Ratio is fixed, and therefore the value of the consideration payable to holders of Navios Containers Public Units based on such amounts will decrease in the event that the market price of Navios Partners Common Units decreases relative to any change in the market price of Navios Containers Common Units prior to the closing of the Merger.

•	There is a risk that the potential benefits expected to be realized in the Merger might not be fully realized, or might not be realized in the expected time period.

•

Navios Partners historically has held increased levels of long-term debt on its balance sheet compared to Navios Containers and is expected to continue to do so upon consummation of the Merger, which will result in increased exposure to leverage on the balance sheet for holders of Navios Containers Public Units.

•	The absence of certain procedural elements, including:

•	The fact that holders of Navios Containers Public Units are not entitled to appraisal rights under the Merger Agreement, Navios Containers Partnership Agreement or the Marshall Islands Act.

•

The Navios Containers Conflicts Committee was not authorized to, and did not, conduct an auction process or other solicitation of interest from third parties for the acquisition of Navios Containers. Given Navios Partners’ control over Navios Containers, it was unrealistic to expect or pursue an unsolicited third-party acquisition proposal or offer for the assets or control of Navios Containers, and it was unlikely that the Navios Containers Conflicts Committee could conduct a meaningful auction for the acquisition of the assets or control of Navios Containers.

•

Certain members of Navios Containers management, the Navios Containers Board and the Navios Containers Conflicts Committee may have interests that are different from those of the holders of Navios Containers Public Units. Please see the section entitled “The Merger—Interests of Navios Containers’ Directors and Officers in the Merger.”

•

Although the Merger is subject to approval by holders of a majority of the outstanding Navios Containers Common Units, the vote includes Navios Containers Common Units owned by Navios Partners, which has covenanted in the Merger Agreement to vote its Navios Containers Common Units in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and the Merger is not conditioned on the separate approval of the holders of a majority of the Navios Containers Common Units held by the holders of Navios Containers Public Units.

•

Certain terms of the Merger Agreement, which were determined through arm’s-length negotiations between Navios Partners and the Navios Containers Conflicts Committee and their respective representatives and advisors, provided certain risks.

•	The Merger Agreement limits the ability of Navios Containers to solicit or consider unsolicited offers from third parties for Navios Containers.

•

The operating covenants to which Navios Containers is subject in the Merger Agreement restrict Navios Containers from taking certain actions prior to the closing of the Merger that could be beneficial to Navios Containers and the holders of Navios Containers Public Units.

•

Navios Containers’ obligation to pay the Termination Fee to Navios Partners in connection with the termination of the Merger Agreement (i) as a result of a failed vote of the holders of Navios Containers Common Units due to a change in recommendation by the Navios Containers Conflicts Committee or (ii) simultaneously with its entering into a definitive agreement for the acquisition of Navios Containers by a third party, in each case subject to the terms of the Merger Agreement.

•	Navios Containers’ obligation to pay Navios Partners’ expenses in certain circumstances.

•	Litigation may occur in connection with the Merger, and any such litigation may result in significant costs and a diversion of management focus.

•

There is a risk that the Merger might not be completed in a timely manner, or that the Merger might not be consummated at all as a result of a failure to satisfy the conditions contained in the Merger Agreement, and a failure to complete the Merger could negatively affect the trading price of the Navios Containers Common Units or could result in significant costs for Navios Containers, expenses owed to Navios Partners and disruption to Navios Containers’ normal business.

•	The holders of Navios Containers Public Units will be foregoing the potential benefits, if any, that would be realized by remaining unitholders of Navios Containers on a standalone basis.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Navios Containers Conflicts Committee in considering the Merger. In view of the number and variety of factors and the amount of information considered, the Navios Containers Conflicts Committee did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Navios Containers Conflicts Committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Navios Containers Conflicts Committee may have given different weights to different factors. The Navios Containers Conflicts Committee made its determination, approval and recommendation based on the totality of information presented to, and the investigation conducted by, the Navios Containers Conflicts Committee. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unaudited Financial Projections of Navios Partners and Navios Containers

In connection with the proposed Merger, management of Navios Containers provided internal non-public projections relating to Navios Containers, and management of Navios Partners provided internal non-public projections relating to Navios Partners, in each case to the Navios Containers Conflicts Committee and its financial advisor Pareto for their use in negotiating the terms of the Merger with Navios Partners and for use by Pareto in connection with its performance of its financial analysis and delivery of its opinion to the Navios Containers Conflicts Committee. The projections for Navios Containers were prepared on a stand-alone basis and the projections for Navios Partners reflected Navios Partners’ pre-Merger ownership position in Navios Containers. A summary of these projections, rounded to the nearest hundred million, is included below to give holders of Navios Containers Public Units access to certain non-public unaudited prospective financial information that was made available to Pareto, the Navios Containers Conflicts Committee and the Navios Containers Board in connection with the Merger.

You should be aware that uncertainties are inherent in prospective financial information of any kind. Neither Navios Partners nor Navios Containers, nor any of their respective affiliates, advisors, officers, directors or representatives, have made or make any representation or can give any assurance to any holder of Navios Containers Common Units or any other person regarding the ultimate performance of Navios Containers or Navios Partners compared to the summarized information set forth below or that any such results will be achieved.

The inclusion of the following summary projections in this proxy statement/prospectus should not be regarded as an indication that Navios Partners, Navios Containers or their respective representatives considered or consider the projections to be a reliable or accurate prediction of future performance or events, and the summary projections set forth below should not be relied upon as such.

The projected financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Navios Containers’ and Navios Partners’ management. The Navios Containers and Navios Partners projections were not prepared with a view toward public disclosure or toward compliance with U.S. GAAP, the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants. Neither PricewaterhouseCoopers S.A (“PwC”), Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“EY”), nor any other independent registered public accounting firm has audited, reviewed, compiled, examined or applied agreed-upon procedures with respect to the accompanying prospective financial information contained in the projections and accordingly, PwC and EY express no opinion or any other form of assurance with respect thereto. The PwC report included in Navios Partners’ Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial statements of Navios Partners, and the EY report included in Navios Containers’ Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of Navios Containers. Such reports do not extend to the projected financial information and should not be read as if it does. Neither the Navios Partners Board, Navios Containers Board nor the Navios Containers Conflicts Committee prepared the summarized information, and neither the Navios Partners Board, the Navios Containers Board, the Navios Containers Conflicts Committee, Navios Partners nor Navios Containers gives any assurance regarding the summarized information. The internal financial projections of Navios Containers and Navios Partners are inherently subjective in nature, susceptible to interpretation and, accordingly, such forecasts may not be achieved.

The projections summarized below reflect numerous assumptions made by management of Navios Partners and Navios Containers, including material assumptions that may not be realized and are subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the preparing party. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. There will be differences between actual and forecasted results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased due to the length of time in the future over which these assumptions apply. Any inaccuracy of assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Accordingly, any failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods. The projections presented are forward-looking in nature, subject to risks and uncertainties and, therefore, should be read in light of the factors discussed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

(in millions)	2020E	2021E	2022E	2023E
Navios Containers Revenue	$126	$209	$175	$174
Navios Containers EBITDA (1)	$42	$131	$98	$96
Navios Containers Cash Flow from Operations	$11	$108	$84	$72
Navios Partners Revenue	$225	$291	$324	$356
Navios Partners EBITDA (1)	$101	$196	$222	$256
Navios Partners Cash Flow from Operations	$129	$71	$139	$199

Some of the above measures are not measures of financial performance under U.S. GAAP, and should not be considered as alternatives to net income (loss), operating income, or other performance measures derived in accordance with U.S. GAAP. Navios Partners’ and Navios Containers’ computations of these measures may differ from similarly titled measures used by others.

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

NEITHER NAVIOS CONTAINERS NOR NAVIOS PARTNERS INTENDS TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROSPECTIVE FINANCIAL INFORMATION WAS PREPARED OR TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Opinion of Financial Advisor to the Navios Containers Conflicts Committee

On December 30, 2020, Pareto, financial advisor to the Navios Containers Conflicts Committee, delivered its oral opinion to the Navios Containers Conflicts Committee, which opinion was subsequently confirmed by delivery of a written opinion dated December 30, 2020, to the effect that, as of such date and based upon and subject to the various assumptions, qualifications and limitations set forth in Pareto’s opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Navios Containers Public Units.

The full text of the written opinion of Pareto sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Pareto in rendering its opinion, and is attached hereto as Annex B. You are encouraged to read Pareto’s opinion carefully and in its entirety.

Pareto’s opinion was prepared at the request, and provided for the information, of the members of the Navios Containers Conflicts Committee (solely in their capacity as such), in connection with and for the purpose of its evaluation of the Merger and does not address any other term or agreement relating to the Merger. Pareto was not requested to opine as to, and this opinion does not address, the underlying business decision of Navios Containers to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Navios Containers or the effect of any other transaction in which Navios Containers might engage. In addition, this opinion does not address what the value of the Navios Partners Common Units actually would be when issued pursuant to the Merger or the price at which the Navios Partners Common Units would trade at any time. Pareto expressed no opinion on, and its opinion does not in any manner address, the fairness of any compensation payable in connection with the Merger to (i) Navios Containers or any entity that is partially or wholly owned, directly or indirectly, by Navios Containers or (ii) Navios Partners or any entity that is partially or wholly owned, directly or indirectly, by Navios Partners, excluding Navios Containers and any entity that is partially or wholly owned, directly or indirectly, by Navios Containers. Furthermore, Pareto expressed no opinion on, and its opinion does not in any manner address, the fairness (financially or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. Pareto was not requested to opine as to, and its opinion does not intend to be and does not constitute a recommendation to any holder of Navios Containers Public Units as to, how such holder should vote or act on any matters relating to the Merger. The summary of the Pareto opinion set forth herein is qualified in its entirety by reference to the full text of the opinion attached hereto as Annex B.

In conducting its investigation and analyses and in arriving at its opinion, Pareto reviewed such information and took into account such financial and economic factors, investment banking procedures and considerations as it deemed relevant under the circumstances. Subject to the various assumptions, qualifications and limitations set forth in its opinion, Pareto has, among other things:

•	reviewed a draft dated December 29, 2020 of the Merger Agreement;

•

conferred with senior officers, directors and other representatives and advisors of Navios Containers and Navios Partners with respect to the business, operations and prospects of Navios Containers and Navios Partners;

•

reviewed and analyzed relevant business and financial information relating to Navios Containers and Navios Partners, including certain financial forecasts and other information and data relating to Navios Containers and Navios Partners which were provided to or discussed with Pareto by the managements of Navios Containers and Navios Partners;

•	familiarized itself with the business, operations, properties, financial condition, capitalization and prospects of Navios Containers and Navios Partners;

•	reviewed and analyzed documents provided by Navios Containers, to assist Pareto with its analysis;

•	reviewed and analyzed vessel appraisals from the following independent ship brokers: Clarksons Shipping Intelligence Network, Alphaliner and VesselsValue; and

•	performed such other analyses, diligence and services as are customary, or that Pareto deemed otherwise appropriate for the purposes of the opinion expressed therein.

In arriving at its opinion, Pareto assumed and relied upon, without independent verification, the accuracy and completeness of all financial, accounting, tax and other information that was available to Pareto from public sources, that was provided to Pareto by Navios Containers or its representatives, or that was otherwise reviewed by or discussed with Pareto and upon the assurances of the management of Navios Containers that they were not aware of any relevant information that had been omitted or that remained undisclosed to Pareto. With respect to financial projections and other information relating to Navios Containers and Navios Partners provided to or otherwise reviewed by or discussed with Pareto, Pareto was advised by the respective managements of Navios Containers and Navios Partners that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Navios Containers and Navios Partners as to the future operating and financial performance of Navios Containers and Navios Partners. Pareto assumed no responsibility for and expressed no view or opinion as to such forecasts and other information or the assumptions on which they are based.

In arriving at its opinion, Pareto further assumed, with the consent of the Navios Containers Conflicts Committee, that (i) the Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, (ii) the final terms of the Merger Agreement would conform in all material respects to the terms of the draft reviewed by Pareto, (iii) there would be no change in the assets, liabilities, financial condition, results of operations, business or prospects of Navios Containers or Navios Partners since the date of the most recent information made available to Pareto that would be material to the analyses conducted by Pareto, and that there was no information or facts that would make the information reviewed by Pareto incomplete or misleading, and (iv) all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger would be obtained, and no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Navios Containers, Navios Partners or the contemplated benefits of the Merger.

In each case, Pareto has made the assumptions and taken the actions or inactions described in the opinion with the knowledge and consent of the Navios Containers Conflicts Committee. In conducting its review and arriving at its opinion, no due diligence review or other verification exercises were performed by Pareto in connection with the Merger, nor has Pareto conducted any analysis concerning the solvency of Navios Containers and Navios Partners or obtained any evaluations or appraisals, other than what has been provided by Navios Containers, of any of the assets and liabilities of Navios Containers.

Pareto’s opinion necessarily was based on economic, monetary market and other conditions as in effect on, and the information made available to Pareto as of, the date of the opinion, and does not predict or take into account any changes which may occur, or information which may become available, after that date. Pareto assumes no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date thereof.

Pareto’s opinion was only one of many factors considered by the Navios Containers Conflicts Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the members of the Navios Containers Conflicts Committee with respect to the Merger or the Exchange Ratio. Set forth below is a summary of the material financial analyses reviewed by Pareto with the Navios Containers Conflicts Committee on December 30, 2020, in connection with the rendering of its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Pareto. The order of the analyses described and the results of these analyses do not represent the relative importance or weight given to these analyses by Pareto. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before December 28, 2020, and is not necessarily indicative of subsequent or current market conditions.

Merger Analysis

Methodologies

In arriving at Pareto’s opinion as to the fairness to the holders of Navios Containers Public Units, from a financial point of view, of the Exchange Ratio, Pareto focused on the following valuation methodologies: (i) net asset value (“NAV”) for each of Navios Containers and Navios Partners, (ii) fundamental earnings-based valuations for Navios Containers and Navios Partners and (iii) comparable company trading analysis. As both Navios Containers and Navios Partners are ship owning companies with similar assets, the NAV methodology was chosen as this compares the value of the underlying assets of the two companies. Fundamental earnings-based valuations were chosen as these reflect the earnings attributable to units of Navios Containers and Navios Partners respectively. A comparable company trading analysis was conducted by calculating different value to earnings metrics for comparable companies, and the enterprise value (“EV”) to earnings before interest, taxes, depreciation, and amortization (“EBITDA”) multiple was emphasized as it is a commonly applied earnings metric for publicly traded ship owning companies.

Net Asset Value Analysis

In arriving at an estimate of NAV for each of Navios Containers and Navios Partners, Pareto reviewed vessel appraisals from independent third-party ship brokers and industry valuation databases. The fair market value estimates contained in such appraisals were, as is customary in ship valuations, based on an assessment of the values that could be achieved in transactions involving a willing buyer and a willing seller.

As the respective companies’ future earnings capacity, including existing charters, was assessed by the below earnings-based valuation methods, Pareto utilized an unadjusted NAV analysis to assess the value of the ships without charters attached to arrive at an implied asset value for Navios Containers’ and Navios Partners’ fleets.

In conducting the NAV analysis, Pareto included the gross asset value with the cash balance of Navios Containers and Navios Partners as of December 31, 2020. Further, Pareto subtracted Navios Containers’ and Navios Partners’ gross debt, as estimated by or for the respective managements of Navios Containers and Navios Partners as per December 31, 2020, from the total fair market value of Navios Containers’ and Navios Partners’ fleets, to arrive at a NAV for each of Navios Containers and Navios Partners.

A summary of the analyses is provided below (values in $ millions except per unit data):

Navios Containers
Items	Brokers	Valuation Data Base
Gross Asset Value	407	480
Gross Debt	(216)	(216)
Cash	28	28

Net Asset Value	219	292
Units Outstanding	32.5	32.5
Price/Unit	3.6	3.6
Enterprise Value (EV)	306	306
NAV / Unit	6.7	9.0
GAV / Unit	12.5	14.8
P / NAV	0.54x	0.40x
EV / GAV	0.75x	0.64x
Implied Pricing Based on the Exchange Ratio
P / NAV	0.56x	0.42x
EV / GAV	0.76x	0.65x

Navios Partners
Items	Brokers	Valuation Data Base
Gross Asset Value	759	687
Gross Debt	(470)	(470)
Cash	46	46

Net Asset Value	335	263
Units Outstanding	11.6	11.6
Price/Unit	9.6	9.6
Enterprise Value (EV)	535	535
NAV / Unit	29.0	22.7
GAV / Unit	65.5	59.3
P / NAV	0.33x	0.42x
EV / GAV	0.70x	0.78x

From this NAV analysis, Pareto derived (i) an implied equity value range for Navios Containers of approximately $115 million to approximately $219 million, representing a range of approximately $3.54 per unit to approximately $6.75 per unit, and (ii) an implied equity value range for Navios Partners of approximately $111 million to approximately $335 million, representing a range of approximately $9.58 per unit to approximately $28.92 per unit.

Earnings-Based Valuation Methods

Earnings-based valuation methods benefit from taking into consideration differences in operational costs, fleet utilization and charter contracts and were therefore chosen as a value benchmark.

Pareto utilized rate forecasts and assumptions received from Navios Containers and Navios Partners as of November 2020, for estimated future earnings for Navios Containers and Navios Partners for the full years of 2021, 2022, 2023 and 2024 and calculated pro forma combined P&L data with the following earnings ratios: (i) pro forma earnings per unit (“EPS”), (ii) attributable EPS to current holders of Navios Containers Common Units, (iii) standalone EPS for Navios Containers, and (iv) EPS accretion or dilution for holders of Navios Containers Common Units.

Such earnings-based valuation was also completed on a stress basis based on rates from published estimates of independent research analysts with respect to the future financial performance of Navios Containers.

The calculations in the tables below reflect the calculated EPS on (i) a Navios Containers standalone basis and (ii) a pro forma basis:

Standalone EPS		2021	2022	2023	2024
Based on rates received from Navios Containers	USD/unit	3.57	2.33	2.16	2.31

Pro Forma EPS		2021	2022	2023	2024
Based on rates received from Navios Containers and Navios Partners	USD/unit	4.30	4.25	4.83	4.65
Stress test based on rates from Pareto equity research	USD/unit	3.97	3.59	3.38	3.18

From this earnings-based valuation analysis, Pareto derived a pro forma EPS per year of approximately $0.40 per unit (in 2021) to approximately $1.26 per unit (in 2022). In both cases, the stress test based on rates from Pareto equity research was used as the comparable number.

Comparable Company Trading Analysis

In order to assess how the public market values equity units of similar publicly traded companies, Pareto reviewed and compared specific financial data relating to Navios Containers to that of a group of selected companies that Pareto deemed to have similar business and industry characteristics as Navios Containers. The publicly traded companies that Pareto deemed to have similar characteristics to those of Navios Container for the purposes of its analysis were the following:

•	Costamare Inc.

•	SFL Corporation Ltd.

•	Danaos Corporation

•	MPC Container Ships ASA

•	Capital Product Partners L.P.

•	Euroseas Ltd.

None of the selected publicly traded companies are identical or directly comparable to Navios Containers. Such companies were selected on the basis of comparable characteristics, such as industry segment, business model, fleet composition and market capitalization. All of the selected companies have exposure towards container / liner shipping by owning and / or operating container vessels. Moreover, all companies within the selection have core business models built around contracts with medium to longer term duration.

As part of its analysis, Pareto calculated and analyzed for each respective company (i) the ratios of EV to EBITDA from 2019 to 2023, (ii) the ratios of EV to EBIT from 2019 to 2023 and (iii) the price-to-earnings ratios from 2019 to 2023. Pareto calculated all multiples based on closing unit prices as of December 28, 2020 for each respective company. The financial data for the selected publicly traded companies were based on publicly available filings and financial consensus projections provided by FactSet. Due to limited research coverage of the selected companies by equity analysts, lack of forecasted financials and metrics represented a challenge for valuation purposes. However, consensus EBITDA numbers were available for all companies in the group of comparable companies, with the exception of SFL Corporation Ltd. Based on available data points, EV to (consensus) EBITDA was selected as the best valuation metric. Pareto limited the forward-looking analysis based on multiples to 2020 and 2021 to ensure sufficient and valid consensus estimates. EV to EBITDA is a commonly applied earnings metric for publicly traded ship owning companies. The valuation metric also makes it possible to compare market value to earnings without distorting effects from differences in capital structure.

The calculations in the table below reflect a pricing in line with the results of the comparable company trading analysis:

EV/EBITDA 2020E
MPC Container Ships ASA	16.3x
Euroseas Ltd.	10.2x
Navios Containers (at the Exchange Ratio)	7.8x
Navios Containers	7.7x
Costamare Inc.	7.5x
Danaos Corporation	6.0x
Capital Product Partners L.P.	5.3x

EV/EBITDA 2021E
Costamare Inc.	6.7x
Capital Product Partners L.P.	5.6x
Danaos Corporation	5.2x
MPC Container Ships ASA	5.0x
Navios Containers (at the Exchange Ratio)	5.0x
Navios Containers	4.9x
Euroseas Ltd.	4.8x

From this comparable company trading analysis, Pareto derived an implied equity value range for Navios Containers of approximately $134 million, representing a range of approximately $3.39 per unit to approximately $4.13 per unit.

General

The foregoing summary of material financial analyses performed by Pareto does not purport to be a complete description of the analyses or data presented by Pareto to the Navios Containers Conflicts Committee. In connection with the review of the Merger by the Navios Containers Conflicts Committee, Pareto performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Pareto’s opinion. In arriving at its opinion, Pareto considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Pareto made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Pareto may have considered various assumptions more or less probable than other assumptions, so that the valuations resulting from any particular analysis described above should therefore not be taken to be Pareto’s view of the value of Navios Containers or Navios Partners. No company or partnership used in the above analyses is directly comparable to Navios Containers or Navios Partners. Further, Pareto’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or partnerships, or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Navios Containers or Navios Partners.

Pareto prepared these analyses for the purpose of providing an opinion to the Navios Containers Conflicts Committee as to the fairness, from a financial point of view and as of the date of such opinion, to the holders of Navios Containers Public Units, of the Exchange Ratio and did not constitute a recommendation of the Merger to Navios Containers or a recommendation to any holder of Navios Containers Public Units as to how that holder should vote on any matters relating to the Merger. These analyses do not purport to be appraisals or necessarily to reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Pareto’s analyses are inherently subject to substantial uncertainty, and Pareto assumes no responsibility if future results are materially different from those forecasted in such estimates. The Exchange Ratio was determined through arm’s length negotiations and was approved by the Navios Containers Conflicts Committee and by the Navios Containers Board. Pareto did not recommend any specific consideration to the Navios Containers Conflicts Committee or indicate that any given consideration constituted the only appropriate consideration.

The Navios Containers Conflicts Committee agreed to cause Navios Containers to pay to Pareto $450,000, which became payable upon delivery of Pareto’s opinion and which was not contingent upon the conclusions of Pareto’s opinion or the consummation of the Merger. Additionally, the Navios Containers Conflicts Committee agreed to cause Navios Containers to pay to Pareto $150,000, which will become payable upon closing of the Merger. The Navios Containers Conflicts Committee has also agreed to cause Navios Containers to reimburse Pareto for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify and hold Pareto and its affiliates and their respective directors, officers, partners, employees, agents and controlling persons, harmless from and against any losses, claims, damages and liabilities relating to, arising out of or in connection with Pareto’s opinion, the Merger, Pareto’s engagement and actions taken or omitted in connection therewith.

During the last two years, Pareto has not had any material relationship with Navios Containers or Navios Partners in which compensation was received or is intended to be received by Pareto as a result of such relationship, except that certain affiliates of Pareto have provided certain financial services to certain companies affiliated with Navios Containers and Navios Partners, including acting as financial advisor to Navios Holdings in a business divestment transaction in 2019. During 2019, Navios Holdings paid certain affiliates of Pareto $600,000 in total, and Navios Containers and Navios Partners have not paid any fees to affiliates of Pareto. Such affiliates of Pareto have received customary compensation for such services. Pareto and its affiliates may provide financial or other services to Navios Containers, Navios Partners and their affiliates in the future, and in connection with any such services, Pareto and its affiliates may receive compensation.

As part of its investment banking business, Pareto is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. As of the date hereof, Pareto does not have any ownership of equity securities in Navios Containers or Navios Partners. In the ordinary course of its business, affiliates of Pareto may have long or short positions, either on a discretionary or nondiscretionary basis, for their own account or for those of its clients, in the debt and equity securities (or related derivative securities) of Navios Containers or Navios Partners.

Reasons for the Approval of the Navios Partners Board

On December 30, 2020, the Navios Partners Board determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of Navios Partners Common Units in connection with the Merger Consideration, are in the best interests of Navios Partners and its unitholders. The Navios Partners Board approved and declared advisable the Merger Agreement and the issuance of Navios Partners Common Units in connection with the Merger Consideration.

The Navios Partners Board considered many factors in making its determination. The Navios Partners Board consulted with its financial and legal advisors and viewed the following factors as being generally positive or favorable in coming to its determination:

•	The Merger is expected to result in a simplified capital and organizational structure, which will in turn streamline governance and reduce complexity for investors.

•

The Merger is expected to result in enhanced liquidity for holders of Navios Partners Common Units, who will benefit from the larger market capitalization (in excess of $200 million) of the combined entity.

•	Navios Partners expects that the increased size of the combined entity will enhance its ability to finance growth and strategic opportunities, while at the same time reducing its cost of capital.

•	The Merger is expected to enhance the combined entity’s credit profile by increasing cash retention to support growth and deleveraging.

•	The combined entity will have increased collateral value available for refinancing debt maturities.

•	The combined entity will have a broader asset base of 84 vessels capable of generating increased profitability from recoveries in the dry bulk and containership sector.

•

Navios Partners expects the Merger to result in approximately $82 million in additional expected EBITDA and $18 million in additional expected free cash flow for 2021, with approximately $39 million of pro forma cash as of September 30, 2020.

•	Navios Partners expects the Merger to result in expected annual cost savings with respect to general and administrative expenses of approximately $2.0 million.

The Navios Partners Board also considered a variety of risks and other potential negative factors concerning the Merger Agreement (which was determined through arm’s-length negotiations between Navios Partners and the Navios Containers Conflicts Committee and their respective representatives and advisors) and the transactions contemplated thereby, including the following:

•

The risks and costs associated with the Merger not being completed in a timely manner or at all, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and potential litigation arising from the Merger Agreement or the transactions contemplated thereby, and the potential negative effects on the trading price of Navios Partners Common Units resulting therefrom.

•

There is a risk that the expected liquidity for holders of Navios Partners Common Units may not be realized in the immediate term. Additionally, there is a risk that the other potential benefits sought in the Merger might not be fully realized.

•	The restrictions on the conduct of Navios Partners’ business prior to the completion of the Merger, including:

•

issuing or selling any debt securities, or rights to acquire any debt securities, other than (i) debt issued to refinance existing indebtedness, (ii) aggregate indebtedness with a principal amount up to 20% of the aggregate principal amount of debt outstanding as of December 31, 2020, and (iii) intracompany debt; and

•

issuing or selling any equity interests or rights to acquire equity securities, other than Navios Partners Common Units or options to acquire Navios Partners Common Units of $25 million or less in the aggregate.

•

There is a risk that Navios Partners may be required to consummate the Merger even if there are material negative developments or events at Navios Containers between signing the Merger Agreement and the closing of the Merger.

•

There is a risk that Navios Partners may be required to reimburse Navios Containers for up to $1.0 million in expenses in the event that the Merger Agreement is terminated because (i) Navios Partners breaches any of its representations, warranties or agreements in the Merger Agreement or any of its representations or warranties become untrue, resulting in a condition to the Merger not being satisfied or (ii) prior to the receipt of the Unitholders Approval, Navios Containers enters into a definitive agreement for a Superior Proposal (provided that Navios Containers simultaneously pays the Termination Fee to Navios Partners).

•	The transaction costs and expenses expected to be incurred by Navios Partners in connection with the proposed transaction.

•	Various other applicable risks associated with Navios Partners and the Merger, including those described under the section entitled “Risk Factors.”

After taking into account all of the factors set forth above, as well as others, the Navios Partners Board concluded that the potential benefits of the Merger outweighed any negative or unfavorable considerations, and determined that the Merger Agreement and the transactions contemplated thereby, and the issuance of Navios Partners Common Units in connection with the Merger, are in the best interest of Navios Partners and its unitholders.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Navios Partners Board in considering the Merger. In view of number and variety of factors and the amount of information considered, the Navios Partners Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Navios Partners Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Navios Partners Board may have given different weights to different factors. The Navios Partners Board made its determination based on the totality of information presented to, and the investigation conducted by, the Navios Partners Board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

Interests of Navios Containers’ Directors and Officers in the Merger

In considering the recommendation of the Navios Containers Board to vote for the approval of the Merger Agreement, the holders of Navios Containers Common Units should be aware that certain members of the Navios Containers Board and the Navios Containers executive officers have interests that are different from, and/or in addition to, the interests of holders of Navios Containers Common Units generally. These interests, to the extent material, are described below. The Navios Containers Conflicts Committee negotiated the transaction on behalf of Navios Containers and the holders of Navios Containers Public Units. The transaction was unanimously approved by the Navios Containers Conflicts Committee, the Navios Containers Board and the Navios Partners Board. With the exception of three directors and executive officers that collectively hold less than 1% of Navios Containers Common Units, none of the officers or directors of Navios Containers own any Navios Containers Common Units or any other securities of Navios Containers.

In addition, Navios Containers GP and certain members of the Navios Containers Board are affiliated with Navios Partners. Angeliki Frangou, who serves as Navios Containers’ Chief Executive Officer and as Chairman of the Navios Containers Board, also serves as Navios Partners’ Chief Executive Officer and as Chairman of the Navios Partners Board, and is the indirect owner of the general partner each of Navios Containers and Navios Partners. Efstratios Desypris, a member of the Navios Containers Board, serves as Chief Financial Officer of Navios Partners.

Navios Partners and its affiliates are also parties to several agreements and transactions with Navios Containers. For additional information, see the section entitled “Related Party Transactions.”

Director and Officer Indemnification and Insurance

Under the terms of the Merger Agreement, from the Effective Time through the sixth anniversary of the Effective Time, Navios Partners will cause the surviving partnership to indemnify and hold harmless against any reasonable costs or expenses, judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement in connection with any actual or threatened civil, criminal, regulatory or administrative actions, suits, claims, hearings, demands, arbitrations, inquiries, subpoenas, investigations or proceedings arising from acts or omissions occurring at or prior to the Effective Time.

Under the terms of the Merger Agreement, for six years after the Effective Time, Navios Partners will cause the surviving partnership to maintain officers’ and directors’ liability insurance covering each current and former director and officer of Navios Containers and its subsidiaries, on terms substantially no less advantageous to such individuals than the insurance existing at the Effective Time, subject to a cap on the cost of such coverage.

Regulatory Matters

In connection with the Merger, Navios Partners intends to make all required filings under the Securities Act and the Exchange Act, as well as any required filings or applications with the NYSE. Navios Partners and Navios Containers are unaware of any other requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any jurisdiction that is applicable to the Merger.

Conversion of Navios Containers Public Units

The conversion of Navios Containers Public Units into the right to receive the Merger Consideration will occur automatically upon completion of the Merger. As soon as reasonably practicable after completion of the Merger, an exchange agent engaged by Navios Partners will exchange certificates or book-entry units representing Navios Containers Public Units for Merger Consideration to be received by holders of Navios Containers Public Units pursuant to the terms of the Merger Agreement.

Following the Merger, if you are a unitholder of record of Navios Containers Public Units at the Effective Time, you will receive a letter of transmittal and instructions on how to obtain the Merger Consideration in exchange for your Navios Containers Public Units. You must return the completed letter of transmittal and surrender your Navios Containers Public Units as described in the instructions, and you will receive the Merger Consideration after the exchange agent receives your completed letter of transmittal and/or such other documents that may be required by the exchange agent.

For each Navios Containers Public Unit recorded as held by a unitholder of record at the Effective Time, each holder of such Navios Containers Public Unit will be entitled to receive 0.39 of a Navios Partners Common Unit. No fractional units shall be issued in the Merger. Each holder of Navios Containers Public Units who would otherwise have been entitled to receive a fractional unit of Navios Partners Common Units in the Merger (after taking into account all Navios Containers Public Units held by such holder immediately prior to the Effective Time) of 0.5 or above shall receive in the Merger, in lieu of such fractional unit, a full Navios Partners Common Unit, and each holder of Navios Containers Public Units who would otherwise have been entitled to receive a fractional unit of Navios Partners Common Units (after taking into account all Navios Containers Public Units held by such holder immediately prior to the Effective Time) of less than 0.5 shall receive no consideration for such fractional unit, which shall be forfeited.

Accounting Treatment of the Merger

Navios Partners intends to account for the merger “as a business combination achieved in stages,” which will result in the application of the “acquisition method,” as defined under ASC 805, Business Combinations, as well as the re-calculation of Navios Partners’ previously held equity interest in Navios Containers to its fair value at the date the controlling interest is acquired and the recognition of a gain/(loss) in earnings. Under the acquisition method, the consideration paid by Navios Partners in connection with the transaction will be allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the Merger. The excess of the total purchase consideration over the fair value of the identifiable net assets acquired will be allocated to goodwill or negative goodwill as the case may be. This method may result in the carrying value of assets, including goodwill or negative goodwill, acquired from Navios Containers being substantially different from the former carrying values of those assets. The purchase price allocation is subject to refinement as Navios Partners completes the valuation of the assets acquired and liabilities assumed. The assets and liabilities and results of operations of Navios Containers will be included in Navios Partners’ consolidated results of operations from and only for periods subsequent to the completion of the acquisition.

Listing of Navios Partners Common Units to be Issued in the Merger

Navios Partners expects to obtain approval to list the Navios Partners Common Units to be issued pursuant to the Merger Agreement on the NYSE, which approval is a condition to the closing of the Merger.

Delisting and Deregistration of Navios Containers Common Units

Navios Containers Common Units currently trade on Nasdaq under the symbol “NMCI.” When the Merger is completed, the Navios Containers Common Units currently listed on Nasdaq will cease to be listed on Nasdaq and will be deregistered under the Exchange Act, and Navios Containers will cease filing reports with the SEC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the Merger. The pro forma condensed combined financial information for the nine months ended September 30, 2020 and for the year ended December 31, 2019 have been derived from (i) the historical consolidated financial statements of Navios Partners and Navios Containers, and (ii) applying to them transaction accounting adjustments based upon assumptions that management believes to be reasonable and which are described in the footnotes included hereto. The unaudited pro forma condensed combined balance sheet is presented as if the Merger had occurred on September 30, 2020. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the nine month period ended September 30, 2020 are presented as if the Merger had occurred on January 1, 2019. We refer to the Unaudited Pro Forma Condensed Balance Sheet and the Unaudited Pro Forma Condensed Statement of Operations together as the “unaudited pro forma financial information.”

Navios Partners and Navios Containers Merger

On December 31, 2020, Navios Partners and Navios Containers entered into the Merger Agreement. Under the terms of the Merger Agreement, Merger Sub, a wholly owned subsidiary of Navios Partners, will merge with and into Navios Containers with Navios Containers surviving as a wholly owned subsidiary of Navios Partners. Each outstanding Navios Containers Public Unit will be cancelled and automatically converted into the right to receive 0.39 of a Navios Partners Common Unit at the effective time of the Merger.

Basis of Presentation

The unaudited pro forma condensed combined financial statements reflect the application of pro forma adjustments that are preliminary (such as fair values of vessels, intangibles, debt, non-recurring gains and transaction costs) and are based upon available information as of the date of this proxy statement/prospectus and certain assumptions, described in the accompanying notes hereto, that management believes are reasonable under the circumstances. The fair value calculations of the assets acquired and liabilities assumed are in process and will not be completed until subsequent to the closing of the Merger. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements have been prepared by management and are not necessarily indicative of the financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated above, nor is it meant to be indicative of any anticipated financial position or future results of operations that Navios Partners or Navios Containers will experience going forward. In addition, the accompanying unaudited pro forma condensed combined statement of operations does not reflect any expected cost savings on restructuring actions that Navios Partners or Navios Containers may incur or generate. The acquisition of Navios Containers will be accounted for as a business combination and will reflect the application of acquisition accounting in accordance with Accounting Standards Codification ASC 805, Business Combinations.

The unaudited pro forma financial information is based upon, has been derived from and should be read in conjunction with, the audited historical consolidated financial statements of Navios Partners for the fiscal year ended December 31, 2019 filed on Form 20-F, as filed with the SEC on April 1, 2020, the audited historical consolidated financial statements of Navios Containers for the fiscal year ended December 31, 2019 filed on Form 20-F, as filed with the SEC on March 18, 2020, the unaudited historical condensed consolidated financial statements of Navios Partners for the three and nine month periods ended September 30, 2020 filed on Form 6-K, as filed with the SEC on November 18, 2020, and the unaudited historical condensed consolidated financial statements of Navios Containers for the three and nine month periods ended September 30, 2020 filed on Form 6-K, as filed with the SEC on November 12, 2020, (in each case, prepared in accordance with U.S. GAAP), each of which is incorporated by reference herein, as well as the information set forth in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2020

(In thousands of U.S. dollars)

	Navios Partners	Navios Containers	Transaction Accounting Adjustments	Notes		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$22,637	$8,293	$—			$30,930
Restricted cash	7,978	—	—			7,978
Accounts receivable, net	11,595	3,584	—			15,179
Due from related parties, short term	10,000	1,328	—			11,328
Prepaid expenses and other current assets	13,746	4,711	—			18,457
Notes receivable	1,181	—	—			1,181

Total current assets	67,137	17,916	—			85,053

Vessels, net	1,122,535	387,201	131,799		(1)	1,641,535
Other long-term assets	18,590	1,557	(458)		(1)	19,689
Deferred dry dock and special survey costs, net	40,116	19,701	(19,701)		(1)	40,116
Due from related parties, long term	—	8,436	—			8,436
Investment in affiliates	25,611	—	(116,698)		(2)	—
			91,087		(1)	—
Favorable lease assets	2,292	—	—			2,292
Notes receivable, net of current portion	7,896	—	—			7,896
Operating lease assets	13,538	—	—			13,538

Total non-current assets	1,230,578	416,895	86,029			1,733,502

Total assets	$1,297,715	$434,811	$86,029			$1,818,555

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$6,533	$2,477	$—	$		9,010
Accrued expenses	6,728	883	3,500		(1)	11,111
Deferred revenue	4,074	1,208	—			5,282
Operating lease liabilities, current portion	1,141	—	—			1,141
Current portion of financial liabilities, net	6,153	21,999	920		(1)	29,072
Current portion of long-term debt, net	198,484	10,591	380		(1)	209,455
Amounts due to related parties	40,338	—	—			40,338
Payable to affiliated companies	13,622	—	—			13,622

Total current liabilities	277,073	37,158	4,800			319,031

Unfavorable lease liabilities	—	—	93,945		(1)	93,945
Operating lease liabilities, net	12,288	—	—			12,288
Long-term financial liabilities, net	58,110	159,865	2,271		(1)	220,246
Long-term debt, net	242,925	47,771	490		(1)	291,186
Deferred revenue	2,469	—	—			2,469

Total non-current liabilities	315,792	207,636	96,706			620,134

Total liabilities	$592,865	$244,794	$101,506			$939,165

Commitments and contingencies	—	—	—			—
Partners’ capital
			10,134		(1)	879,390
			(116,698)		(2)
			91,087		(1)

Total Partners’ capital:	704,850	190,017	(15,477)			879,390

Total liabilities and stockholders’ equity	$1,297,715	$434,811	$86,029			$1,818,555

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine month period ended September 30, 2020

(In thousands of U.S. dollars, except unit data)

	Navios Partners	Navios Containers	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue	$157,538	$95,432	$—		$252,970
Time charter and voyage expenses	(8,647)	(5,689)	—		(14,336)
Direct vessel expenses	(7,670)	(3,994)	—		(11,664)
Vessel operating expenses (management fees entirely through related parties transactions)	(68,424)	(51,765)	—		(120,189)
General and administrative expenses	(15,844)	(7,576)	—		(23,420)
Depreciation and amortization	(41,453)	(14,017)	17,390	(1)	(38,080)
Vessels impairment loss	(8,580)	—	—		(8,580)
Impairment of receivable in affiliated company	(6,900)	—	—		(6,900)
Interest expense and finance cost, net	(18,636)	(10,983)	2,009	(1)	(27,610)
Interest income	514	—	—		514
Other income	2,344	550	—		2,894
Other expense	(3,202)	(138)	—		(3,340)
Equity in net (loss)/ earnings of affiliated companies	586	—	(586)	(2)	—

Net (loss)/income	$(18,374)	$1,820	$18,813		$2,259

Net (loss)/income attributable to Common unitholders	$(18,009)				$2,214
Pro forma basic and diluted (loss)/income per unit attributable to common unitholders	$(1.65)				$0.12
Pro forma basic and diluted weighted average common units	10,885,350			(3)	19,018,137

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2019

(In thousands of U.S. dollars, except unit data)

	Navios Partners	Navios Containers	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue	$219,379	$141,532	$—		$360,911
Time charter and voyage expenses	(12,331)	(5,754)	—		(18,085)
Direct vessel expenses	(6,985)	(4,077)	—		(11,062)
Vessel operating expenses (management fees entirely through related party transactions)	(68,188)	(65,638)	—		(133,826)
General and administrative expenses	(20,984)	(10,223)	(3,500)	(1)	(34,707)
Depreciation and amortization	(53,255)	(28,647)	59,905	(1)	(21,997)
Vessels impairment loss	(36,680)	—	—		(36,680)
Interest expense and finance cost, net	(45,254)	(16,846)	1,943	(1)	(60,157)
Interest income	6,172	—	—		6,172
Bargain purchase gain	—	—	61,929	(1)	61,929
Other income	1,053	603	—		1,656
Other expense	(4,990)	(3,443)	—		(8,433)
Equity in net (loss)/ earnings of affiliated companies	(40,071)	—	65,095	(2)	25,024

Net (loss)/ income	$(62,134)	$7,507	$185,372		$130,745

Net (loss)/income attributable to Common unitholders	$(60,899)				$128,130
Pro forma basic and diluted (loss)/income per unit attributable to common unitholders	$(5.62)				$6.76
Pro forma basic and diluted weighted average common units	10,830,959			(3)	18,963,746

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Fair Value of Consideration

For the purpose of the preparation of the unaudited pro forma condensed combined financial statements, it has been assumed that all of the holders of Navios Containers Public Units will exchange their Navios Containers Public Units for Merger Consideration.

The preliminary fair value estimate of purchase consideration of $141,722 was calculated based on the closing stock price of Navios Partners Common Units on December 31, 2020 of $11.20 and represents the fair value of 100% of the conversion of the outstanding units of Navios Containers of 32,445,577 at an exchange rate of 0.39.

The preliminary estimate of the consideration reflected in the unaudited pro forma financial information does not purport to represent the actual consideration to be transferred upon closing of the Merger. In accordance with GAAP, the fair value of Navios Partners Common Units to be issued as part of the consideration transferred in connection with the Merger will be measured on the completion date of the exchange of units at the then-current market price of Navios Partners Common Units. This requirement will likely result in a consideration different from the amount assumed in the unaudited pro forma financial information. A change of 5% per share in the price of Navios Partners Common Units would increase or decrease the consideration by approximately $4.6 million, which would be reflected in the unaudited pro forma financial information as a decrease or increase to negative goodwill, respectively.

Transaction Accounting Adjustments

In May 2020, the SEC adopted Release No. 33-10786 entitled “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” or the Final Rule. The Final Rule was effective on January 1, 2021 and the unaudited pro forma condensed combined financial information herein is presented in accordance therewith.

Adjustments included in the column under the heading “Transaction Accounting Adjustments” are solely based on information contained within the Merger Agreement. Transaction Accounting Adjustments are required adjustments that reflect only the application of required accounting to the transaction linking the effects of the acquisition of Navios Containers to the historical financial information of Navios Partners.

(1)

Pro forma adjustments are necessary to reflect the acquisition consideration exchanged and to adjust amounts related to tangible assets and liabilities of Navios Containers to reflect the preliminary assessment of the fair value of the assets to be acquired and liabilities to be assumed and is based upon reasonable estimates that are subject to revision as additional information becomes available. The preliminary fair values, as well as their incremental effects, are as follows:

	Carrying Value as of September 30, 2020	Pro Forma Estimated Fair Value	Pro Forma Fair Value Adjustment
	(In thousands of U.S. dollars)
Vessels, including deferred drydock and special survey costs, net	$406,902	$519,000	$(112,098)
Unfavorable lease liabilities	—	(93,945)	93,945
Net working capital	23,341	22,883	458
Debt	(244,287)	(244,287)	—
Debt discount	1,597	—	1,597
Deferred finance costs	2,464	—	2,464

Net assets	$190,017	$203,651	$(13,634)

Fair value of consideration		141,722

Bargain purchase gain		$61,929

Vessels: Represents the preliminary fair value adjustment to bring the carrying value of the vessels to their fair value as well as their respective incremental depreciation. Deferred dry docking and special survey costs of Navios Containers have been eliminated. The useful lives used to calculate the incremental depreciation are consistent with the useful lives used in the financial statements of the acquirer and the remaining useful lives which range from 15 to 20 years.

Unfavorable Lease Liabilities: Represents the preliminary fair value adjustment to bring the carrying value of the favorable and unfavorable lease liabilities to their fair values as well as their respective incremental amortization. The useful lives used to calculate the incremental amortization are consistent with the lease terms of the underlying charter contracts and the remaining lives of the lease terms which range from 0.1 to 5.3 years.

Net Working Capital: Net working capital consists of the historical Navios Containers balances of cash and cash equivalents, other long-term assets, accounts receivable, due from related parties current and non-current, prepaid expenses and other current assets, accounts payable, prepaid revenue and accrued expenses. The straight line of leases has been eliminated. The carrying value of all other working capital items are assumed to approximate fair value.

Transaction Costs: Reflects an accrual for estimated transaction expenses of $3,500 in the unaudited pro forma condensed combined Balance Sheet and the unaudited pro forma condensed combined Statement of Operations for the year ended December 31, 2019. These transaction costs are one-time non-recurring expenses directly associated with the Merger.

Debt: Represents the preliminary fair value of the debt. The outstanding balance of the floating rate debt approximates its fair value as estimated based on currently available debt with similar contract terms, interest rate and remaining maturity, as well as taking into account Navios Partners’ creditworthiness. The debt discount and the deferred finance costs related to Navios Containers are eliminated. In addition, the income statement reflects the adjustments to amortization expense of $1,943 and $2,009 for the year ended December 31, 2019 and the nine-month period ended September 30, 2020, respectively, had the fair value of debt discount and deferred financing costs been eliminated as of January 1, 2019.

Bargain Purchase Gain: The estimated fair value of the net assets exceeds the fair value of the consideration in the Merger. As the unaudited pro forma condensed combined financial information assumes the Merger occurred as of January 1, 2019, this gain has been recorded as a transaction accounting adjustment for the year ended December 31, 2019. This bargain purchase gain will not affect the Navios Partners statement of operations beyond 12 months after the closing of the Merger.

(2)

Represents the elimination of the equity method investment held by Navios Partners in Navios Containers and the earnings and the gain to be recognized at the date of the controlling interest is acquired. Upon closing of the Merger, Navios Partners will acquire the remaining 64.3% equity interest of Navios Containers and, in accordance with ASC 805-10-25-10, Navios Partners’ previously held equity interest of 35.7% should be remeasured to fair value at the date the controlling interest is acquired. The fair value of 100% of Navios Containers was estimated based on the fair value of consideration exchanged. The difference between the carrying value and the estimated fair value of the previously held equity interest will be recognized as a gain in the statement of operations. The difference between the carrying value and the estimated fair value of the 35.7% of the consideration exchanged results in a gain of $25,024 and has been calculated as follows:

Historical value of the 35.7% equity method investment in Navios Containers as of September 30, 2020	$25,611
Estimated fair value of 35.7% of Navios Containers equity	(50,635)

Estimated gain on equity method investment upon obtaining control	$(25,024)

The gain on the equity method investment is reflected in the pro forma statement of operations for the year ended December 31, 2019, as the Merger is assumed to have occurred on January 1, 2019 for purposes of the unaudited pro forma condensed combined financial information. This equity method gain will not affect the Navios Partners statement of operations beyond 12 months after the closing of the Merger.

(3)

The calculation of the pro forma basic and diluted earnings per share attributable to the holders of Navios Partners Common Units is based on: (i) the closing share price of Navios Partners Common Units of $11.20 on December 31, 2020, and (ii) the Exchange Ratio for Navios Containers Public Units.

	For the nine month period ended September 30, 2020	For the year ended December 31, 2019
Numerator:
Pro forma net income	$2,259	$130,745

Net income attributable to common unit holders (basic and diluted)	$2,214	$128,130

Denominator:
Weighted average units outstanding	10,885,350	10,830,959
Units issued as consideration for the Merger	8,132,787	8,132,787
Denominator for basic and diluted net income per unit:
Pro forma weighted average units	19,018,137	18,963,746
Net income per unit, basic and diluted	$0.12	$6.76

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Navios Containers Common Units. References to the Merger in this discussion include the Optional Second Merger, if consummated. This discussion applies only to U.S. holders who hold their Navios Containers Common Units as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, judicial interpretations thereof and administrative authorities, rulings and decisions, each as in effect as the date of this proxy statement/prospectus, and all of which are subject to change or differing interpretations, possibly with retroactive effect, any of which changes could affect the accuracy of this discussion. This discussion assumes that the Merger will be completed in accordance with the Merger Agreement and as further described in this proxy/prospectus. This discussion is not a complete description of all of the tax consequences of the Merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders of Navios Containers Common Units in light of their particular facts and circumstances and does not apply to U.S. holders of Navios Containers Common Units that are subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions, dealers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, mutual funds, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations (and investors therein), retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, controlled foreign corporations, passive foreign investment companies, U.S. holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, U.S. holders having a functional currency other than the U.S. dollar, and U.S. holders who hold their Navios Containers Common Units as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction). In addition, this discussion does not address the consequences of the Merger to U.S. holders of Navios Containers Common Units who actually or constructively own 5% or more by vote or value of Navios Containers Common Units (immediately prior to the Merger) or of Navios Partners Common Units (immediately after the Merger), U.S. holders who acquired their Navios Containers Common Units through the exercise of an employee option or otherwise as compensation or through a tax-qualified retirement plan, and any holder that is not a U.S. holder (as defined below). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or non-U.S. tax laws.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Navios Containers Common Units, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. An entity or arrangement treated as a partnership for U.S. federal income tax purposes and any partners in such partnership should consult their own tax advisors regarding the tax consequences of the Merger to them.

ALL U.S. HOLDERS OF NAVIOS CONTAINERS COMMON UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Navios Containers Common Units that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Navios Containers Common Units

It is intended that, for U.S. federal income tax purposes, the Merger, together with the Optional Second Merger, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Section 367(a) of the Code should not cause Navios Partners to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of Navios Containers Common Units that is a United States person and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Navios Partners immediately following the Merger). Under the terms of the Merger Agreement, Navios Partners and Navios Containers have agreed to use reasonable efforts to obtain an opinion of Fried, Frank, Harris, Shriver, and Jacobson LLP, dated as of the Closing Date, substantially to the effect that the Merger should qualify for the Intended Tax Treatment. However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel to the effect that the Merger should qualify for the Intended Tax Treatment. Moreover, Fried, Frank, Harris, Shriver, and Jacobson LLP’s ability to provide its opinion may depend on whether the Optional Second Merger is consummated. In addition, neither Navios Containers nor Navios Partners intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge.

If the Merger fails to qualify for the Intended Tax Treatment, a U.S. holder of Navios Containers Common Units would recognize gain (but may not be able to recognize loss) in an amount equal to the excess, if any, of the fair market value of the Navios Partners Common Units received by such holder in the Merger over such holder’s tax basis in the Navios Containers Common Units surrendered. Gain must be calculated separately for each block of Navios Containers Common Units exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain so recognized generally would be long-term capital gain if the U.S. holder’s holding period in a particular block of Navios Containers Common Units exceeds one year at the Effective Time. Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s holding period in Navios Partners Common Units received in the Merger would begin on the day following the Merger. In addition, a U.S. holder generally would be subject to information reporting and would, under certain circumstances, be subject to backup withholding (currently at a rate of 24%) with respect to the Navios Partners Common Units received in the Merger, unless such holder properly establishes an exemption or provides, on a properly completed IRS Form W-9, its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

The remainder of this discussion assumes that the Merger, together with the Optional Second Merger, should qualify for the Intended Tax Treatment.

A U.S. holder receiving Navios Partners Common Units in exchange for Navios Containers Common Units pursuant to the Merger should not recognize any gain or loss.

The U.S. holder’s aggregate tax basis in the Navios Partners Common Units received in the Merger should be equal to the U.S. holder’s aggregate tax basis in the Navios Containers Common Units surrendered, and the U.S. holder’s holding period for the Navios Partners Common Units received in the Merger should include the U.S. holder’s holding period of the Navios Containers Common Units surrendered.

Where a U.S. holder acquired different blocks of Navios Containers Common Units at different times and at different prices, such U.S. holder’s tax basis and holding period of such Navios Containers Common Units should be determined with reference to each block of Navios Containers Common Units.

Notwithstanding the above, although Navios Containers does not believe it is currently a “passive foreign investment company” within the meaning of Section 1297 of the Code for U.S. federal income tax purposes, if Navios Containers is now or previously was for any year a PFIC, the Merger may be taxable to U.S. Holders of Navios Containers Common Units who owned equity interests in Navios Containers while Navios Containers was a PFIC even if the Merger is treated as a reorganization. U.S. Holders of Navios Containers Common Units who believe they may have held equity interests of Navios Containers while it was a PFIC are urged to consult with their own tax advisors regarding the consequences to them of the Merger.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. You should read the Merger Agreement because it, and not this proxy statement/prospectus, is the legal document that governs the terms of the Merger.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures.

The Merger Agreement and the summary of its terms in this proxy statement/prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made by the parties thereto only for the purposes of the Merger Agreement and were qualified and subject to certain limitations and exceptions agreed to by the parties thereto in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to unitholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated into this proxy statement/prospectus.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated into this proxy statement/prospectus.

Navios Containers and Navios Partners will provide additional disclosure in their public reports to the extent they become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the Merger Agreement and will update such disclosure as required by the federal securities laws.

Structure of the Merger

Under the terms of the Merger Agreement, Merger Sub will merge with and into Navios Containers and each Navios Containers Public Unit will be converted into the right to receive 0.39 of a Navios Partners Common Unit. In addition, the Navios Containers General Partner Unit will be automatically transferred to Navios Partners or a subsidiary of Navios Partners for consideration consisting of one Navios Partners Common Unit. As a result of the Merger, the separate existence of Merger Sub will cease and Navios Containers and its subsidiaries will become wholly-owned subsidiaries of Navios Partners. Following the Merger, (i) Navios Partners will hold all of the outstanding Navios Containers Common Units and (ii) Navios Partners or a subsidiary of Navios Partners will hold the Navios Containers General Partner Unit.

When the Merger Becomes Effective

Navios Partners and Navios Containers will cause a certificate of merger to be executed and filed with the Office of the Registrar of Corporations of The Republic of the Marshall Islands on the third business day after the day on which the last condition to completing the Merger is satisfied or waived, or at such other time as Navios

Partners and Navios Containers may agree. The Merger will become effective at the time and on the date on which the certificate of merger is filed or at such later time and date on which the parties agree as specified in the certificate of merger.

Effect of the Merger

At the Effective Time:

•

Each Navios Containers Public Unit will be converted into the right to receive 0.39 of a Navios Partners Common Unit, and, at the Effective Time, each Navios Containers Public Unit will be cancelled and retired and will cease to exist;

•

The Navios Containers General Partner Unit will remain outstanding as a non-economic general partner interest in Navios Containers and will be automatically transferred to Navios Partners or a subsidiary of Navios Partners in exchange for consideration of one Navios Partners Common Unit;

•

The Navios Containers Common Units owned by Navios Containers or any of its subsidiaries immediately prior to the Effective Time will cease to be outstanding and will be cancelled and will cease to exist without consideration therefor;

•	The Navios Containers Common Units that are owned directly or indirectly by Navios Partners will re-main outstanding and shall be unaffected by the Merger; and

•

The limited liability company interest in Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into a number of common units of the surviving partnership equal to the number of Navios Containers Public Units.

For a description of the Navios Partners Common Units, and for a description of the comparative rights of holders of the Navios Partners Common Units and the Navios Containers Common Units, please read the sections entitled “Description of Navios Partners Common Units,” and “Comparison of Unitholder Rights.”

Exchange of Units; Fractional Units

Exchange Agent

Navios Partners appointed Continental Stock Transfer & Trust Company (the “exchange agent”) to act as exchange agent for the payment of the Merger Consideration and any dividends or distributions declared by Navios Partners on the Navios Partners Common Units with a record date after the Effective Time and a payment due on or before the date the holder of Navios Containers Public Units surrendered its Navios Containers Public Units.

At or prior to the Effective Time, Navios Partners will (i) reserve with the exchange agent the Navios Partners Common Units to be issued in the Merger and (ii) authorize the exchange agent to exchange Navios Containers Public Units as described above under the section entitled “The Merger Agreement—Effect of the Merger.” Navios Partners will deposit with the exchange agent cash as and when necessary to pay any dividends or distributions as described above. Navios Partners will pay all costs and fees of the exchange agent and all expenses associated with the exchange process.

After the Effective Time, there will be no further transfers on the records of Navios Containers or its transfer agent of Navios Containers Common Units. If Navios Containers Common Units are presented to Navios Containers or its transfer agent for transfer after the Effective Time, they will be cancelled against delivery of Navios Partners Common Units and unpaid distributions.

Exchange of Units

Holders of Navios Containers Public Units who deliver a properly completed and signed transmittal letter and any other documents required by the instructions to the transmittal letter to the exchange agent, together with their Navios Containers Public Unit certificates (if any), will be entitled to receive, after giving effect to any required tax withholding:

•

the number of whole units of Navios Partners Common Units to which such holder is entitled in accordance with the Merger Agreement and as described above under the section entitled “The Merger Agreement—Effect of the Merger”; and

•

any cash distributions declared by Navios Partners on the Navios Partners Common Units with a record date after the Effective Time and a payment due on or before the date the holder of Navios Containers Public Units surrendered its Navios Containers Public Units.

Fractional Units

No fractional units shall be issued in the Merger. Each holder of Navios Containers Public Units who would otherwise have been entitled to receive a fractional unit of Navios Partners Common Units in the Merger (after taking into account all Navios Containers Public Units held by such holder immediately prior to the Effective Time) of 0.5 or above shall receive in the Merger, in lieu of such fractional unit, a full Navios Partners Common Unit, and each holder of Navios Containers Public Units who would otherwise have been entitled to receive a fractional unit of Navios Partners Common Units (after taking into account all Navios Containers Public Units held by such holder immediately prior to the Effective Time) of less than 0.5 shall receive no consideration for such fractional unit, which shall be forfeited.

Conditions to the Merger

The obligation of the parties to the Merger Agreement to complete the Merger is subject to the satisfaction or waiver of certain conditions, including, among others:

•	the receipt of the Unitholders Approval;

•	this proxy statement/prospectus having been declared effective by the SEC and its continued effectiveness thereof;

•	the absence of any decree, order, injunction, law or impediment prohibiting the transactions contemplated by the Merger Agreement; and

•	the approval of the listing on the NYSE, subject to official notice of issuance, of the Navios Partners Common Units to be issued in the Merger.

The parties’ obligations are also separately subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of the other party relating to organization and existence, authorization to enter into the Merger Agreement and to complete the transactions contemplated thereby and capitalization shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•

the representations and warranties of the other party relating to all other matters (other than organization and existence, authorization to enter into the Merger Agreement and to complete the transactions contemplated thereby, capitalization and “no adverse changes”) shall be true and correct (without regard to any materiality, material adverse effect and similar qualifiers therein) as of the closing of the Merger, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a material adverse effect;

•	the representation and warranty relating to “no adverse changes” shall be true and correct as of the Closing Date as if made on the date thereof; and

•

the other party shall have performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement prior to the Closing Date that have materiality, material adverse effect or similar qualifiers, and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under the Merger Agreement prior to the Closing Date that are not so qualified.

Representations and Warranties

The Merger Agreement contains generally reciprocal representations and warranties by each of the parties to the Merger Agreement, many of which provide that the representation and warranty does not extend to matters where the failure of the representation and warranty to be accurate would not result in a material adverse effect on the party making the representation and warranty. These representations and warranties concern, among other things:

•	organization and existence;

•	authority and approval to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	absence of defaults, breaches and other conflicts caused by entering into the Merger Agreement and completing the Merger;

•	capitalization and ownership of limited partnership interests and other equity interests;

•	reports filed with the SEC and internal controls;

•	accuracy of financial statements and absence of undisclosed liabilities;

•	absence of litigation and violations of laws and regulations;

•	absence of changes that would have a material adverse effect;

•	tax matters;

•	compliance with applicable licenses and permits;

•	material contracts and agreements;

•	insurance matters;

•	condition of assets;

•	U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”);

•	brokerage arrangements;

•	opinion of financial advisor; and

•	accuracy of information in this proxy statement/prospectus.

For purposes of the Merger Agreement, “material adverse effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of Navios Containers and its subsidiaries, taken as a whole, on the one hand, or on Navios Partners and its subsidiaries, taken as a whole, on the other hand; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a material adverse effect: (a) changes, effects, events or occurrences affecting the markets or geographic locations in which such party operates, (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debit, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, including any event, fact, condition or circumstance from COVID-19 or the worsening thereof, (d) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby, (e) changes in any laws applicable to such party or in accounting regulations or principles or the interpretation thereof that materially affects the Merger Agreement or the transactions contemplated thereby, (f) such party taking any action required or contemplated by the Merger Agreement, (g) any change in the market price or trading volume of the equity securities of such party, (h) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids and other similar commodities, (i) any failure of such party to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period, or, in the case of a material adverse effect in respect of Navios Partners or Merger Sub, or (j) changes, effects, events or occurrences at Navios Containers or any of its subsidiaries; provided that, in the case of clauses (a), (b), (c), (e) and (h), the adverse impact on such party, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of such party to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby.

Covenants and Other Agreements

Prior to the closing of the Merger, the parties have agreed to promptly notify the other party in writing of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions to the consummation of the Merger not being satisfied, and (ii) any material breach by the notifying party of any covenant, obligation or agreement contained in the Merger Agreement. In addition, Navios Containers has agreed to, as promptly as practicable following the execution of the Merger Agreement, establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of obtaining the Unitholders Approval.

Prior to the closing of the Merger, the parties have agreed that, subject to specified exceptions or as consented to by the other party in writing, each party agrees to (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (iii) use commercially reasonable efforts to keep in full force and effect all material permits and all material insurance policies maintained by such party, other than changes to such policies made in the ordinary course of business.

Prior to the closing of the Merger and unless the other party consents in writing (which consent may not be unreasonably withheld, delayed or conditioned), and subject to certain specified exceptions, each party has generally agreed not to (and has agreed to cause their respective subsidiaries not to):

•	make any material change in the nature of its business and operations;

•

make any change in its governing documents in any manner that would reasonably be expected to (i) prohibit or materially impede or delay the Merger or the consummation of the other transactions contemplated thereby or (ii) adversely affect in a material way the rights of holders of its securities;

•

recommend, propose, announce, adopt or vote to adopt a plan or agreement of complete or partial dissolution or other reorganization or business combination transaction or agreement, in each case, that would reasonably be expected to (i) prevent or materially impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the transactions set forth in the Merger Agreement, or (ii) adversely affect in a material way the rights of holders of the securities of any party thereto;

•

declare, authorize, set aside or pay any dividend or distribution payable in cash or property in respect of the Navios Containers Common Units or the Navios Partners Common Units, other than in the case of Navios Partners, regular quarterly cash dividends or distributions in the ordinary course, consistent with past practice, in respect of the Navios Partners Common Units, which shall be no greater than $0.05 per Navios Partners Common Unit;

•

waive, release, assign, settle or compromise any claims, demands, lawsuits or proceedings seeking damages or an injunction or other equitable relief where such waivers, releases, assignments, settlements or compromises would, in the aggregate, have a material adverse effect;

•

issue, deliver or sell equity securities, or rights to acquire equity securities of such party, other than Navios Partners Common Units or options to acquire Navios Partners Common Units having a fair market value (as reasonably determined by the Navios Partners Board) not to exceed $25 million in the aggregate;

•	make any changes in financial accounting methods, principles or practices (or change an annual financial accounting period), except insofar as may be required by a change in GAAP or applicable law;

•

incur any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of such party, other than, (i) in the case of Navios Partners, any (A) indebtedness issued to refinance other indebtedness of Navios Partners or its subsidiaries, (B) additional indebtedness with a principal amount of up to 20% of the aggregate principal amount of the existing indebtedness of the Navios Partners and its subsidiaries in effect as of the date of the Merger Agreement, and (C) intercompany indebtedness between Navios Partners and its subsidiaries, and (ii) in the case of Navios Containers, any intercompany indebtedness between Navios Containers and its subsidiaries;

•

(i) make (other than consistent with past practice), change or revoke any material tax election, (ii) file any amended tax return with respect to any material tax, (iii) adopt (other than consistent with past practice) or change any method of tax accounting or tax accounting period or (iv) enter into any closing agreement to any material tax; or

•	agree, authorize or commit to do any of the foregoing.

Prior to the closing of the Merger, Navios Containers will not, without the prior written consent of Navios Partners, (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiring or any proposals that constitute or could reasonably be expected to lead to an Alternative Proposal, (ii) grant any waiver or release of any standstill or similar agreement with respect to any units of Navios Containers or of any of its subsidiaries or (iii) effect any Adverse Recommendation Change. Notwithstanding the first sentence of this paragraph, if at any time following the date of the Merger Agreement and prior to obtaining the Unitholders Approval, (A) Navios Containers has received a written Alternative Proposal that the Navios Containers Conflicts Committee believes is bona fide, (B) the Navios Containers Conflicts Committee, after consultation with its financial advisors and outside legal counsel, determines in good faith that (x) such Alternative Proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal and (y) failure to take such action would be inconsistent with its duties under applicable law, as modified by the Navios Containers Partnership Agreement, and (C) such Alternative Proposal did not result from a material breach of the Merger

Agreement, then at the direction of the Navios Containers Conflicts Committee, Navios Containers may (subject to certain exceptions and limitations) take certain actions to provide confidential information to, and participate in discussions or negotiations in connection with, the third party providing such Alternative Proposal.

Navios Containers will promptly advise Navios Partners, orally and in writing, and in no event later than 36 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Navios Containers in respect of any Alternative Proposal, indicating the identity of the person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts, among other things, and thereafter will shall promptly keep Navios Partners reasonably informed of all material developments.

At any time prior to obtaining the Unitholders Approval and under certain specified circumstances, the Navios Containers Conflicts Committee may terminate the Merger Agreement to enter into a definitive agreement for an Alternative Proposal or effect an Adverse Recommendation Change in response to an Alternative Proposal or a Changed Circumstance if the Navios Containers Conflicts Committee, after consultation by the Navios Containers Conflicts Committee with its outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its duties under applicable law, as modified by the partnership agreement of Navios Containers. See the section entitled “The Merger Agreement—Termination” below for additional information regarding such termination right.

The Merger Agreement contains additional agreements between the parties thereto including agreements regarding, among other things (and subject to certain exceptions and limitations):

•

(i) cooperating regarding the preparation of this proxy statement/prospectus, (ii) causing the Navios Partners Common Units issued in the Merger to be approved for trading on the NYSE and (iii) making all required filings under applicable state securities and “blue sky” laws, subject to certain exceptions;

•

using commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the Merger Agreement and (ii) defend any lawsuits or other proceedings challenging the Merger Agreement or the consummation of the transactions contemplated thereby or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated thereby;

•	making certain public announcements in connection with the Merger Agreement or the transaction contemplated thereby;

•	paying expenses incurred in connection with the Merger Agreement;

•	cooperating fully with respect to any filing, submission or communication with a governmental entity having jurisdiction over the Merger;

•	cooperating with respect to tax opinion matters;

•	participating in any defense or settlement with respect to securityholder litigation against Navios Containers, the Navios Containers Board or Navios Containers GP;

•

prior to the Effective Time, eliminating or revoking or diminishing the authority of the Navios Containers Conflicts Committee, or removing any director of the Navios Containers Board that is a member of the Navios Containers Conflicts Committee either as a member of such board or such committee without the affirmative vote of the members of the Navios Containers Board, including the affirmative vote of each of the other members of the Navios Containers Conflicts Committee; and

•

using reasonable best efforts to (i) cause the Navios Partners Common Units issued in the Merger to be approved for listing on the NYSE, and (ii) cause the delisting of the Navios Containers Common Units from Nasdaq as promptly as practicable following the closing of the Merger in compliance with applicable law.

The Merger Agreement provides that, at the request of Navios Containers or the election of Navios Partners, Navios Partners shall cause the surviving entity of the Merger, immediately after the Effective Time and as part of a plan of reorganization, to merge with and into a newly organized limited liability company or limited partnership, in each case that is treated as an entity disregarded as separate from Navios Partners (“Newco”), with Newco as the surviving entity (such merger, the “Optional Second Merger”). Navios Partners intends to elect to cause the Optional Second Merger to occur immediately after the Effective Time. However, the Optional Second Merger may not be consummated if it would reasonably be expected to impede or materially delay consummation of the Merger or adversely affect Navios Partners, Navios Containers, or any of their respective Subsidiaries. See “Material U.S. Federal Income Tax Consequences of the Merger” on page 73 for additional information.

Indemnification and Insurance

Subject to certain terms and conditions specified in the Merger Agreement, Navios Partners has agreed to:

•

honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) existing as of the date of the Merger Agreement in favor of certain past and present directors and officers of Navios Containers and its subsidiaries;

•

ensure that the governing documents of Navios Containers (or its successor entity), for a period of six years following the Effective Time, contain provisions substantially no less advantageous with respect to indemnification, advancement of expenses, elimination of liability and exculpation of their present and former directors, officers, employees and agents than are set forth in the governing documents of Navios Containers as of the date of the Merger Agreement; and

•

maintain officers’ and directors’ liability insurance covering certain past and present directors and officers of Navios Containers and its subsidiaries who are or were covered by the existing officers’ and directors’ liability insurance applicable to Navios Containers and its subsidiaries, as applicable, for a period of six years following the Effective Time, on terms substantially no less advantageous to such directors and officers, than such existing insurance.

Termination

Prior to the Effective Time, the Merger Agreement may be terminated:

•	by mutual written agreement of the parties thereto;

•	by either Navios Partners or Navios Containers, if:

•

the Merger is not consummated on or before the Outside Date, as long as the party seeking to terminate has not otherwise prevented the Merger from occurring by failing to perform or observe in any material respect its obligations under the Merger Agreement;

•

a governmental entity has issued a final and non-appealable order, decree or ruling or has taken any other action that permanently restrains, enjoins or otherwise prohibits the Merger, so long as the party seeking termination has complied with certain of its obligations under the Merger Agreement; or

•	the Unitholder Vote Down occurs;

•	by Navios Containers:

•

if Navios Partners or Merger Sub breaches any of their respective representations, warranties, covenants or agreements in the Merger Agreement or if any of their respective representations or warranties become untrue, resulting in a condition to the Merger not being satisfied, and such breach or failure cannot be cured, or is not cured, prior to the Outside Date, provided that Navios Containers is not likewise in breach of the Merger Agreement; or

•

prior to the receipt of the Unitholders Approval, in order to enter into a definitive agreement for a Superior Proposal (provided that Navios Containers simultaneously pays the Termination Fee to Navios Partners); or

•	by Navios Partners:

•

if Navios Containers breaches or fails to perform any of its representations, warranties, covenants or agreements in the Merger Agreement or if any of its representations or warranties become untrue, resulting in a condition to the Merger not being satisfied, and such breach or failure cannot be cured, or is not cured, prior to the Outside Date, provided that Navios Partners is not likewise in breach of the Merger Agreement; or

•	prior to the receipt of the Unitholders Approval, if an Adverse Recommendation Change shall have occurred.

Upon termination of the Merger Agreement, Navios Containers will be required to pay Navios Partners the Termination Fee under specified circumstances, including if the Merger Agreement is terminated by:

•	Navios Partners or Navios Containers:

•

if the Unitholder Vote Down has occurred, an Alternative Proposal was publicly proposed or announced prior to the Special Meeting, such Alternative Proposal was not withdrawn prior to the Special Meeting and Navios Containers enters into a definitive agreement to consummate, or consummates, an Alternative Proposal within 12 months of the termination date; or

•	if the Unitholder Vote Down and an Adverse Recommendation Change has occurred;

•	Navios Partners because an Adverse Recommendation Change has occurred; or

•	Navios Containers to accept and enter into an agreement with respect to a Superior Proposal.

In addition, upon termination of the Merger Agreement in connection with a material breach by Navios Partners or Navios Containers (as applicable), the other party will be entitled to reimbursement of its expenses not to exceed $1.0 million, and if the Special Meeting is held and the Unitholders Approval is not obtained, Navios Partners will be entitled to reimbursement of its expenses by Navios Containers in an amount not to exceed $1.0 million.

Amendment and Waiver

Subject to compliance with applicable law, prior to the closing of the Merger, any provision of the Merger Agreement may be (i) consented to or waived in writing by the party benefited by the provision or (ii) amended or modified at any time by an agreement in writing by the parties to the Merger Agreement; provided, however, that, in addition to any other approvals required by Navios Containers’ constituent documents or under the Merger Agreement, the foregoing consents, waivers, amendments or modifications in clauses (i) and (ii), and any decision or determination by Navios Containers under the Merger Agreement (including, for the avoidance of doubt, any decision or determination by Navios Containers to (a) terminate the Merger Agreement or (b) enforce the Merger Agreement), must be approved by, in the case of consents, waivers, amendments or modifications, or such decisions or determinations, by the Navios Containers Conflicts Committee.

Certain Merger Agreement Definitions

For purposes of the summary of the Merger Agreement contained in this section entitled “The Merger Agreement,” the following terms have the following meanings:

“Adverse Recommendation Change” means (i) the entry by Navios Containers into any merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an Alternative Proposal or (ii) any action of the Navios Containers Board and the Navios Containers Conflicts Committee to withdraw, modify or qualify, or propose to publicly to withdraw, modify or qualify, in a manner adverse to Navios Partners, the recommendation of the Navios Containers Conflicts Committee or the recommendation of the Navios Containers Board or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any Alternative Proposal.

“Alternative Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of Navios Containers and its subsidiaries (including securities of its subsidiaries) equal to 25% or more of Navios Containers’ consolidated assets or to which 25% or more of Navios Containers’ revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 of the Exchange Act) of 25% or more of the outstanding equity securities of Navios Containers, (iii) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 25% or more of the outstanding equity securities of Navios Containers or (iv) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction (whether in a single transaction or a series of related transactions) involving Navios Containers that is structured to permit such Person or group to acquire beneficial ownership of 25% or more of Navios Containers’ consolidated assets or outstanding equity interests; in each case, other than the transactions contemplated by the Merger Agreement.

“Changed Circumstance” means a material event, circumstance, effect, condition, change or development, in each case that arises or occurs after the date of the Merger Agreement and was not, prior to the date of the Merger Agreement, known to or reasonably foreseeable by the Navios Containers Conflicts Committee and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by (or to be refrained from being taken by) Navios Containers pursuant to the Merger Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute a Changed Circumstance: (i) any event, fact, development or occurrence that involves or relates to an Alternative Proposal or any inquiry or communications or matters relating thereto, (ii) any change in the price, or change in trading volume, of the Navios Containers Common Units or the fact that Navios Containers meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the exception in this clause (ii) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether a Changed Circumstance has occurred), or (iii) any change in the price, or change in trading volume, of the Navios Partners Common Units.

“Superior Proposal” means a bona fide unsolicited written Alternative Proposal (except that references to “25%” within the definition of “Alternative Proposal” shall be replaced by “50%”), obtained after the date of the Merger Agreement and not in breach of the Merger Agreement (other than an immaterial breach), which is on terms and conditions that the Navios Containers Conflicts Committee determines in good faith to be (i) reasonably capable of being consummated in accordance with its terms, taking into account legal, regulatory, financial, financing and timing aspects of the proposal, and (ii) if consummated, more favorable to the holders of Navios Containers Common Units (in their capacity as holders of Navios Containers Common Units) from a financial point of view than the transactions contemplated hereby, taking into account at the time of determination any changes to the terms of the Merger Agreement that as of that time had been committed to by Navios Partners in writing.

“Termination Fee” means $3,705,000 less any expenses previously reimbursed to Navios Partners by Navios Containers in accordance with the terms of the Merger Agreement.

RELATED PARTY TRANSACTIONS

Navios Partners and Navios Containers and their respective affiliates have engaged in certain related party transactions. The disclosures contained in “Item 7. Major Unitholders and Related Party Transaction—B. Related Party Transactions” of Navios Partners’ annual report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 1, 2020, and “Item 7. Major Unitholders and Related Party Transaction—B. Related Party Transactions” of Navios Containers’ annual report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 18, 2020, are incorporated by reference into this proxy statement/prospectus.

The information incorporated by reference into this proxy statement/prospectus should be read in conjunction with the other information in this proxy statement/prospectus, including the section entitled “The Merger—Navios Partners’ Ownership Interest in Navios Containers.”

DESCRIPTION OF NAVIOS PARTNERS COMMON UNITS

The Units

The Navios Partners Common Units represent limited partner interests in Navios Partners. The holders of Navios Partners Common Units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under Navios Partners’ Partnership Agreement (defined below).

For a description of the rights and privileges of limited partners under the Navios Partners Partnership Agreement, including voting rights, please read “The Partnership Agreement” in the prospectus, dated November 12, 2007, included in our registration statement on Form F-1, as amended, initially filed with the SEC on October 26, 2007, as most recently amended by the Navios Partners Fourth Amended and Restated Agreement of Limited Partnership (the “Navios Partners Partnership Agreement”), which was filed as an exhibit to Navios Partners’ Form 20-F for the year ended December 31, 2017, filed with the SEC on April 4, 2018.

Cash Distribution Policy

General: Limitations on Cash Distributions and Navios Partners’ Ability to Change its Cash Distribution Policy

There is no guarantee that holders of Navios Partners Common Units will continue to receive quarterly distributions from it. Beginning with the quarter ending December 31, 2015, the Navios Partners Board elected to suspend distributions on the Navios Partners Common Units in order to preserve cash and improve liquidity. In March 2018, the Navios Partners Board announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. In July 2020, Navios Partners amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 annually.

Navios Partners’ distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Holders of Navios Partners Common Units have no contractual or other legal right to receive distributions other than the obligation under the Navios Partners Partnership Agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of the Navios Partners Board to establish reserves and other limitations.

•

While the Navios Partners Partnership Agreement requires Navios Partners to distribute all of its available cash, the Navios Partners Partnership Agreement, including provisions requiring Navios Partners to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, the Navios Partners Partnership Agreement could not have been amended without the approval of non-affiliated common unitholders, however, the Navios Partners Partnership Agreement can be amended with the approval of a majority of the outstanding common units now that the subordination period has ended. Upon the closing of the initial public offering of the Navios Partners Common Units, Navios Holdings did not own any of the outstanding Navios Partners Common Units and owned 100.0% of Navios Partners’ outstanding subordinated units.

•

Even if Navios Partners’ cash distribution policy is not modified or revoked, the amount of distributions it pays under its cash distribution policy and the decision to make any distribution is determined by the Navios Partners Board, taking into consideration the terms of the Navios Partners Partnership Agreement.

•	Under Section 51 of the Marshall Islands Act, Navios Partners may not make a distribution to its unitholders if the distribution would cause its liabilities to exceed the fair value of its assets.

•

Navios Partners may lack sufficient cash to pay distributions to its unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•

Navios Partners’ distribution policy is affected by restrictions on distributions under its credit facilities or other debt instruments. Specifically, Navios Partners’ credit facilities contain material financial tests that must be satisfied, and Navios Partners will not pay any distributions that will cause it to violate its credit facilities or other debt instruments. Should Navios Partners be unable to satisfy these restrictions included in its credit facilities or if it is otherwise in default under its credit facilities, its ability to make cash distributions to unitholders, notwithstanding its cash distribution policy, would be materially adversely affected.

•

If Navios Partners make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. Navios Partners does not anticipate that it will make any distributions from capital surplus.

Navios Partners’ ability to make distributions to its unitholders depends on the performance of its subsidiaries and their ability to distribute funds to Navios Partners. The ability of Navios Partners’ subsidiaries to make distributions to it may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that Navios Partners will pay the quarterly distribution on the Navios Partners Common Units in any quarter. The amount of distributions paid under its policy and the decision to make any distribution is determined by the Navios Partners Board, taking into consideration the terms of the Navios Partners Partnership Agreement. Navios Partners is prohibited from making any distributions to unitholders if such distribution would cause an event of default, or an event of default exists, under its existing credit facilities.

Quarterly distributions were paid by Navios Partners through September 2015. For the quarter ended December 31, 2015, the Navios Partners Board determined to suspend payment of the quarterly distributions in order to preserve cash and improve liquidity. In March 2018, the Navios Partners Board announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. In July 2020, Navios Partners amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 annually.

The Company announced the first quarterly distribution of $0.30 per unit for the first quarter of 2018, which was paid on May 14, 2018 to all unitholders of record as of May 10, 2018. The aggregate amount of the declared distribution was $3.4 million.

In July 2018, the Navios Partners Board authorized its quarterly cash distribution for the three month period ended June 30, 2018 of $0.30 per unit. The distribution was paid on August 10, 2018 to all unitholders of common and general partner units of record as of August 7, 2018. The aggregate amount of the declared distribution was $3.4 million.

In October 2018, the Navios Partners Board authorized its quarterly cash distribution for the three month period ended September 30, 2018 of $0.30 per unit. The distribution was paid on November 14, 2018 to all unitholders of common and general partner units of record as of November 7, 2018. The aggregate amount of the declared distribution was $3.4 million.

In January 2019, the Navios Partners Board authorized its quarterly cash distribution for the three month period ended December 31, 2018 of $0.30 per unit. The distribution was paid on February 14, 2019 to all unitholders of common and general partner units of record as of February 11, 2019. The aggregate amount of the declared distribution was $3.5 million.

In April 2019, the Navios Partners Board authorized its quarterly cash distribution for the three month period ended March 31, 2019 of $0.30 per unit. The distribution was paid on May 14, 2019 to all unitholders of common and general partner units of record as of May 10, 2019. The aggregate amount of the declared distribution was $3.4 million.

In July 2019, the Navios Partners Board authorized its quarterly cash distribution for the three month period ended June 30, 2019 of $0.30 per unit. The distribution was paid on August 9, 2019 to all unitholders of common and general partner units of record as of August 6, 2019. The aggregate amount of the declared distribution was $3.4 million.

In October 2019, the Navios Partners Board authorized its quarterly cash distribution for the three month period ended September 30, 2019 of $0.30 per unit. The distribution was payable on November 14, 2019 to all unitholders of common and general partner units of record as of November 7, 2019. The aggregate amount of the declared distribution was $3.4 million.

In January 2020, the Navios Partners Board authorized its quarterly cash distribution for the three month period ended December 31, 2019 of $0.30 per unit. The distribution was payable on February 13, 2020 to all unitholders of common and general partner units of record as of February 11, 2020. The aggregate amount of the declared distribution was $3.4 million.

In April 2020, the Navios Partners Board authorized its quarterly cash distribution for the three month period ended March 31, 2020 of $0.30 per unit. The distribution was paid on May 14, 2020 to all unitholders of common and general partner units of record as of May 11, 2020. The aggregate amount of the declared distribution was $3.4 million.

In July 2020, the Navios Partners Board amended its distribution and authorized a quarterly cash distribution for the three month period ended June 30, 2020 of $0.05 per unit. The distribution was paid on August 13, 2020 to all unitholders of common and general partner units of record as of August 10, 2020. The aggregate amount of the declared distribution to be paid was $0.6 million.

In October 2020, the Navios Partners Board authorized its quarterly cash distribution for the three month period ended September 30, 2020 of $0.05 per unit. The distribution was paid on November 13, 2020 to all unitholders of common and general partner units of record as of November 9, 2020. The aggregate amount of the declared distribution was $0.6 million.

During the years ended December 31, 2019, 2018 and 2017, the aggregate amount of cash distribution paid was $13.6 million, $10.3 million and $0, respectively.

Incentive Distribution Rights

The following description of Navios Partners’ incentive distribution rights reflects such rights and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Navios GP L.L.C. currently holds Navios Partners’ incentive distribution rights, but may transfer these rights, provided the transferee agrees to be bound by the terms of the Navios Partners Partnership Agreement.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, Navios Partners’ general partner and the holder of Navios Partners’ incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders in any available cash from operating surplus Navios Partners distributes up to and including the corresponding amount in the column “Total Quarterly Distribution

Target Amount,” until available cash from operating surplus Navios Partners distributes reaches the next target distribution level, if any. The percentage interests shown for the holders for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for Navios Partners’ general partner assume that the general partner maintains its 2.0% general partner interest.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

In August 2019, Navios Holdings sold the general partnership interests in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with Navios Partners’ Chairman and Chief Executive Officer. The incentive distribution rights remained with Navios GP L.L.C.

Transfer Agent and Registrar

Duties

Continental Stock Transfer & Trust Company serves as registrar and transfer agent for the Navios Partners Common Units. Navios Partners pays all fees charged by the transfer agent for transfers of the Navios Partners Common Units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a Navios Partners Common Unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of Navios Partners’ cash distributions. Navios Partners will indemnify the transfer agent, its agents and each of their stockholders, directors, executive officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to Navios Partners, or be removed by Navios Partners. The resignation or removal of the transfer agent will become effective upon Navios Partners’ appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, Navios Partners’ general partner may, at the direction of the Navios Partners Board, act as the transfer agent and registrar until a successor is appointed.

Transfer of Navios Partners Common Units

By transfer of Navios Partners Common Units in accordance with the Navios Partners Partnership Agreement, each transferee of Navios Partners Common Units shall be admitted as a limited partner with respect to the

Navios Partners Common Units transferred when such transfer and admission is reflected in Navios Partners’ books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by the Navios Partners Partnership Agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the Navios Partners Partnership Agreement; and

•	gives the consents and approvals contained in the Navios Partners Partnership Agreement.

A transferee will become a substituted limited partner of Navios Partners’ partnership for the transferred Navios Partners Common Units automatically upon the recording of the transfer on Navios Partners’ books and records. Navios Partners’ general partner will cause any transfers to be recorded on Navios Partners’ books and records no less frequently than quarterly. Navios Partners may, at its discretion, treat the nominee holder of a Navios Partners Common Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Navios Partners Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in Navios Partners’ partnership for the transferred Navios Partners Common Units. Until a Navios Partners Common Unit has been transferred on our books, Navios Partners and the transfer agent may treat the recordholder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

COMPARISON OF UNITHOLDER RIGHTS

As a result of the Merger, holders of Navios Containers Public Units will receive Navios Partners Common Units in exchange for their Navios Containers Common Units. Navios Containers is formed under the laws of the Marshall Islands and subject to the laws of the Marshall Islands, including the Marshall Islands Act, as amended from time to time, and Navios Partners is formed under the laws of the Marshall Islands and subject to the laws of the Marshall Islands, including the Marshall Islands Act. The rights of holders of Navios Partners Common Units are governed by Marshall Islands law and the Navios Partners Partnership Agreement, while the rights of holders of Navios Containers Common Units are governed by Marshall Islands law and the Navios Containers Partnership Agreement. Following the Merger, the rights of holders of Navios Containers Common Units who become unitholders of Navios Partners in the Merger will be governed by the laws of the Marshall Islands and the Navios Partners Partnership Agreement, as currently in effect and as will be in effect at the completion of the Merger.

The following is a summary comparison of material differences between the rights of holders of Navios Containers Common Units and the rights of holders of Navios Partners Common Units. This summary is qualified in its entirety by reference to the full text of the Navios Partners Partnership Agreement and the Navios Containers Partnership Agreement and the full text of the Marshall Islands Act.

Navios Containers	Navios Partners

Authorized Securities / Units

Navios Containers may issue additional partnership securities from time to time on such terms and conditions as the Navios Containers Board may determine without the approval of any limited partners of Navios Containers, but subject to the approval of Navios Containers GP in the case where issuances of equity are not reasonably expected to be accretive to equity within twelve months of issuance or which would otherwise have a material adverse impact on Navios Containers GP.	Navios Partners may issue additional partnership securities from time to time on such terms and conditions as the Navios Partners Board may determine without the approval of any limited partners of Navios Partners, but subject to the approval of N Shipmanagement Acquisition Corp. (“Navios Partners GP”) in the case where issuances of equity are not reasonably expected to be accretive to equity within twelve months of issuance or which would otherwise have a material adverse impact on Navios Partners GP.

Navios Containers has outstanding both Navios Containers Common Units and Navios Containers General Partner Units.	Navios Partners has outstanding both Navios Partners Common Units and General Partner Units (as defined in the Navios Partners Partnership Agreement).

Navios Containers Common Units are traded on the Nasdaq under the symbol “NMCI”.	Navios Partners Common Units are traded on the NYSE under the symbol “NMM”.

The Navios Containers Board is authorized to issue any class or series of partnership securities in Navios Containers and to determine the designations, preferences, rights, powers and duties of such class or series of securities, including (i) the right to share in distributions, (ii) the rights upon dissolution and liquidation, (iii) whether, and the terms and conditions upon which, Navios Containers may or shall be required to redeem such class or series (including sinking fund provisions), (iv) whether such class or series is issued	The Navios Partners Board is authorized to issue any class or series of partnership securities in Navios Partners and to determine the designations, preferences, rights, powers and duties of such class or series, including (i) the right to share in distributions, (ii) the rights upon dissolution and liquidation, (iii) whether, and the terms and conditions upon which, Navios Partners may or shall be required to redeem such class or series (including sinking fund provisions), (iv) whether such class or series is issued

with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange, (v) the terms and conditions upon which the class or series will be issued, evidenced by certificates and assigned or transferred, (vi) the method for determining the percentage interest as to such class or series and (vii) the voting rights, if any, of the holders of the class or series.	with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange, (v) the terms and conditions upon which the class or series will be issued, evidenced by certificates and assigned or transferred, (vi) the method for determining the percentage interest as to such class or series and (vii) the voting rights, if any, of the holders of the class or series.

Dividends

The Navios Containers Board may, in its sole discretion, at any time and from time to time, declare, make and pay distributions of cash or other assets to the partners of Navios Containers pro rata. Distributions shall be paid to the partners in accordance with their respective ownership percentage as of the record date selected by the Navios Containers Board. Under the Navios Containers Partnership Agreement, Navios Containers may not make or pay any distributions with respect to the interest of Navios Containers GP represented by the Navios Containers General Partner Unit.

Cash available for distribution, as determined by the Navios Partners Board with respect to any quarter, that is deemed to be Operating Surplus (as defined in the Navios Partners Partnership Agreement) shall be distributed as follows:

(a) First, 100% to Navios Partners GP and all holders of Navios Partners Common Units in accordance with their respective ownership percentage, until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to the Minimum Quarterly Distribution (as defined in the Navios Partners Partnership Agreement) for such quarter;

(b) Second, 100% to Navios Partners GP and all holders of Navios Partners Common Units in accordance with their respective ownership percentage, until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to the excess of the First Target Distribution (as defined in the Navios Partners Partnership Agreement) over the Minimum Quarterly Distribution for such quarter;

(c) Third, (i) to Navios Partners GP in accordance with its ownership percentage, (ii) 13.0% to the holders of the Navios Partners incentive distribution rights, pro rata, and (iii) to all holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (i) and (ii) of this clause (c), until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to the excess of the Second Target Distribution (as defined in the Navios Partners Partnership Agreement) over the First Target Distribution for such quarter;

(d) Fourth, (i) to Navios Partners GP in accordance with its ownership percentage, (ii) 23.0%

to the holders of the Navios Partners incentive distribution rights, pro rata and (iii) to all holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (i) and (ii) of this clause (d), until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to the excess of the Third Target Distribution (as defined in the Navios Partners Partnership Agreement) over the Second Target Distribution for such quarter; and

(e) Thereafter, (i) to Navios Partners GP in accordance with its ownership percentage; (ii) 48.0% to the holders of the Navios Partners incentive distribution rights, pro rata; and (iii) to all holders of Navios Partners Common Units, a percentage equal to 100% less the sum of the percentages applicable to subclauses (i) and (ii) of this clause (e); provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero, the distribution will be made solely in accordance with this clause (e).

Cash available for distribution, as determined by the Navios Partners Board with respect to any quarter, that is deemed to be Capital Surplus (as defined in the Navios Partners Partnership Agreement) shall be distributed as follows: 100% to Navios Partners GP and all holders of Navios Partners Common Units in accordance with their respective ownership percentage, until a hypothetical holder of a Navios Partners Common Unit acquired on the Closing Date (as defined in the Navios Partners Partnership Agreement) has received with respect to such Navios Partners Common Unit, during the period since the Closing Date through such date, distributions that are deemed to be Capital Surplus in an aggregate amount equal to the initial Navios Partners Common Unit price. Thereafter, all cash available for distribution shall be distributed as if it were Operating Surplus and shall be distributed in accordance with the foregoing.

Voting Rights

The Navios Containers Partnership Agreement provides that if a quorum is present, the act of limited partners holding outstanding units that in the aggregate represent a majority of the outstanding units entitled to vote and represented in person or by proxy at such meeting shall	The Navios Partners Partnership Agreement provides that if a quorum is present, the act of limited partners holding outstanding units that in the aggregate represent a majority of the outstanding units entitled to vote and represented in person or by proxy at such

be deemed to constitute the act of all limited partners, unless a greater or different percentage is required with respect to such action under the provisions of the Navios Containers Partnership Agreement.	meeting shall be deemed to constitute the act of all limited partners, unless a greater or different percentage is required with respect to such action under the provisions of the Navios Partners Partnership Agreement.

Management; Board of Directors

Under the Navios Containers Partnership Agreement, all management powers over the business and affairs of Navios Containers are exclusively vested in Navios Containers GP, other than certain powers delegated to or shared with, the Navios Containers Board.

The Navios Containers Partnership Agreement provides that the Navios Containers Board shall consist of seven individuals, three of which are appointed directors and four of which are elected directors. The elected directors are divided into three classes serving staggered three-year terms.

Appointed directors are appointed by Navios Containers GP and the elected directors are elected by a plurality of the votes of the outstanding Navios Containers Common Units present in person or represented by proxy at a Navios Containers’ annual meeting with each outstanding Navios Containers Common Unit having one vote. The Navios Containers Board is entitled to nominate individuals to stand for election as elected directors at an annual meeting.

Under the Navios Partners Partnership Agreement, Navios Partners GP delegated to the Navios Partners Board all management powers over the business and affairs of Navios Partners that it may then or thereafter possess under applicable law, unless otherwise provided under the agreement.

The Navios Partners Partnership Agreement provides that the Navios Partners Board shall consist of seven individuals, three of which are appointed directors and four of which are elected directors. The elected directors are divided into three classes serving staggered three-year terms.

Appointed directors are appointed by Navios Partners GP and the elected directors are elected by a plurality of the votes of the outstanding Navios Partners Common Units present in person or represented by proxy at a Navios Partners’ annual meeting with each outstanding Navios Partners Common Unit having one vote. The Navios Partners Board is entitled to nominate individuals to stand for election as elected directors at an annual meeting.

Each appointed director shall hold office until his or her successor is duly appointed by Navios Containers GP and qualified or until his or her earlier death, resignation or removal.	Each appointed director shall hold office until his or her successor is duly appointed by Navios Partners GP and qualified or until his or her earlier death, resignation or removal.

Any appointed director may be removed at any time (i) without cause, only by the Navios Containers GP and (ii) with cause, by (x) the Navios Containers GP, (y) by the affirmative vote of the holders of a majority of the outstanding Navios Containers Common Units, voting as a single class, at a properly called meeting of the limited partners or (z) by the affirmative vote of a majority of the other members of the Navios Containers Board.	Any appointed director may be removed at any time (i) without cause, only by Navios Partners GP and, (ii) with cause, by (x) Navios Partners GP, (y) by the affirmative vote of the holders of a majority of the outstanding units, voting as a single class, at a properly called meeting of the limited partners or (z) by the affirmative vote of a majority of the other members of the Navios Partners Board.

Any and all of the elected directors may be removed at any time (i) without cause, only by the affirmative vote of a majority of the other members of the Navios Containers Board and (ii) with cause, by (x) the affirmative vote of a majority of the other members of	Any and all of the elected directors may be removed at any time, with cause, only by the affirmative vote of a majority of the other members of the Navios Partners Board or at a properly called meeting of the limited partners only by the affirmative vote of the

the Navios Containers Board or (y) by the affirmative vote of the holders of a majority of the outstanding Navios Containers Common Units at a properly called meeting of the limited partners.	holders of a majority of the outstanding Navios Partners Common Units.

Quorum and Action by the Board of Directors

A majority of the number of members of the Navios Containers Board then in office shall constitute a quorum for the transaction of business at any meeting of the Navios Containers Board, and the act of a majority of the members of the Navios Containers Board present at a meeting at which a quorum is present shall be the act of the Navios Containers Board.	A majority of the number of members of the Navios Partners Board then in office shall constitute a quorum for the transaction of business at any meeting of the Navios Partners Board, and the act of a majority of the members of the Navios Partners Board present at a meeting at which a quorum is present shall be the act of the Navios Partners Board.

Director and Officer and General Partner Limitation on Liability and Indemnification

Members of the Navios Containers Board and Navios Containers GP may exercise any of the powers granted to them and perform any of the duties imposed upon them under the Navios Containers Partnership Agreement either directly or by or through their agents, and the members of the Navios Containers Board and Navios Containers GP shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Navios Containers Board or Navios Containers GP in good faith.	Members of the Navios Partners Board and Navios Partners GP may exercise any of the powers granted to them and perform any of the duties imposed upon them under the Navios Partners Partnership Agreement either directly or by or through their agents, and the members of the Navios Partners Board and Navios Partners GP shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Navios Partners Board or Navios Partners GP in good faith.

The Navios Containers Partnership Agreement provides that to the fullest extent permitted by law but subject to the limitations expressly provided in the Navios Containers Partnership Agreement, any general partner, director and officer shall be indemnified and held harmless by Navios Containers unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which indemnification is sought, such person acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the such conduct was unlawful.	The Navios Partners Partnership Agreement provides that to the fullest extent permitted by law but subject to the limitations expressly provided in the Navios Partners Partnership Agreement, any general partner, director and officer shall be indemnified and held harmless by Navios Partners unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which indemnification is sought, such person acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the such conduct was unlawful.

Navios Containers may purchase and maintain (or reimburse Navios Containers GP or its affiliates for the costs of) insurance, on behalf of the Navios Containers Board and Navios Containers GP, its affiliates and such other persons as the Navios Containers Board shall determine, against any liability that may be asserted against, or expense that may be incurred by, such person in connection with Navios Containers’ activities or such person’s activities on behalf of Navios Containers, regardless of whether Navios Containers would have the	Navios Partners may purchase and maintain (or reimburse Navios Partners GP or its affiliates for the costs of) insurance, on behalf of the Navios Partners Board and Navios Partners GP, its affiliates and such other persons as the Navios Partners Board shall determine, against any liability that may be asserted against, or expense that may be incurred by, such person in connection with Navios Partners’ activities or such person’s activities on behalf of Navios Partners, regardless of whether Navios Partners

power to indemnify such person against such liability under the provisions of the Navios Containers Partnership Agreement or law.	would have the power to indemnify such person against such liability under the provisions of the Navios Partners Partnership Agreement or law.

Unitholder Meetings

Annual Meetings. The Navios Containers Partnership Agreement provides that an annual meeting of limited partners shall be held to elect directors to the Navios Containers Board.	Annual Meetings. The Navios Partners Partnership Agreement provides that an annual meeting of limited partners shall be held to elect directors to the Navios Partners Board.

Special Meetings. The Navios Containers Partnership Agreement provides that special meetings of the limited partners may be called by Navios Containers GP, the Navios Containers Board or by limited partners owning 25% or more of the outstanding units of the class or classes for which a meeting is proposed. Limited partners shall call a special meeting by delivering to the Navios Containers Board one or more requests in writing stating that the signing limited partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called, it being understood that the purposes of such special meeting may only be to vote on matters that require the vote of the unitholders pursuant to the Navios Containers Partnership Agreement.

A meeting shall be held at a time and place determined by the Navios Containers Board on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited partners shall not vote on matters that would cause the limited partners to be deemed to be taking part in the management and control of the business and affairs of Navios Containers so as to jeopardize the limited partners’ limited liability under the Marshall Islands Act or the law of any other jurisdiction in which Navios Containers is qualified to do business.

Special Meetings. The Navios Partners Partnership Agreement provides that special meetings of the limited partners may be called by Navios Partners GP, the Navios Partners Board or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed. Limited partners shall call a special meeting by delivering to the Navios Partners Board one or more requests in writing stating that the signing limited partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called, it being understood that the purposes of such special meeting may only be to vote on matters that require the vote of the unitholders pursuant to the Navios Partners Partnership Agreement.

A meeting shall be held at a time and place determined by the Navios Partners Board on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited partners shall not vote on matters that would cause the limited partners to be deemed to be taking part in the management and control of the business and affairs of Navios Partners so as to jeopardize the limited partners’ limited liability under the Marshall Islands Act or the law of any other jurisdiction in which Navios Partners is qualified to do business.

Quorum of Unitholders

The holders of a majority of the outstanding units of the class or classes for which a meeting has been called (including outstanding units deemed owned by Navios Containers GP) represented in person or by proxy shall constitute a quorum at a meeting of limited partners of such class or classes unless any such action by the limited partners requires approval by holders of a greater percentage of such units, in which case the quorum shall be such greater percentage.	The holders of 33% of the outstanding units of the class or classes for which a meeting has been called (including outstanding units deemed owned by Navios Partners GP) represented in person or by proxy shall constitute a quorum at a meeting of limited partners of such class or classes unless any such action by the limited partners requires approval by holders of a greater percentage of such units, in which case the quorum shall be such greater percentage.

Unitholder Proposals and Nominations

Any limited partner or group of limited partners that beneficially owns 25% or more of the outstanding Navios Containers Common Units shall be entitled to nominate one or more individuals to stand for election as elected directors at an annual meeting by providing written notice thereof to the Navios Containers Board not more than 120 days and not less than 90 days prior to the date of such annual meeting. In the event the date of the annual meeting was not publicly announced by Navios Containers by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Navios Containers Board not later than the close of business on the tenth day following the date on which the date of the annual meeting was announced.	Any limited partner or group of limited partners that beneficially owns 10% or more of the outstanding Navios Partners Common Units shall be entitled to nominate one or more individuals to stand for election as elected directors at an annual meeting by providing written notice thereof to the Navios Partners Board not more than 120 days and not less than 90 days prior to the date of such annual meeting. In the event the date of the annual meeting was not publicly announced by Navios Partners by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Navios Partners Board not later than the close of business on the tenth day following the date on which the date of the annual meeting was announced.

Unitholder Action Without a Meeting

If authorized by the Navios Containers Board, any action that may be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by limited partners owning not less than the minimum percentage of the outstanding units (including units deemed owned by Navios Containers GP) that would be necessary to authorize or take such action at a meeting at which all the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such national securities exchange shall govern).	If authorized by the Navios Partners Board, any action that may be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by limited partners owning not less than the minimum percentage of the outstanding units (including units deemed owned by Navios Partners GP) that would be necessary to authorize or take such action at a meeting at which all the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such national securities exchange shall govern).

Amendments of Governing Instruments

Amendment of the Navios Containers Partnership Agreement

1.  Amendments by the Navios Containers Board. The Navios Containers Board, without the approval of any limited partner or Navios Containers GP, may amend any provision of the Navios Containers Partnership Agreement to reflect:

(a)   a change in the name of Navios Containers, the location of the principal place of business of Navios Containers, the registered agent of Navios Containers or the registered office of Navios Containers;

Amendment of the Navios Partners Partnership Agreement

1.  Amendments by the Navios Partners Board. The Navios Partners Board, without the approval of any limited partner or Navios Partners GP, may amend any provision of the Navios Partners Partnership Agreement to reflect:

(a)   a change in the name of Navios Partners, the location of the principal place of business of Navios Partners, the registered agent of Navios Partners or the registered office of Navios Partners;

(b)   admission, substitution, withdrawal or removal of partners in accordance with the agreement;

(c)   a change that the Navios Containers Board determines to be necessary or appropriate to qualify or continue the qualification of Navios Containers as a limited partnership or a partnership in which the limited partners have limited liability under the laws of The Marshall Islands;

(d)   a change that the Navios Containers Board determines (i) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority (including the Marshall Islands Act) or (B) facilitate the trading of the units or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the Navios Containers Board pursuant to provisions in the Navios Containers Partnership Agreement relating to splits and combinations or (iv) is required to effect the intent of the provisions of the Navios Containers Partnership Agreement or is otherwise contemplated by the agreement;

(e)   a change in the fiscal year or taxable year of Navios Containers and any other changes that the Navios Containers Board determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of Navios Containers including, if the Navios Containers Board shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by Navios Containers;

(f)   an amendment that is necessary, in the opinion of counsel, to prevent Navios Containers, the members of the Navios Containers Board, or Navios Containers GP or its or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such

(b)   admission, substitution, withdrawal or removal of partners in accordance with the agreement;

(c)   a change that the Navios Partners Board determines to be necessary or appropriate to qualify or continue the qualification of Navios Partners as a limited partnership or a partnership in which the limited partners have limited liability under the laws of The Marshall Islands;

(d)   a change that the Navios Partners Board determines (i) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority (including the Marshall Islands Act) or (B) facilitate the trading of the units or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the Navios Partners Board pursuant to provisions relating to splits and combinations or (iv) is required to effect the intent expressed in the Navios Partners Registration Statement on Form F-1 or the intent of the provisions of the agreement or is otherwise contemplated by the Navios Partners Partnership Agreement;

(e)   a change in the fiscal year or taxable year of Navios Partners and any other changes that the Navios Partners Board determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of Navios Partners including, if the Navios Partners Board shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by Navios Partners;

(f)   an amendment that is necessary, in the opinion of counsel, to prevent Navios Partners, the members of the Navios Partners Board, or Navios Partners GP or its or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g)   an amendment that the Navios Containers Board, and if required by the Navios Containers Partnership Agreement, Navios Containers GP, determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Navios Containers’ securities;

(h)   any amendment expressly permitted in the Navios Containers Partnership Agreement to be made by the Navios Containers Board acting alone;

(i) an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with the Navios Containers Partnership Agreement;

(j) an amendment that the Navios Containers Board determines to be necessary or appropriate to reflect and account for the formation by Navios Containers of, or investment by Navios Containers in, any corporation, partnership, joint venture, limited liability company or other person, in connection with the conduct by Navios Containers of permitted activities;

(k)   a conversion, merger or conveyance pursuant to the terms of the Navios Containers Partnership Agreement; or

(l) any other amendments substantially similar to the foregoing.

2.  Amendments requiring approval of the Navios Containers Board and the holders of Navios Containers Common Units. Amendments to the Navios Containers Partnership Agreement may be proposed only by, or with the written consent of, the Navios Containers Board. A proposed amendment shall be effective upon its approval by the Navios Containers Board and the holders of a majority of the outstanding units of Navios Containers, unless a greater or different percentage is required under the Navios Containers Partnership Agreement or the Marshall Islands Act. Each proposed amendment that requires the approval of the holders of a specified percentage of outstanding units shall be set forth in a writing that contains the text of the proposed amendment.

under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g)   an amendment that the Navios Partners Board, and if required by the Navios Partners Partnership Agreement, Navios Partners GP, determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Navios Partners’ securities;

(h)   any amendment expressly permitted in the Navios Partners Partnership Agreement to be made by the Navios Partners Board acting alone;

(i) an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with the Navios Partners Partnership Agreement;

(j) an amendment that the Navios Partners Board determines to be necessary or appropriate to reflect and account for the formation by Navios Partners of, or investment by Navios Partners in, any corporation, partnership, joint venture, limited liability company or other person, in connection with the conduct by Navios Partners of permitted activities;

(k)   a conversion, merger or conveyance pursuant to the terms of the Navios Partners Partnership Agreement; or

(l) any other amendments substantially similar to the foregoing.

2.  Amendments requiring approval of the Navios Partners Board and the holders of Navios Partners Common Units. Amendments to the Navios Partners Partnership Agreement may be proposed only by, or with the written consent of, the Navios Partners Board. A proposed amendment shall be effective upon its approval by the Navios Partners Board and the holders of a majority of the outstanding units of Navios Partners, unless a greater or different percentage is required under the Navios Partners Partnership Agreement or by the Marshall

3.  Other Amendments.

(a)   No provision of the Navios Containers Partnership Agreement that establishes a percentage of outstanding units (including units deemed owned by Navios Containers GP or its affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

(b)   No amendment to the Navios Containers Partnership Agreement may (i) enlarge the obligations of any limited partner without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to clause (c) below, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, Navios Containers GP or any of its affiliates without its consent, which consent may be given or withheld at Navios Containers GP’s option, (iii) change Section 12.1(a) of the Navios Containers Partnership Agreement, or (iv) change the term of Navios Containers or, except as set forth in Section 12.1(a) of the Navios Containers Partnership Agreement, give any person the right to dissolve Navios Containers.

(c)   Except the limited partner approval required in the cases of mergers and consolidation, and without limitation of the Navios Containers Board’s authority to adopt amendments to the Navios Containers Partnership Agreement without the approval of any limited partners, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected.

(d)   Notwithstanding any other provision of the Navios Containers Partnership Agreement, except as provided for in the agreement, no amendments shall become effective without the approval of the holders of at least 90% of the outstanding units voting as a single class unless Navios Containers

Islands Act. Each proposed amendment that requires the approval of the holders of a specified percentage of outstanding units shall be set forth in a writing that contains the text of the proposed amendment.

3.  Other Amendments.

(a)   No provision of the Navios Partners Partnership Agreement that establishes a percentage of outstanding units (including units deemed owned by Navios Partners GP or its affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

(b)   No amendment to the Navios Partners Partnership Agreement may (i) enlarge the obligations of any limited partner without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to clause (c) below, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, Navios Partner GP or any of its affiliates without its consent, which consent may be given or withheld at Navios Partners GP’s option, (iii) change Section 12.1(a) of the Navios Partners Partnership Agreement, or (iv) change the term of Navios Partners or, except as set forth in Section 12.1(a) of the Navios Partners Partnership Agreement, give any person the right to dissolve Navios Partners.

(c)   Except the limited partner approval required in the cases of mergers and consolidation, and without limitation of the Navios Partners Board’s authority to adopt amendments to the Navios Partners Partnership Agreement without the approval of any limited partners, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

outstanding partnership interests of the class affected.

(d)   Notwithstanding any other provision of the Navios Partners Partnership Agreement, except as provided for in the agreement, no amendments shall become effective without the approval of the holders of at least 90% of the outstanding units voting as a single class unless Navios Partners obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

Preemptive Rights

No person shall have any preemptive, preferential or other similar right with respect to the issuance of any security of Navios Containers, whether unissued, held in the treasury or hereafter created.	No person shall have any preemptive, preferential or other similar right with respect to the issuance of any security of Navios Partners, whether unissued, held in the treasury or hereafter created. Navios Partners GP shall have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase any security of Navios Partners from Navios Partners whenever, and on the same terms that, Navios Partners issues such security of Navios Partners to persons other than Navios Partners GP and its affiliates, to the extent necessary to maintain the percentage interests of Navios Partners GP and its affiliates equal to that which existed immediately prior to the issuance of such security of Navios Partners.

Derivative Actions

Under the Marshall Islands Act, any partner of Navios Containers may bring an action in Navios Containers’ name to procure a judgment in Navios Containers’ favor, also known as a derivative action, provided that the partner bringing the action is a partner of Navios Containers both at the time the derivative action is commenced and at the time of the transaction to which the action relates.	Under the Marshall Islands Act, any partner of Navios Partners may bring an action in Navios Partners’ name to procure a judgment in Navios Partners’ favor, also known as a derivative action, provided that the partner bringing the action is a partner of Navios Partners both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Liquidation

In the event of a liquidation, dissolution or winding up of Navios Containers, all property and all cash in excess of that required to discharge liabilities of Navios Containers as provided in the Navios Containers Partnership Agreement shall be distributed to the unit holders of Navios Containers in accordance with their respective ownership percentage.

In the event of a liquidation, dissolution or winding up of Navios Partners, all property and all cash in excess of that required to discharge liabilities of Navios Partners as provided in the Navios Partners Partnership Agreement shall be distributed as follows:

(i) If the average of the daily closing prices for the 20 consecutive trading days of the Navios

Partners Common Units (the “Current Market Price”) as of the date three trading days prior to the announcement of the proposed liquidation exceeds the initial unit price, minus all distributions received in respect of such unit:

(a) First, (x) to Navios Partners GP in accordance with its ownership percentage and (y) to all the holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less Navios Partners GP’s ownership percentage, until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to such Current Market Price of a Navios Partners Common Unit; and

(b) Thereafter (x) to Navios Partners GP in accordance with its ownership percentage; (y) 48.0% to the holders of the Navios Partners incentive distribution rights, pro rata; and (z) to all holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (i)(b).

(ii) If the Current Market Price of the Navios Partners Common Units as of the date three trading days prior to the announcement of the proposed liquidation is equal to or less than the initial unit price, minus all distributions received in respect of such unit:

(a) First, (x) to Navios Partners GP in accordance with its ownership percentage and (y) to all the holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less Navios Partners GP’s ownership percentage, until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to the initial unit price, minus all distributions received in respect of such unit; and

(b) Thereafter, (x) to Navios Partners GP in accordance with its ownership percentage; (y) 48.0% to the holders of the Navios Partners incentive distribution rights, pro rata and (z) to all holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (ii)(b).

ENFORCEABILITY OF NAVIOS PARTNERS CIVIL LIABILITIES AND INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Navios Partners is organized under the laws of the Marshall Islands as a limited partnership. Navios Partners’ general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of Navios Partners’ directors and the directors and officers of Navios Partners’ general partner and those of Navios Partners’ subsidiaries are residents of countries other than the United States. Substantially all of Navios Partners’ and its subsidiaries’ assets and a substantial portion of the assets of Navios Partners’ directors and the directors and officers of Navios Partners’ general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon Navios Partners, its directors, its general partner, its subsidiaries or the directors and officers of its general partner or to realize against Navios Partners or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, Navios Partners has expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and Navios Partners has appointed the Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, to accept service of process on its behalf in any such action.

Reeder & Simpson P.C., Navios Partners’ counsel as to Marshall Islands law, has advised Navios Partners that there is uncertainty as to whether the courts of the Republic of the Marshall Islands would (1) recognize or enforce against Navios Partners, its general partner or its general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against Navios Partners, its directors, its general partner or its general partner’s directors and officers in original actions brought in the Marshall Islands, based on these laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Navios Partners pursuant to the foregoing provisions, Navios Partners has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Navios Partners has obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not Navios Partners would have the power to indemnify such person.

LEGAL MATTERS

The validity of the Navios Partners Common Units offered hereby and other matters relating to Marshall Islands and U.S. law will be passed upon for Navios Partners by Reeder & Simpson P.C., counsel to Navios Partners.

Certain U.S. federal income tax matters relating to the transaction will be passed upon by Fried, Frank, Harris, Shriver & Jacobson LLP.

EXPERTS

The consolidated financial statements of Navios Maritime Partners L.P. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 20-F of Navios Maritime Partners L.P. for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Navios Maritime Containers L.P. appearing in Navios Maritime Containers L.P.’s Annual Report on Form 20-F for the year ended at December 31, 2019 have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 8B Chimarras Street, 15125 Maroussi, Greece.

WHERE YOU CAN FIND MORE INFORMATION

Each of Navios Partners and Navios Containers files annual reports with, and furnishes other reports and information to, the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. You can also find information about Navios Partners and Navios Containers by visiting Navios Partners’ website at https://www.navios-mlp.com and Navios Containers’ website at https://www.navios-containers.com. Information contained on these websites does not constitute part of this proxy statement/prospectus.

Navios Partners has filed with the SEC a registration statement on Form F-4 under the Securities Act. This proxy statement/prospectus forms a part of the registration statement, as permitted by SEC rules and regulations. The registration statement registers the Navios Partners Common Units to be issued to holders of Navios Containers Public Units in connection with the Merger. The registration statement, including the attached exhibits, contains additional relevant information about Navios Partners and Navios Partners Common Units. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form F-4 filed by Navios Partners and the exhibits to the registration statement, and the statements in this proxy statement/prospectus about the contents of any contracts or other documents Navios Partners has filed as an exhibit are not necessarily complete. You should refer to the copy of each contract or other document Navios Partners has filed or incorporated by reference as an exhibit to the registration statement for complete information.

Navios Partners is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant securityholders under Section 16 of the Exchange Act. Navios Partners files annual reports on Form 20-F with the SEC and also furnishes reports on Form 6-K to the SEC.

Information Incorporated by Reference

The SEC allows Navios Partners and Navios Containers to “incorporate by reference” into this proxy statement/prospectus information that Navios Partners and Navios Containers, respectively, files with the SEC. This means that Navios Partners and Navios Containers can disclose important information to you without actually including the specific information in this proxy statement/prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this proxy statement/prospectus. Information that Navios Partners and Navios Containers later provides to the SEC prior to the date of the Special Meeting, as it may be adjourned, and which is deemed to be “filed” with the SEC, will also be considered to be part of this proxy statement/prospectus and will automatically update and supersede previously filed information, including information contained in this document.

Navios Partners incorporates by reference into this proxy statement/prospectus the documents listed below:

•	Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 1, 2020;

•	Navios Partners’ reports on Form 6-K furnished to the SEC on January 13, 2020, May 29, 2020, August 3, 2020, August 5, 2020, November 16, 2020, November 18, 2020 and January 4, 2021; and

•

the description of the Navios Partners Common Units contained in Navios Partners’ Registration Statement on Form 8-A filed on November 7, 2007, including any subsequent amendments or reports filed for the purpose of updating such description.

Navios Containers incorporates by reference into this proxy statement/prospectus the documents listed below:

•	Navios Containers’ Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 18, 2020;

•	Navios Containers’ reports on Form 6-K furnished to the SEC on May 27, 2020, August 3, 2020, October 16, 2020, November 12, 2020, November 16, 2020 and January 14, 2021; and

•

the description of the Navios Containers Common Units contained in Navios Containers’ Registration Statement on Form 8-A filed on September  11, 2018, as amended by the Form 8-A filed November 28, 2018 and including any subsequent amendments or reports filed for the purpose of updating such description.

A copy of each of Navios Partners’ and Navios Containers’ annual report on Form 20-F for the year ended December 31, 2019 and Form 6-K containing the Operating and Financial Review for the three and nine month periods ended September 30, 2020 is being furnished together with the copy of this proxy statement/prospectus that is being sent to holders of Navios Containers Common Units.

Navios Partners and Navios Containers are also incorporating by reference any document that is filed by Navios Partners or Navios Containers after the date of the filing of the initial registration statement of which this proxy statement/prospectus forms a part and prior to the effectiveness of that registration statement, any future filings they make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, all subsequent annual reports on Form 20-F that it files with the SEC and certain reports on Form 6-K that it furnishes to the SEC after the date of this proxy statement/prospectus (if they state that they are incorporated by reference into the registration statement of which this proxy statement/prospectus forms a part) until prior to the date of the Special Meeting, as it may be adjourned. In all cases, you should rely on the later information over different information included in this proxy statement/prospectus or any prospectus supplement.

Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this proxy statement/prospectus, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You should rely only on the information incorporated by reference or provided in this proxy statement/prospectus or any prospectus supplement. Navios Partners and Navios Containers have not authorized anyone else to provide you with any information. Navios Partners and Navios Containers are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

You may request a free copy of the above-mentioned filings or any subsequent filing Navios Partners incorporates by reference to this proxy statement/prospectus by writing or telephoning Navios Partners at the following address:

Vasiliki (Villy) Papaefthymiou

Secretary

Navios Maritime Partners L.P.

7, Avenue de Grande Bretagne, Office 11B2

Monte Carlo MC 98000 Monaco

(011) + (377) 9798-2140

You may request a free copy of the above-mentioned filings or any subsequent filing Navios Containers incorporates by reference to this proxy statement/prospectus by writing or telephoning Navios Containers at the following address

Vasiliki (Villy) Papaefthymiou

Secretary

Navios Maritime Containers L.P.

7, Avenue de Grande Bretagne, Office 11B2

Monte Carlo MC 98000 Monaco

(011) + (377) 9798-2140

If you would like to request documents, please do so by March 17, 2021 (which is five (5) business days before the date of the Special Meeting) in order to receive them before the Special Meeting.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

December 31, 2020

by and among

NAVIOS MARITIME PARTNERS L.P.,

NMM MERGER SUB LLC,

NAVIOS MARITIME CONTAINERS L.P.

and

NAVIOS MARITIME CONTAINERS GP LLC

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 31, 2020 (the “Execution Date”), is entered into by and among Navios Maritime Partners L.P., a Republic of the Marshall Islands limited partnership (“Parent”), NMM Merger Sub LLC, a Republic of the Marshall Islands limited liability company and a wholly owned subsidiary of Parent (“Merger Sub “), Navios Maritime Containers L.P., a Republic of the Marshall Islands limited partnership (“NMCI”), and Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and the general partner of NMCI (“NMCI General Partner “).

WITNESSETH:

WHEREAS, Parent and NMCI desire to combine their businesses on the terms and conditions set forth in this Agreement;

WHEREAS, at a meeting duly called and held, the NMCI Conflicts Committee, by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of NMCI and the Holders of NMCI Public Units, (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting the NMCI Special Approval pursuant to Section 7.17(a) of the NMCI Partnership Agreement), (c) resolved to recommend to the NMCI Board the approval of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (such recommendation, the “NMCI Conflicts Committee Recommendation”), and (d) resolved to recommend, and to direct the NMCI Board to recommend, the approval of this Agreement and the Merger, by the Holders of NMCI Common Units;

WHEREAS, at a meeting duly called and held, upon the receipt of the recommendation of the NMCI Conflicts Committee, the NMCI Board, by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of NMCI and the Holders of NMCI Public Units, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) directed that this Agreement be submitted to a vote of the Holders of NMCI Common Units at the NMCI Unitholders Meeting and recommended the approval of this Agreement and the transactions contemplated hereby, including the Merger, by the Holders of NMCI Common Units (such recommendation, the “NMCI Board Recommendation”);

WHEREAS, the NMCI General Partner has consented to this Agreement and the transactions contemplated hereby, including the Merger, in accordance with Section 14.2 of the NMCI Partnership Agreement (the “GP Approval”);

WHEREAS, at a meeting duly called and held, the Board of Directors of Parent, by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent and its unitholders, and (b) approved and declared advisable this Agreement and the issuance of common units of Parent (“Parent Common Units”) in connection with the Merger (the “Parent Equity Issuance”);

WHEREAS, Parent, as the sole member of Merger Sub, has approved this Agreement and approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and for Parent to be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that is a U.S. person and that holds 5% or more of Parent (within the meaning of Treasury Regulation Section 1.367(a)-3(b)(1)(i)) immediately following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8(c)) (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.1 Definitions. In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

“Affiliate” has the meaning set forth in Rule 405 of the rules and regulations under the Securities Act, unless otherwise expressly stated herein; provided, however, that prior to the Closing (i) with respect to the Parent Group Entities, the term “Affiliate” shall exclude each of the NMCI Group Entities, and (ii) with respect to the NMCI Group Entities, the term “Affiliate” shall exclude each of the Parent Group Entities.

“Agreement” has the meaning set forth in the Preamble.

“Amended NMCI Partnership Agreement” has the meaning set forth in Section 2.1(d).

“Book-Entry NMCI Common Units” has the meaning set forth in Section 2.1(c)(ii).

“Business Day” means any day on which commercial banks are generally open for business in New York, New York other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the Laws of the State of New York or the federal Laws of the United States of America.

“Certificate of Merger” has the meaning set forth in Section 2.1(b) .

“Closing” has the meaning set forth in Section 2.1(a) .

“Closing Date” has the meaning set forth in Section 2.1(a) .

“Code” means the Internal Revenue Code of 1986, as amended.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“D&O Insurance” has the meaning set forth in Section 5.9(b) .

“Effective Time” has the meaning set forth in Section 2.1(b) .

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 2.2(a).

“Exchange Fund” has the meaning set forth in Section 2.2(a) .

“Exchange Ratio” has the meaning set forth in Section 2.1(c)(i) .

“Execution Date” has the meaning set forth in the Preamble.

“GAAP” has the meaning set forth in Section 1.2 .

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation or formation, bylaws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, operating agreement, unanimous equityholder agreement or declaration or other similar governing documents of such Person.

“Governmental Entity” means any federal, state, tribal, provincial, municipal, foreign or other government, governmental court, department, commission, board, bureau, regulatory or administrative agency or instrumentality.

“Holders” means, when used with reference to the Parent Common Units or the NMCI Common Units, the holders of such units shown from time to time in the registers maintained by or on behalf of Parent or NMCI, respectively.

“Intended Tax Treatment” has the meaning set forth in the Preamble.

“Latest NMCI Quarter 6-K” has the meaning set forth in Section 3.6(a) .

“Latest Parent Quarter 6-K” has the meaning set forth in Section 4.6(a).

“Laws” means all statutes, regulations, codes, tariffs, ordinances, decisions, administrative interpretations, writs, injunctions, stipulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the NYSE and the NASDAQ).

“Letter of Transmittal” has the meaning set forth in Section 2.2(b) .

“Liens” means any mortgage, restriction (including restrictions on transfer), deed of trust, lien, security interest, preemptive right, option, right of first offer or refusal, lease or sublease, claim, pledge, conditional sales contract, charge, encroachment or encumbrance.

“Marshall Islands Limited Liability Company Act” means the Limited Liability Company Act of the Associations Law of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“Marshall Islands Limited Partnership Act” means the Limited Partnership Act of the Associations Law of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“Merger” means the merger of Merger Sub with and into NMCI, with NMCI as the sole surviving entity.

“Merger Consideration” has the meaning set forth in Section 2.1(c)(i) .

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Tax Opinion” has the meaning set forth in Section 5.8 .

“NASDAQ” means the Nasdaq Global Select Market.

“Newco” has the meaning set forth in Section 5.8(b) .

“NMCI” has the meaning set forth in the Preamble.

“NMCI 20-F” has the meaning set forth in Section 3.6(a) .

“NMCI Adverse Recommendation Change” has the meaning set forth in Section 5.3(a).

“NMCI Alternative Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of NMCI and its Subsidiaries (including securities of Subsidiaries) equal to 25% or more of NMCI’s consolidated assets or to which 25% or more of NMCI’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 of the Exchange Act) of 25% or more of the outstanding equity securities of NMCI, (iii) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 25% or more of the outstanding equity securities of NMCI or (iv) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction (whether in a single transaction or a series of related transactions) involving NMCI which is structured to permit such Person or group to acquire beneficial ownership of 25% or more of the Partnership’s consolidated assets or outstanding equity interests; in each case, other than the transactions contemplated by this Agreement.

“NMCI Board” means the Board of Directors of NMCI.

“NMCI Board Recommendation” has the meaning set forth in the Preamble.

“NMCI Certificate” has the meaning set forth in Section 2.1(c)(ii) .

“NMCI Changed Circumstance” means a material event, circumstance, effect, condition, change or development, in each case that arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, known to or reasonably foreseeable by the NMCI Conflicts Committee and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by (or to be refrained from being taken by) NMCI pursuant to this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an NMCI Changed Circumstance: (i) any event, fact, development or occurrence that involves or relates to an NMCI Alternative Proposal or any inquiry or communications or matters relating thereto, (ii) any change in the price, or change in trading volume, of the NMCI Common Units or the fact that NMCI meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the exception in this clause (iii) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an NMCI Changed Circumstance has occurred), or (iv) any change in the price, or change in trading volume, of the Parent Common Units.

“NMCI Common Units” means the “Common Units,” as defined in the NMCI Partnership Agreement. Board.

“NMCI Conflicts Committee” means the Conflicts Committee (as defined in the NMCI Partnership Agreement) of the NMCI

“NMCI Conflicts Committee Recommendation” has the meaning set forth in the Preamble.

“NMCI D&O Indemnified Parties” means (a) any Person (together with such Person’s heirs, executors and administrators) who is or was, or at any time prior to the Effective Time becomes, an officer or director of any NMCI Group Entity and (b) any Person (together with such Person’s heirs, executors and administrators) who is or was serving, or at any time prior to the Effective Time serves, at the request of any NMCI Group Entity as an officer, director, member, partner, agent, fiduciary or trustee of another Person; provided that a Person shall not be an NMCI D&O Indemnified Party by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

“NMCI Expenses” means an amount in cash equal to the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by the NMCI Group Entities or NMCI General Partner in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $1,000,000.

“NMCI Fairness Opinion” has the meaning set forth in Section 3.16 .

“NMCI Financial Statements” has the meaning set forth in Section 3.6(a) .

“NMCI General Partner Unit” means the “General Partner Unit,” as defined in the NMCI Partnership Agreement.

“NMCI General Partner” has the meaning set forth in the Preamble.

“NMCI Group Entities” means NMCI and the NMCI Subsidiaries.

“NMCI Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the NMCI Group Entities, taken as a whole; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been an NMCI Material Adverse Effect: (a) changes, effects, events or occurrences affecting the markets or geographic locations in which the NMCI Group Entities operate, (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debit, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, including any event, fact, condition or circumstance resulting from COVID-19 or the worsening thereof, (d) the announcement or pendency of this Agreement or the transactions contemplated hereby, (e) changes in any Laws applicable to NMCI or any of the NMCI Subsidiaries or in accounting regulations or principles or the interpretation thereof that materially affects this Agreement or the transactions contemplated hereby, (f) NMCI taking any action required or contemplated by this Agreement, (g) any change in the market price or trading volume of the limited partner interests or other equity securities of NMCI (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of NMCI Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, an NMCI Material Adverse Effect) (h) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids and other similar commodities, or (i) any failure of NMCI to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of NMCI Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, an NMCI Material Adverse Effect); provided that, in the case of clauses

(a), (b) , (c) , (e) and (h) the adverse impact on the NMCI Group Entities, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of NMCI to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“NMCI Material Contract” has the meaning set forth in Section 3.11(a) .

“NMCI Partnership Agreement” means the Agreement of Limited Partnership of NMCI, dated as of November 30, 2018, as amended, supplemented or restated from time to time.

“NMCI Partnership Interest” means “Partnership Interest,” as defined in the NMCI Partnership Agreement.

“NMCI Proxy Statement” has the meaning set forth in Section 5.1(a) .

“NMCI Public Units” means the NMCI Common Units other than the NMCI Common Units held directly or indirectly by the Parent Group Entities or by the NMCI Group Entities.

“NMCI Recommendation Change Notice” has the meaning set forth in Section 5.3(d)(ii)(A).

“NMCI Recommendation Change Notice Period” has the meaning set forth in Section 5.3(d)(ii)(B) .

“NMCI SEC Reports” has the meaning set forth in Section 3.5(a) .

“NMCI Special Approval” means “Special Approval,” as defined in the NMCI Partnership Agreement.

“NMCI Subsidiaries” means the entities that are partially or wholly owned, directly or indirectly, by NMCI.

“NMCI Superior Proposal” means a bona fide unsolicited written NMCI Alternative Proposal (except that references to “25%” within the definition of “NMCI Alternative Proposal” shall be replaced by “50%”), obtained after the date of this Agreement and not in breach of Section 5.3 (other than an immaterial breach), which is on terms and conditions which the NMCI Conflicts Committee determines in good faith to be (i) reasonably capable of being consummated in accordance with its terms, taking into account legal, regulatory, financial, financing and timing aspects of the proposal, and (ii) if consummated, more favorable to the Holders of NMCI Common Units (in their capacity as Holders of NMCI Common Units) from a financial point of view than the transactions contemplated hereby, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.

“NMCI Superior Proposal Notice” has the meaning set forth in Section 5.3(d)(i)(C).

“NMCI Superior Proposal Notice Period” has the meaning set forth in Section 5.3(d)(i)(D) .

“NMCI Termination Fee” has the meaning set forth in Section 7.5(a).

“NMCI Unitholders Approval” has the meaning set forth in Section 3.3(c) .

“NMCI Unitholders Meeting” has the meaning set forth in Section 5.1(c).

“Notice” has the meaning set forth in Section 8.1 .

“NYSE” means the New York Stock Exchange.

“Orders” has the meaning set forth in Section 3.7(a).

“Outside Date” has the meaning set forth in Section 7.2(a).

“Parent” has the meaning set forth in the Preamble.

“Parent 20-F” has the meaning set forth in Section 4.6(a) .

“Parent Board” means the Board of Directors of Parent.

“Parent Common Units” has the meaning set forth in the Recitals.

“Parent Equity Issuance” has the meaning set forth in the Recitals.

“Parent Expenses” means an amount in cash equal to the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by any Parent Group Entities or the general partner of Parent in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $1,000,000.

“Parent Financial Statements” has the meaning set forth in Section 4.6(a) .

“Parent Group Entities” means the Parent and the Parent Subsidiaries.

“Parent Common Units” has the meaning set forth in the Recitals.

“Parent Incentive Distribution Rights” means the “Incentive Distribution Rights,” as defined in the Parent Partnership Agreement.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Parent Group Entities, taken as a whole (including the ownership of the NMCI Group Entities); provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Parent Material Adverse Effect: (a) changes, effects, events or occurrences affecting the markets or geographic locations in which the Parent Group Entities operate, (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, including any event, fact, condition or circumstance resulting from COVID-19 or the worsening thereof, (d) the announcement or pendency of this Agreement or the transactions contemplated hereby, (e) changes in any Laws applicable to Parent or any of the Parent Subsidiaries or in accounting regulations or principles or the interpretation thereof that materially affects this Agreement or the transactions contemplated hereby, (f) the Parent Parties taking any action required or contemplated by this Agreement, (g) changes, effects, events or occurrences at any NMCI Group Entity, (h) any change in the market price or trading volume of the Parent Common Units or other equity securities of Parent (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining, whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect) (i) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids and other similar commodities, or (j) any failure of Parent to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of NMCI Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect); provided that, in the case of clauses (a) , (b) , (c), (e) and (i) the adverse impact on the Parent Group Entities, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of any of the Parent Parties to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Parent Material Contract” has the meaning set forth in Section 4.11(a) .

“Parent Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of Parent, dated as of March 19, 2018, as amended, supplemented or restated from time to time.

“Parent Parties” means Parent and Merger Sub.

“Parent SEC Reports” has the meaning set forth in Section 4.5(a) .

“Parent Subsidiaries” means the entities that are partially or wholly owned, directly or indirectly, by Parent, excluding any NMCI Group Entity.

“Parent Tax Counsel” has the meaning set forth in Section 5.8 .

“Permits” has the meaning set forth in Section 3.10(a) .

“Permitted Indebtedness” means, (i) in the case of Parent, (a) Refinancing Indebtedness, (b) additional indebtedness with a principal amount of up to 20% of the aggregate principal amount of the existing indebtedness of the Parent Group Entities in effect as of the date hereof and (c) any intercompany indebtedness between the Parent Group Entities, and (ii) in the case of NMCI, any intercompany indebtedness between the NMCI Group Entities.

“Permitted Lien” means all: (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the Parent Group Entities or NMCI Group Entities, as applicable, subject thereto; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) title defects or Liens (other than those constituting Liens for the payment of indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Parent Group Entities or NMCI Group Entities, as applicable, taken as a whole; (iv) Liens for Taxes that are not due and payable or that may thereafter be paid without penalty, or the validity or amount of which is being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; and (v) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of the Parent Group Entities or NMCI Group Entities, as applicable.

“Person” means an individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity or Governmental Entity.

“Proceedings” has the meaning set forth in Section 3.7(a).

“Proposed Transaction” has the meaning set forth in Section 5.1(f) .

“Refinancing Indebtedness” means any indebtedness of any Parent Group Entity issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, or refund, other indebtedness of any Parent Group Entity outstanding as of the date hereof; provided that the principal amount (or accreted value, if applicable) of such indebtedness does not exceed the principal amount (or accreted value, if applicable) of the indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith).

“Registration Statement” has the meaning set forth in Section 3.17.

“Representatives” shall mean, with respect to any Person, such Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives.

“Rights” shall mean, with respect to any Person, subscriptions, options, restricted units, equity appreciation rights, profits interests or other equity-based interests, warrants, calls, convertible or exchangeable securities, rights, preemptive rights, preferential purchase rights, rights of first refusal or any similar rights, commitments or agreements of any character providing for the issuance of any partnership interests, voting securities or equity interests of such Person, including any representing the right to purchase or otherwise receive any of the foregoing or any securities convertible into or exchangeable or exercisable for such partnership interests, voting securities or equity interests.

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.5(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiaries” means, when used with reference to Parent or NMCI, the Parent Subsidiaries or the NMCI Subsidiaries, respectively.

“Surrender” means, when used with reference to an NMCI Public Unit, the proper delivery of an NMCI Certificate (or lost certificate affidavit as contemplated by Section 2.2(b)) or the proper completion, with respect to a Book-Entry NMCI Common Unit, of all procedures necessary, in either case, to effect the transfer of such NMCI Public Unit in accordance with the terms of the Letter of Transmittal and such other procedures as may be reasonably established by the Exchange Agent.

“Surviving Entity” has the meaning set forth in Section 2.1(b).

“Tax Return” means all reports, estimates, declarations of estimated Tax, claims for refund, information statements, forms and returns relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to, or required to be supplied to, a Governmental Entity.

“Tax” or “Taxes” means (i) all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), gross receipts taxes, net proceeds taxes, alternative or add-on minimum taxes, sales taxes, use taxes, real property gains or transfer taxes, ad valorem taxes, property taxes, value-added taxes, franchise taxes, production taxes, severance taxes, windfall profit taxes, withholding taxes, payroll taxes, employment taxes, excise taxes and other obligations of the same or similar nature to any of the foregoing and (ii) any liability in respect of any items described in clause (i) payable by reason of contract, assumption, transferee or successor liability, operation of law, Treasury Regulations Section 1.1502-6 (or any similar provision of law) or otherwise.

SECTION 1.2 Rules of Construction. The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement,” “hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless otherwise specifically indicated or the context otherwise requires, (a) all references to “dollars” or “$” mean United States dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, (c) “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” and (d) all words used as accounting terms shall have the meanings assigned to them under United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”). In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day. Reference to any party hereto is also a reference to such party’s permitted successors and assigns. The Exhibits attached to this Agreement are hereby incorporated by reference into this Agreement and form part hereof. Unless otherwise indicated, all references to an “Exhibit” followed by a number or a letter refer to the specified Exhibit to this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, it is the intention of the parties hereto that this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement. Further, prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement shall not be used as an aid of construction or otherwise constitute evidence of the intent of the parties; and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

ARTICLE II.

MERGER

SECTION 2.1 Closing of the Merger.

(a) Closing Date. Subject to the satisfaction or waiver of the conditions (other than those conditions that are not legally permitted to be waived) to closing set forth in Article VI , the closing (the “Closing”) of the Merger and the transactions contemplated by this Section 2.1 shall be held at the principal executive offices of Parent, located at 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC 98000 Monaco, on the third Business Day following the satisfaction or waiver (other than those conditions that are not legally permitted to be waived) of all of the conditions set forth in Article VI (other than conditions that would normally be satisfied on the Closing Date, but subject to satisfaction or waiver (other than those conditions that are not legally permitted to be waived) of those conditions) commencing at 9:00 a.m., local time, or such other place, date and time as may be mutually agreed upon in writing by Parent and NMCI. The “Closing Date,” as referred to herein, shall mean the date on which the Closing actually occurs.

(b) Effective Time. On the Closing Date, concurrently with or as soon as practicable following the Closing, Parent and NMCI shall cause a certificate of merger effecting the Merger (the “Certificate of Merger”) to be filed with the Office of the Registrar of Corporations of the Republic of the Marshall Islands, duly executed in accordance with the relevant provisions of the Marshall Islands Limited Liability Company Act and the Marshall Islands Limited Partnership Act (the date and time of such filing (or, if agreed by the parties hereto, such later time and date as may be expressed therein as the effective date and time of the Merger) being the “Effective Time”). Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall merge with and into NMCI, the separate existence of Merger Sub shall cease, and NMCI shall continue as the surviving limited partnership in the Merger (the “Surviving Entity”).

(c) Effect of the Merger on Equity Securities. Subject in each case to Sections 2.1(d) and 2.1(e), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, NMCI, NMCI General Partner, any Holder of NMCI Common Units, any Holder of Parent Common Units, or any other Person:

(i) Conversion of NMCI Public Units . Each of the NMCI Public Units outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.39 of a validly issued Parent Common Unit (the “Merger Consideration “, and such ratio, the “Exchange Ratio”).

(ii) Each NMCI Public Unit, upon being converted into the right to receive the Merger Consideration pursuant to this Section 2.1(c), shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each Holder of such NMCI Public Unit immediately prior to the Effective Time shall thereafter cease to be a limited partner of NMCI or have any rights with respect to such NMCI Public Unit, except the right to receive the Merger Consideration and any dividends or distributions to which former Holders of NMCI Public Units become entitled all in accordance with this Article II upon the Surrender of (A) a certificate that immediately prior to the Effective Time represented NMCI Public Units (a “NMCI Certificate”) or (B) uncertificated NMCI Public Units represented by book-entry (“Book-Entry NMCI Common Units”), together with such properly completed and duly executed Letter of Transmittal and such other documents in accordance with Section 2.2 .

(iii) Treatment of NMCI-Owned Units, NMCI General Partner Unit and Parent-Owned Partnership Interests . Any NMCI Common Units that are owned immediately prior to the Effective Time by any NMCI Group Entity shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled NMCI Common Units. The NMCI General Partner Unit shall remain outstanding as a non-economic general partner interest in the Surviving Entity pursuant to the terms of the Amended NMCI Partnership Agreement and shall be automatically transferred to Parent (or a subsidiary of Parent designated by Parent) as a result of the Merger, with consideration of one Parent Common Unit being delivered by Parent to the NMCI General Partner in exchange for such transfer. The NMCI Common Units that are not NMCI Public Units and are not canceled pursuant to the first sentence of this clause (iii) shall, in each case, remain outstanding as partnership interests in the Surviving Entity, unaffected by the Merger.

(iv) Equity of Merger Sub . The limited liability company interest in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into an aggregate number of Common Units (as defined in the Amended NMCI Partnership Agreement) of the Surviving Entity equal to the number of NMCI Public Units that are converted into the right to receive the Merger Consideration pursuant to Section 2.1(c)(i) . At the Effective Time, the books and records of NMCI shall be revised to reflect the cancellation and retirement of all NMCI Public Units and the conversion of the limited liability company interest in Merger Sub into Common Units (as defined in the Amended NMCI Partnership Agreement) of the Surviving Entity, and the existence of NMCI (as the Surviving Entity) shall continue without dissolution.

(d) Other Effects of the Merger. The Merger shall be conducted in accordance with and shall have the effects set forth in this Agreement and the applicable provisions of Marshall Islands Limited Liability Company Act and the Marshall Islands Limited Partnership Act. From and after the Effective Time, the certificate of limited partnership of NMCI shall remain unchanged and shall continue as the certificate of limited partnership of the Surviving Entity until duly amended in accordance with applicable Law and the terms of the NMCI Partnership Agreement. At the Effective Time, by virtue of the Merger, the NMCI Partnership Agreement shall be automatically amended as set forth in Exhibit A (the NMCI Partnership Agreement as so amended, the “Amended NMCI Partnership Agreement “), and from and after the Effective Time, as so amended, shall be the agreement of limited partnership of the Surviving Entity until duly further amended in accordance with applicable Law and the terms of the Amended NMCI Partnership Agreement.

(e) No Fractional Units. Notwithstanding any other provision of this Agreement, (i) no certificates or scrip representing fractional Parent Common Units shall be issued in the Merger, (ii) each Holder of NMCI

Public Units exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional Parent Common Unit (after taking into account all NMCI Public Units held by such Holder immediately prior to the Effective Time) of 0.5 or above shall receive from Parent, in lieu of such fractional unit, a full Parent Common Unit, and (iii) any Holder of NMCI Public Units exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional Parent Common Unit (after taking into account all NMCI Public Units held by such Holder immediately prior to the Effective Time) of less than 0.5 shall receive no consideration for such fractional unit, which shall be forfeited.

(f) Certain Adjustments. If between the Execution Date and the Effective Time, whether or not permitted pursuant to the terms of this Agreement, the number of outstanding NMCI Common Units or Parent Common Units shall be changed into a different number of units, shares or other securities (including any different class or series of securities) by reason of any dividend or distribution payable in partnership interests, equity interests or Rights, subdivision, reclassification, split, split-up, combination, merger, consolidation, or other similar transaction, or any such transaction shall be authorized, declared or agreed upon with a record date at or prior to the Effective Time, then the Merger Consideration and any other similarly dependent items shall be appropriately adjusted to reflect fully the effect of such transaction and to provide to Parent, NMCI, Merger Sub and the Holders of NMCI Public Units the same economic effect as contemplated by this Agreement prior to such event, and thereafter, all references in this Agreement to the Merger Consideration, and any other similarly dependent items shall be references to the Merger Consideration and any other similarly dependent items, as so adjusted; provided, however, that nothing in this Section 2.1(f) shall be deemed to permit or authorize any party hereto to effect any such dividend or distribution payable in partnership interests, equity interests or Rights, subdivision, reclassification, split, split up, combination, merger, consolidation or other similar transaction, or the authorization, declaration or agreement to do such transaction that is not otherwise authorized or permitted to be undertaken pursuant to this Agreement.

SECTION 2.2 Exchange of NMCI Public Units.

(a) Exchange Agent. Prior to the mailing of the NMCI Proxy Statement, Parent shall appoint a bank, trust company or similar Person to act as exchange agent (the “Exchange Agent”) and establish an exchange fund (the “Exchange Fund”) for the payment of the Merger Consideration and any dividends or distributions payable pursuant to Section 2.2(c). At or prior to the Closing, Parent shall (i) reserve with the Exchange Agent the Parent Common Units to be issued pursuant to Section 2.1(c)(i) , and (ii) authorize the Exchange Agent to exchange Parent Common Units in accordance with this Section 2.2 . Parent shall deposit with the Exchange Agent any additional cash as and when necessary to pay any dividends or distributions payable pursuant to Section 2.2(c) and 2.2(d) and other amounts required to be paid under this Agreement. Parent shall pay all costs and fees of the Exchange Agent and all expenses associated with the exchange process. Any Parent Common Units, and any other funds deposited with the Exchange Agent, shall be returned to Parent after the earlier to occur of (x) payment in full of all amounts due to the Holders of NMCI Public Units and (y) the expiration of the period specified in Section 2.2(e).

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall, or shall cause the Exchange Agent to, mail to each Holder of NMCI Public Units as of the Effective Time whose NMCI Public Units were converted into the right to receive the Merger Consideration a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the NMCI Certificates shall pass, only upon proper delivery of the NMCI Certificates (or lost certificate affidavit as contemplated by this Section 2.2(b)) to the Exchange Agent or, in the case of Book-Entry NMCI Common Units, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in such customary form and have such other provisions as Parent and NMCI may reasonably agree prior to the Effective Time) and instructions for effecting the Surrender of such NMCI Certificates (or lost certificate affidavit as contemplated by this Section 2.2(b)) or Book-Entry NMCI Common Units in exchange for, as applicable, whole Parent Common Units and any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d) . Subject to Section 2.2(c) , upon Surrender to the Exchange Agent of such NMCI Certificates (or lost certificate affidavit as contemplated by this Section 2.2(b) ) or Book-Entry NMCI Common Units, together with such properly completed and duly executed Letter of Transmittal and such other documents as may reasonably be required by the Exchange Agent, the Holder of an NMCI Certificate (or lost certificate affidavit as contemplated by this Section 2.2(b)) or Book-Entry NMCI Common Units shall be entitled to receive in exchange therefor, as applicable, (i) that number and type of whole Parent Common Units (which shall be in uncertificated book-entry form unless a physical certificate is requested) to which such Holder is entitled pursuant to Sections 2.1(c)(i) and 2.1(e) , and (ii) any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d) to which such Holder is entitled. The instructions for effecting the Surrender of NMCI Certificates shall set forth procedures that must be taken by the Holder of any NMCI Certificate that has been lost, destroyed or stolen; it shall be a condition to the right of such Holder to receive the Merger Consideration and any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d) that the Exchange Agent shall have received, along with the Letter of Transmittal, a duly executed lost certificate affidavit, including an agreement to indemnify Parent, signed exactly as the name or names of the registered Holder or Holders of NMCI Public Units appeared on the books of NMCI immediately prior to the Effective Time, together with a customary bond and such other documents, in each case, as Parent may reasonably require in connection therewith. After the Effective Time, there shall be no further transfer on the records of NMCI or its transfer agent of NMCI Certificates or Book-Entry NMCI Common Units (provided, however, that the foregoing shall not restrict the transfer of any NMCI Partnership Interest other than the NMCI Public Units after the Effective Time); and if such NMCI Certificates or Book-Entry NMCI Common Units are presented to NMCI or its transfer agent for transfer, they shall be canceled against delivery of the Merger Consideration and any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d) as hereinabove provided. Until Surrendered as contemplated by this Section 2.2(b), each NMCI Certificate or Book-Entry NMCI Common Unit shall be deemed at any time after the Effective Time to represent only the right to receive upon such Surrender the Merger Consideration. No interest will be paid or will accrue on any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d).

(c) Dividends and Distributions with Respect to Unexchanged NMCI Public Units. No dividends or other distributions with respect to Parent Common Units issued in the Merger with a record date after the Effective Time shall be paid to the Holder of any NMCI Certificate or Book-Entry NMCI Common Units not Surrendered with respect to such Parent Common Units issuable in respect thereof until the Surrender of such NMCI Certificate or Book-Entry NMCI Common Units in accordance with this Section 2.2 . Subject to the effect of applicable Law, Parent shall pay, or cause the Exchange Agent to pay, to the Holder of each NMCI Certificate or Book-Entry NMCI Common Units, without interest, (i) at the time of Surrender of such NMCI Certificate or Book-Entry NMCI Common Units, the amount of dividends or other distributions previously paid with respect to the whole Parent Common Units issuable with respect to such NMCI Certificate or Book-Entry NMCI Common Units that have a record date after the Effective Time and a payment date on or prior to the time of Surrender and (ii) at the appropriate payment date, the amount of dividends and distributions payable with respect to such whole Parent Common Units with a record date after the Effective Time and prior to such Surrender and a payment date subsequent to such Surrender.

(d) No Further Ownership Rights in NMCI Public Units. All Merger Consideration issued upon the Surrender for exchange of NMCI Certificates or Book-Entry NMCI Common Units in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the NMCI Public Units theretofore represented by such NMCI Certificates or Book-Entry NMCI Common Units, subject, however, to Parent’s obligation, notwithstanding the conversion of NMCI Public Units pursuant to this Agreement, with respect to NMCI Public Units outstanding immediately prior to the Effective Time, to pay (or cause NMCI to pay) to the Holder of NMCI Public Units as of the applicable record date any distributions with a record date at or prior to the Effective Time that may have been declared or made by NMCI or the NMCI General Partner with respect to such NMCI Common Units in accordance with the terms of the NMCI Partnership Agreement on or prior to the Effective Time and that remain unpaid at the Effective Time.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the Holders of the NMCI Certificates or Book-Entry NMCI Common Units for six (6) months after the Closing Date shall be delivered to Parent, upon demand, and any Holders of the NMCI Certificates or Book-Entry NMCI Common Units who have not theretofore complied with this Section 2.2 shall thereafter look only to Parent and only as general creditors thereof for payment of their claim for the Merger Consideration and any dividends and distributions with respect to NMCI Common Units or Parent Common Units to which such holders may be entitled.

(f) No Liability. To the extent permitted by applicable Law, none of Parent, Merger Sub, NMCI, NMCI General Partner or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration or distribution properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any NMCI Certificates or Book- Entry NMCI Common Units shall not have been Surrendered immediately prior to such date on which any Merger Consideration, or any dividends or distributions with respect to the NMCI Common Units or Parent Common Units in respect of such NMCI Certificate or Book-Entry NMCI Common Units would escheat to or become the property of any Governmental Entity, any such units, cash or distributions in respect of such NMCI Certificates or Book-Entry NMCI Common Units shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Withholding Rights. Parent, Merger Sub, NMCI, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, without duplication, such amounts, which may include Parent Common Units, as Parent, Merger Sub, NMCI, the Surviving Entity or the Exchange Agent reasonably deem to be required to deduct and withhold with respect to the making of payments under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding or payment was made.

(h) No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

SECTION 2.3 Plan of Reorganization. For purposes of the Intended Tax Treatment, this Agreement constitutes, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF NMCI

Except as disclosed in the NMCI SEC Reports (excluding any disclosures set forth in such NMCI SEC Report under the heading “Risk Factors” or in any section related to forward-looking statements (other than any factual information contained within such headings, disclosures or statements)) filed or publicly furnished on or after January 1, 2019 and prior to the Execution Date (without giving effect to any NMCI SEC Report or any amendment to any NMCI SEC Report in each case filed or publicly furnished on or after the Execution Date), NMCI hereby represents and warrants to Parent that:

SECTION 3.1 Organization and Existence.

(a) NMCI is a limited partnership duly formed, validly existing and in good standing under the Laws of the Republic of the Marshall Islands and has all requisite limited partnership power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(b) Each of the NMCI Subsidiaries is an entity duly organized or formed, as applicable, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization or formation and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(c) Each of the NMCI Group Entities is duly licensed or qualified to do business and is in good standing in the states in which the character of the properties and assets owned or held by it or the nature of the business conducted by it requires it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have an NMCI Material Adverse Effect.

SECTION 3.2 Authority and Approval. NMCI has all requisite limited partnership power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all of the terms and conditions hereof to be performed by it, except that the consummation of the Merger is subject to receipt of the NMCI Unitholders Approval. The execution and delivery of this Agreement by NMCI, the consummation of the transactions contemplated hereby and the performance of all of the terms and conditions hereof to be performed by NMCI have been duly authorized and approved by all requisite partnership action on the part of NMCI, except that the consummation of the Merger is subject to receipt of the NMCI Unitholders Approval. At a meeting duly called and held, the NMCI Conflicts Committee, by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of NMCI and the Holders of NMCI Public Units, (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting the NMCI Special Approval), (c) resolved to make the NMCI Conflicts Committee Recommendation and (d) resolved to recommend, and to direct the NMCI Board to recommend, the approval of this Agreement and the Merger, by the Holders of NMCI Public Units. At a meeting duly called and held and upon the receipt of the recommendation of the NMCI Conflicts Committee, the NMCI Board, by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of NMCI and the Holders of NMCI Public Units, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) directed that this Agreement be submitted to a vote of Holders of NMCI Common Units and made the NMCI Board Recommendation. This Agreement has been duly executed and delivered by NMCI and constitutes the valid and legally binding obligation of NMCI, enforceable against NMCI in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity).

SECTION 3.3 No Conflict; Consents; Voting Requirements.

(a) Subject to the consent, approval, license, permit, order, authorization, filings and notices referred to in Section 3.3(b) and receipt of the GP Approval and the NMCI Unitholders Approval, the execution, delivery and performance of this Agreement by NMCI does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not, (i) contravene, violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Governing Documents of NMCI; (ii) contravene, conflict with or violate any provision of applicable Law; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit, lease, joint venture, obligation or other instrument to which any of the NMCI Group Entities is a party or by which any of the NMCI Group Entities or any of their assets are bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the assets or businesses of any of the NMCI Group Entities under any such indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit lease, joint venture, obligation or other instrument, except in the case of clauses (ii) , (iii) and (iv) , for those items that would not, individually or in the aggregate, have an NMCI Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of, or any filing with or notice to, any Governmental Entity is required to be obtained or made by any of the NMCI Group Entities in connection with the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except (i) as have been waived or obtained or with respect to which the time for asserting such right has expired, (ii) for (A) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal or non-U.S. securities, takeover and “blue sky” Laws, (B) any filings and approvals required under the rules and regulations of the NYSE and the NASDAQ, as applicable, or (C) the filing of the Certificate of Merger with the Office of the Registrar of Corporations of the Republic of the Marshall Islands, or (iii) for those which would not, individually or in the aggregate, have an NMCI Material Adverse Effect (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing).

(c) The affirmative vote of the Holders of a majority of the Outstanding (as defined in the NMCI Partnership Agreement) NMCI Common Units at the NMCI Unitholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement and the transactions contemplated hereby (the “NMCI Unitholders Approval”) is the only vote or approval of the limited partners of NMCI that is necessary to adopt this Agreement and the transactions contemplated hereby in accordance with the NMCI Partnership Agreement or applicable Law.

SECTION 3.4 Capitalization.

(a) As of the Execution Date, the outstanding capitalization of NMCI consists of the NMCI General Partner Unit and 32,445,577 NMCI Common Units. All of such NMCI Common Units have been duly authorized and validly issued in accordance with the NMCI Partnership Agreement. As of the Execution Date, no NMCI Common Units were subject to outstanding options, unit appreciation rights, restricted units, or equity awards of any kind. Except as set forth above in this Section 3.4(a), as of the Execution Date there are not any NMCI Common Units, partnership interests, voting securities or equity interests of NMCI issued and outstanding or any Rights with respect to NMCI Common Units, partnership interests, voting securities or equity interests of NMCI issued or granted by, or binding upon, any of the NMCI Group Entities, except as set forth in the NMCI Partnership Agreement as in effect on the Execution Date. Except as set forth in the NMCI Partnership Agreement as in effect on the Execution Date, there are no outstanding obligations of NMCI or any NMCI Group Entity to repurchase, redeem or otherwise acquire any NMCI Common Units or other partnership interests, voting securities or equity interests or any Rights with respect to NMCI Common Units, partnership interests, voting securities or equity interests of NMCI. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the limited partners of NMCI on any matter.

SECTION 3.5 SEC Documents; Internal Controls.

(a) Since January 1, 2019, all reports, including but not limited to the Annual Reports on Form 20-F and the Reports on Form 6-K (whether filed on a voluntary basis or otherwise), forms, schedules, certifications, prospectuses, registration statements and other documents required to be filed or furnished by NMCI or any NMCI Subsidiary with or to the SEC have been or will be timely filed or furnished (the “NMCI SEC Reports”). Each of the NMCI SEC Reports (i) complied in all material respects with the requirements of applicable Law (including the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”)), and (ii) as of its effective date (in the case of NMCI SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of its filing date did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any NMCI SEC Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC prior to the Execution Date.

(b) NMCI makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, as required pursuant to Section 13(b)(2) under the Exchange Act. NMCI has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NASDAQ. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by NMCI in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. NMCI’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to NMCI’s auditors and the audit committee of the NMCI Board (x) all significant deficiencies in the designation or operation of internal controls which could adversely affect NMCI’s ability to record, process, summarize and report financial data and have identified for NMCI’s auditors any material weakness in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in NMCI’s internal controls.

(c) Since January 1, 2019, the principal executive officer and principal financial officer of the NMCI General Partner have made all certifications (without qualification or exceptions to the matters certified, except as to knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of such entities or its officers have received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the Execution Date, and except as disclosed in an NMCI SEC Report filed with the SEC prior to the Execution Date, none of such entities has any knowledge of any material weakness in the design or operation of such internal controls over financial reporting.

SECTION 3.6 Financial Statements; Undisclosed Liabilities.

(a) NMCI’s Annual Report on Form 20-F filed with the SEC on March 18, 2020 (the “NMCI 20-F”) sets forth a true and complete copy of the consolidated audited statements of operations, cash flows and changes in partners’ capital for each of years ended December 31, 2019, December 31, 2018 and December 31, 2017 (for the period from NMCI’s inception on April 28, 2017 through December 31, 2017) and consolidated audited balance sheets as of December 31, 2019 and as of December 31, 2018 for NMCI, including the notes thereto, and NMCI’s Report on Form 6-K (“Latest NMCI Quarter 6-K”) filed with the SEC on November 12, 2020 sets forth a true and correct copy of the consolidated unaudited statements of operations, cash flows and changes in partners’ capital for the nine month periods ended September 30, 2020 and September 30, 2019 and consolidated unaudited balance sheet as of September 30, 2020 for NMCI, including the notes thereto (the referenced financial statements set forth in the NMCI 20-F and the Latest NMCI Quarter 6-K are collectively referred to as the “NMCI Financial Statements”). The NMCI Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto) and present fairly in all material respects the consolidated financial position of NMCI as of the dates indicated therein and the consolidated results of operations and cash flows of NMCI for the periods indicated therein, except as otherwise noted therein. Except as set forth in the NMCI Financial Statements, there are no off-balance sheet arrangements that would, individually or in the aggregate, have an NMCI Material Adverse Effect. NMCI has not had any disagreement with its independent public accounting firm that required disclosure in the NMCI SEC Reports.

(b) There are no liabilities or obligations of NMCI or the NMCI Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise) of a type that are required by GAAP to be reflected or reserved against in a consolidated balance sheet of NMCI, other than (i) liabilities or obligations reflected or reserved against in the consolidated balance sheet as of September 30, 2020 included in the NMCI Financial Statements, (ii) current liabilities incurred in the ordinary course of business since September 30, 2020, (iii) liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, and (iv) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not, individually or in the aggregate, have an NMCI Material Adverse Effect.

SECTION 3.7 Litigation; Laws and Regulations. Except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect:

(a) There are no (i) civil, criminal, regulatory or administrative actions, suits, claims, hearings, demands, arbitrations, inquiries, subpoenas, investigations or proceedings (“Proceedings”) pending or, to the knowledge of NMCI, threatened against or affecting the NMCI Group Entities, their assets, or any of the operations of the NMCI Group Entities related thereto or (ii) judgments, orders, decrees or injunctions of any Governmental Entity, whether at law or in equity (“Orders”), against or affecting the NMCI Group Entities, their assets, or any of the operations of the NMCI Group Entities related thereto.

(b) None of the NMCI Group Entities (i) is in violation of or in default under its Governing Documents or (ii) is in violation of any applicable Law, except in the case of each of clause (i) and (ii) for such violations or defaults that would not, individually or in the aggregate, have an NMCI Material Adverse Effect.

(c) Without limiting the generality of Section 3.7(b), none of the NMCI Group Entities or, to the knowledge of NMCI, any Representative of any of the foregoing (in their respective capacities as such), (i) has violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to any NMCI Group Entity; (ii) has, to the knowledge of NMCI, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of NMCI, is being (or has been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, an NMCI Material Adverse Effect.

SECTION 3.8 No Adverse Changes. (a) Since September 30, 2020, there has not been an NMCI Material Adverse Effect; and (b) since September 30, 2020, (i) except for this Agreement and the transactions contemplated hereby, NMCI and its consolidated Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither NMCI nor any of its Subsidiaries has taken any action described in Section 5.2(b) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent, would violate such provisions.

SECTION 3.9 Taxes.

(a) Except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect: (i) all Tax Returns required to be filed by or with respect to NMCI or any of the NMCI Subsidiaries or their assets have been filed on a timely basis (taking into account all extensions of due dates) and all such Tax Returns are true, complete and accurate; (ii) all Taxes owed by NMCI or any of the NMCI Subsidiaries, which are or have become due, have been timely paid in full; (iii) there are no Liens on any of the assets of NMCI or any of the NMCI Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes that are not due and payable or that may thereafter be paid without penalty; (iv) there is no pending Proceeding for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to NMCI or any of the NMCI Subsidiaries or their assets; (v) NMCI and the NMCI Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party; and (vi) no claim has ever been made in writing by a Governmental Entity of a jurisdiction where NMCI or an NMCI Subsidiary has not filed Tax Returns that NMCI or an NMCI Subsidiary is or may be subject to taxation by that jurisdiction.

(b) Neither NMCI nor any of the NMCI Subsidiaries is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement entered into in the ordinary course of business which does not relate primarily to Taxes).

(c) Neither NMCI nor any of the NMCI Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(d) During the last five (5) years, neither NMCI nor any of the NMCI Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(e) Neither NMCI nor any of the NMCI Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business nor (ii) will be required to include any item of income or gain in, nor be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any installment sale or open transaction made on or prior to the Closing Date or prepaid amount received prior to the Closing Date.

(f) Neither NMCI nor any of the NMCI Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(g) Neither NMCI nor any of the NMCI Subsidiaries is or has been a resident for Tax purposes of any jurisdiction other than its jurisdiction of organization.

(h) NMCI is currently (and has been since its formation) properly classified as a corporation for U.S. federal income tax purposes.

(i) Neither NMCI nor any of the NMCI Subsidiaries has taken or agreed to take any action, and NMCI is not aware of any fact or circumstance, that would prevent or impede the Intended Tax Treatment.

SECTION 3.10 Licenses; Permits.

(a) The NMCI Group Entities have all licenses, franchises, tariffs, grants, easements, variances, exceptions, permits and authorizations (other than environmental permits) issued or granted by Governmental Entities that are necessary for the conduct of their respective businesses as now being conducted or have obtained valid waivers therefrom (collectively, “Permits”), except where the failure to obtain such Permit would not, individually or in the aggregate, have an NMCI Material Adverse Effect.

(b) All Permits are validly held by the NMCI Group Entities and are in full force and effect, except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect.

(c) The NMCI Group Entities have complied with all terms and conditions of the Permits, except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect. No suspension or cancellation of any Permit is pending or, to the knowledge of NMCI, threatened, except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect.

(d) The Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not, individually or in the aggregate, have an NMCI Material Adverse Effect.

(e) No Proceeding is pending or, to the knowledge of NMCI, threatened with respect to any alleged failure by NMCI Group Entities to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith.

SECTION 3.11 Contracts.

(a) Except for this Agreement or as filed or publicly furnished with the SEC prior to the Execution Date, none of the NMCI Group Entities is a party to or bound by, as of the Execution Date, any contract or other agreement (whether written or oral) of the type required to be filed as an Exhibit to an Annual Report on Form 20-F filed by NMCI (each contract that is described in this Section 3.11(a) being an “NMCI Material Contract”).

(b) Except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect, with respect to each of the NMCI Group Entities: (i) each NMCI Material Contract to which such entity is a party is legal, valid and binding on and enforceable against such entity, and in full force and effect; (ii) each NMCI Material Contract to which such entity is a party will continue to be legal, valid and binding on and enforceable against such entity, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) such entity that is a party to each NMCI Material Contract is not in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by any such party, or permit termination, modification, or acceleration, under the NMCI Material Contract; and (iv) to the knowledge of NMCI, no other party to any NMCI Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other party, or permit termination, modification or acceleration under any NMCI Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the NMCI Material Contract.

SECTION 3.12 Insurance. Except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect, (a) the businesses and assets of the NMCI Group Entities are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the crude oil tanking industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid, and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by the Parent Parties other than in the ordinary course of business.

SECTION 3.13 Condition of Assets. Except as would not, individually or in the aggregate, have an NMCI Material Adverse Effect, the assets of the NMCI Group Entities have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.

SECTION 3.14 Investment Company Act. NMCI is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

SECTION 3.15 Brokerage Arrangements. Except for NMCI’s obligations to Pareto Securities AS, the fees and expenses of which will be paid by NMCI, none of the NMCI Group Entities has entered (directly or indirectly) into any agreement with any Person that would obligate any of them to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

SECTION 3.16 Opinion of Financial Advisor. The NMCI Conflicts Committee has received the opinion of Pareto Securities AS, dated as of the Execution Date, to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Exchange Ratio is fair, from a financial point of view, to the Holders of NMCI Public Units (the “NMCI Fairness Opinion”). NMCI has been authorized by Pareto Securities AS to permit the inclusion of the NMCI Fairness Opinion in the Registration Statement and the NMCI Proxy Statement.

SECTION 3.17 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of NMCI specifically for inclusion or incorporation by reference in (a) the registration statement on Form F-4 to be filed with the SEC by Parent with respect to the issuance of Parent Common Units in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, and (b) in the NMCI Proxy Statement will, on the date it is first mailed to the Holders of NMCI Common Units, and at the time of the NMCI Unitholders Meeting, in each case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading. Notwithstanding the foregoing, NMCI makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement and the NMCI Proxy Statement.

SECTION 3.18 Waivers and Disclaimers. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY NMCI IN THIS ARTICLE III , NMCI HAS NOT MADE, DOES NOT MAKE, AND SPECIFICALLY NEGATES AND DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF ITS ASSETS, (B) THE INCOME TO BE DERIVED FROM ITS ASSETS, (C) THE SUITABILITY OF ITS ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREON, (D) THE COMPLIANCE OF OR BY ITS ASSETS OR ITS OPERATION WITH ANY LAWS, OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ITS ASSETS.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the Parent SEC Reports (excluding any disclosures set forth in such Parent SEC Report under the heading “Risk Factors” or in any section related to forward-looking statements (other than any factual information contained within such headings, disclosures or statements)) filed or publicly furnished on or after January 1, 2019 and prior to the Execution Date (without giving effect to any Parent SEC Report or any amendment to any Parent SEC Report in each case filed or publicly furnished on or after the Execution Date), Parent hereby represents and warrants to NMCI that:

SECTION 4.1 Organization and Existence.

(a) Each of the Parent Parties is a limited partnership, corporation or limited liability company duly formed, validly existing and in good standing under the Laws of the Republic of the Marshall Islands and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(b) Each of the Parent Subsidiaries (other than Merger Sub) is an entity duly organized or formed, as applicable, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization or formation and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(c) Each of the Parent Group Entities is duly licensed or qualified to do business and is in good standing in the states in which the character of the properties and assets owned or held by it or the nature of the business conducted by it requires it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) All of the issued and outstanding limited liability company interests of Merger Sub are owned, beneficially and of record, by Parent. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement. Merger Sub has not incurred, directly or indirectly, any obligations or conducted any business other than incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated hereby.

SECTION 4.2 Authority and Approval. Each of the Parent Parties has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all of the terms and conditions hereof to be performed by it. The execution and delivery of this Agreement by each of the Parent Parties, the consummation of the transactions contemplated hereby and the performance of all of the terms and conditions hereof to be performed by the Parent Parties have been duly authorized and approved by all requisite action on the part of each of the Parent Parties. At a meeting duly called and held, the Parent Board (a) determined that this Agreement, and the transactions contemplated hereby, including the Merger and the Parent Equity Issuance, are in the best interests of Parent and its unitholders, and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Parent Equity Issuance. Parent, in its capacity as sole member of Merger Sub, has approved this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Parent Parties and constitutes the valid and legally binding obligation of each of the Parent Parties, enforceable against each of the Parent Parties in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity).

SECTION 4.3 No Conflict; Consents.

(a) Subject to the consent, approval, license, permit, order, authorization, filings and notices referred to in Section 4.3(b) , the execution, delivery and performance of this Agreement by each of the Parent Parties does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not, (i) contravene, violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Governing Documents of any of the Parent Parties; (ii) contravene, conflict with or violate any provision of applicable Law; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit, lease, joint venture, obligation or other instrument to which any of the Parent Group Entities is a party or by which any of the Parent Group Entities or any of their assets are bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the assets or businesses of any of the Parent Group Entities under any such indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit lease, joint venture, obligation or other instrument, except in the case of clauses (ii) (iii) and (iv), for those items that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of, or any filing with or notice to, any Governmental Entity is required to be obtained or made by any of the Parent Group Entities in connection with the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except (i) as have been waived or obtained or with respect to which the time for asserting such right has expired, (ii) for (A) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal or non-U.S. securities, takeover and “blue sky” Laws, (B) any filings and approvals required under the rules and regulations of the NYSE or NASDAQ, as applicable, or (C) the filing of the Certificate of Merger with the Office of the Registrar of Corporations of the Republic of the Marshall Islands, or (iii) for those which would not, individually or in the aggregate, have a Parent Material Adverse Effect (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing).

SECTION 4.4 Capitalization.

(a) As of the Execution Date, the outstanding capitalization of Parent consists of 237,822 General Partner Units (as defined in the Parent Partnership Agreement) of Parent, 11,345,187 Parent Common Units and Parent Incentive Distribution Rights. All of such Parent Common Units and the Parent Incentive Distribution Rights and the limited partnership interest represented thereby, have been duly authorized and validly issued in accordance with the Parent Partnership Agreement. As of the Execution Date, no Parent Common Units were subject to outstanding options, unit appreciation rights, restricted units, or equity awards of any kind. Except as set forth above in this Section 4.4(a), as of the Execution Date there are not any Parent Common Units, partnership interests, voting securities or equity interests of Parent issued and outstanding or any Rights with respect to Parent Common Units, partnership interests, voting securities or equity interests of Parent issued or granted by, or binding upon, any of the Parent Group Entities, except as set forth in the Parent Partnership Agreement as in effect on the Execution Date. Except as set forth in the Parent Partnership Agreement as in effect on the Execution Date, there are no outstanding obligations of Parent or any Parent Group Entity to repurchase, redeem or otherwise acquire any Parent Common Units or other partnership interests, voting securities or equity interests or any Rights with respect to Parent Common Units, partnership interests, voting securities or equity interests of Parent. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the limited partners of Parent on any matter.

(b) The Parent Common Units issued and outstanding as of the date hereof were, and the Parent Common Units to be issued pursuant to the Merger will, upon issuance, be, duly authorized and validly issued.

SECTION 4.5 SEC Documents; Internal Controls.

(a) Since January 1, 2019, all reports, including but not limited to the Annual Reports on Form 20-F, and the Reports on Form 6-K (whether filed on a voluntary basis or otherwise), forms, schedules, certifications, prospectuses, registration statements and other documents required to be filed or furnished by Parent or any Parent Subsidiary with or to the SEC have been or will be timely filed or furnished (the “Parent SEC Reports”). Each of the Parent SEC Reports (i) complied in all material respects with the requirements of applicable Law (including the Exchange Act, the Securities Act and the Sarbanes-Oxley Act), and (ii) as of its effective date (in the case of Parent SEC Reports that are registration statements filed pursuant to the Securities Act) and as of its filing date did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any Parent SEC Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC prior to the Execution Date.

(b) Parent makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, as required pursuant to Section 13(b)(2) under the Exchange Act. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NYSE. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies in the designation or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weakness in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

(c) Since January 1, 2019, the principal executive officer and principal financial officer of Parent have made all certifications (without qualification or exceptions to the matters certified, except as to knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of such entities or its officers have received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the Execution Date, and except as disclosed in a Parent SEC Report filed with the SEC prior to the Execution Date, none of such entities has any knowledge of any material weakness in the design or operation of such internal controls over financial reporting.

SECTION 4.6 Financial Statements; Undisclosed Liabilities.

(a) Parent’s Annual Report on Form 20-F filed with the SEC on April 1, 2020 (the “Parent 20-F”) sets forth a true and complete copy of the consolidated audited statements of operations, cash flows and changes in equity for each of years ended December 31, 2019, December 31, 2018 and December 31, 2017 and consolidated audited balance sheets as of December 31, 2019 and as of December 31, 2018 for Parent, including the notes thereto, and Parent’s Report on Form 6-K (“Latest Parent Quarter 6-K”) filed with the SEC on November 18, 2020 sets forth a true and correct copy of the consolidated unaudited statements of operations, cash flows and changes in equity for the nine month periods ended September 30, 2020 and September 30, 2019 and consolidated unaudited balance sheet as of September 30, 2020 for Parent, including the notes thereto (the referenced financial statements set forth in the Parent 20-F and the Latest Parent Quarter 6-K are collectively referred to as the “Parent Financial Statements”). The Parent Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto) and present fairly in all material respects the consolidated financial position of Parent as of dates indicated therein and the consolidated results of operations and cash flows of Parent for the periods indicated therein, except as otherwise noted therein. Except as set forth in the Parent Financial Statements, there are no off-balance sheet arrangements that would, individually or in the aggregate, have a Parent Material Adverse Effect. Parent has not had any disagreement with its independent public accounting firm that required disclosure in the NMCI SEC Reports.

(b) There are no liabilities or obligations of Parent or the Parent Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise) of a type that are required by GAAP to be reflected or reserved against in a consolidated balance sheet of Parent, other than (i) liabilities or obligations reflected or reserved against in the consolidated balance sheet as of September 30, 2020 included in the Parent Financial Statements, (ii) current liabilities incurred in the ordinary course of business since September 30, 2020, (iii) liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, and (iv) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.7 Litigation; Laws and Regulations. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(a) There are no (i) Proceedings pending or, to the knowledge of Parent, against or affecting the Parent Group Entities, their assets, or any of the operations of the Parent Group Entities related thereto or (ii) Orders, against or affecting the Parent Group Entities, their assets, or any of the operations of the Parent Group Entities related thereto.

(b) None of the Parent Group Entities (i) is in violation of or in default under its Governing Documents or (ii) is in violation of any applicable Law, except in the case of each of clause (i) and (ii) for such violations or defaults that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) Without limiting the generality of Section 4.7(b), none of the Parent Group Entities or, to the knowledge of Parent, any Representative of any of the foregoing (in their respective capacities as such), (i) has violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to any Parent Group Entity; (ii) has, to the knowledge of Parent, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of Parent, is being (or has been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.8 No Adverse Changes. (a) Since September 30, 2020, there has not been a Parent Material Adverse Effect; and (b) since September 30, 2020, (i) except for this Agreement and the transactions contemplated hereby, Parent and its consolidated Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither Parent nor any of its Subsidiaries has taken any action described in Section 5.2(b) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of NMCI, would violate such provisions.

SECTION 4.9 Taxes.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect; (i) all Tax Returns required to be filed by or with respect to Parent or any of the Parent Subsidiaries or their assets have been filed on a timely basis (taking into account all extensions of due dates) and all such Tax Returns are true, complete and accurate; (ii) all Taxes owed by Parent or any of the Parent Subsidiaries, which are or have become due, have been timely paid in full; (iii) there are no Liens on any of the assets of Parent or any of the Parent Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes that are not due and payable or that may thereafter be paid without penalty; (iv) there is no pending Proceeding for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to Parent or any of the Parent Subsidiaries or their assets; (v) Parent and the Parent Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party; and (vi) no claim has ever been made in writing by a Governmental Entity of a jurisdiction where Parent or a Parent Subsidiary has not filed Tax Returns that Parent or a Parent Subsidiary is or may be subject to taxation by that jurisdiction.

(b) Neither Parent nor any of the Parent Subsidiaries is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement entered into in the ordinary course of business which does not relate primarily to Taxes).

(c) Neither Parent nor any of the Parent Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(d) During the last five (5) years, neither Parent nor any of the Parent Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(e) Neither Parent nor any of the Parent Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business nor (ii) will be required to include any item of income or gain in, nor be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any installment sale or open transaction made on or prior to the Closing Date or prepaid amount received prior to the Closing Date.

(f) Neither Parent nor any of the Parent Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(g) Neither Parent nor any of the Parent Subsidiaries is or has been a resident for Tax purposes of any jurisdiction other than its jurisdiction of organization.

(h) Parent is currently (and has been since its formation) properly classified as a corporation for U.S. federal income tax purposes.

(i) Other than in the private placements by NMCI that closed on June 8, 2017, August 29, 2017, November 9, 2017 and March 13, 2018, neither Parent nor any person “related” to Parent (within the meaning of Treasury Regulation Section 1.368-1(e)(4)) has, directly or indirectly, acquired any NMCI Common Units or NMCI General Partner Unit since the formation of NMCI.

(j) Neither Parent nor any of the Parent Subsidiaries has taken or agreed to take any action, and Parent is not aware of any fact or circumstance, that would prevent or impede the Intended Tax Treatment.

SECTION 4.10 Licenses; Permits.

(a) The Parent Group Entities have all Permits that are necessary for the conduct of their respective businesses as now being conducted or have obtained valid waivers therefrom, except where the failure to obtain such Permit would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) All Permits are validly held by the Parent Group Entities and are in full force and effect, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) The Parent Group Entities have complied with all terms and conditions of the Permits, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect. No suspension or cancellation of any Permit is pending or, to the knowledge of Parent, threatened, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) The Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(e) No Proceeding is pending or, to the knowledge of Parent, threatened with respect to any alleged failure by Parent Group Entities to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith.

SECTION 4.11 Contracts.

(a) Except for this Agreement or as filed or publicly furnished with the SEC prior to the Execution Date, none of the Parent Group Entities is a party to or bound by, as of the Execution Date, any contract or other agreement (whether written or oral) of the type required to be filed as an Exhibit to an Annual Report on Form 20-F filed by Parent (each contract that is described in this Section 4.11(a) being an “Parent Material Contract”).

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, with respect to each of the Parent Group Entities: (i) each Parent Material Contract to which such entity is a party is legal, valid and binding on and enforceable against such entity, and in full force and effect; (ii) each Parent Material Contract to which such entity is a party will continue to be legal, valid and binding on and enforceable against such entity, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) such entity that is a party to each Parent Material Contract is not in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by any such party, or permit termination, modification, or acceleration, under the Parent Material Contract; and (iv) to the knowledge of Parent, no other party to any Parent Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other party, or permit termination, modification or acceleration under any Parent Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the Parent Material Contract.

SECTION 4.12 Insurance. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) the businesses and assets of the Parent Group Entities are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the crude oil tanking industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid, and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by the Parent Parties other than in the ordinary course of business.

SECTION 4.13 Condition of Assets. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, the assets of the Parent Group Entities have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.

SECTION 4.14 Investment Company Act. Parent is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

SECTION 4.15 Brokerage Arrangements. Except for Parent’s obligations to S. Goldman Advisors LLC, the fees and expenses of which will be paid by Parent, none of the Parent Group Entities has entered (directly or indirectly) into any agreement with any Person that would obligate any of them to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

SECTION 4.16 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, and (b) the NMCI Proxy Statement will, on the date it is first mailed to Holders of NMCI Common Units, and at the time of the NMCI Unitholders Meeting, in each case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of NMCI for inclusion or incorporation by reference in the Registration Statement and the NMCI Proxy Statement.

SECTION 4.17 Waivers and Disclaimers. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY PARENT IN THIS ARTICLE IV , PARENT HAS NOT MADE, DOES NOT MAKE, AND SPECIFICALLY NEGATES AND DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF ITS ASSETS, (B) THE INCOME TO BE DERIVED FROM ITS ASSETS, (C) THE SUITABILITY OF ITS ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREON, (D) THE COMPLIANCE OF OR BY ITS ASSETS OR ITS OPERATION WITH ANY LAWS, OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ITS ASSETS.

ARTICLE V.

ADDITIONAL AGREEMENTS, COVENANTS, RIGHTS AND OBLIGATIONS

SECTION 5.1 Preparation of Certain Filings; Meeting of Holders of NMCI Common Units; Commitment to Vote.

(a) As promptly as practicable following the Execution Date (i) Parent and NMCI shall jointly prepare the Registration Statement, which shall include a prospectus with respect to the Parent Common Units to be issued in the Parent Equity Issuance and a proxy statement to be provided to the Holders of NMCI Common Units (the “NMCI Proxy Statement”), (ii) Parent shall file the Registration Statement with the SEC, (iii) Parent shall use its reasonable best efforts to cause the Parent Common Units to be issued in the Merger to be approved for listing on the NYSE (subject, if applicable, to notice of issuance) prior to the Effective Time, and (iv) the parties hereto shall make all required filings under applicable state securities and “blue sky” Laws; provided, however, that no such filings shall be required in any jurisdiction where, as a result thereof, Parent would become subject to general service of process or to taxation or qualification to do business as a foreign corporation doing business in such jurisdiction solely as a result of such filing. No filing of, or amendment or supplement to, the Registration Statement or the NMCI Proxy Statement will be made by Parent without providing NMCI a reasonable opportunity to review and comment thereon. Each of Parent and NMCI agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing thereof and keep the Registration Statement effective until the earlier of the consummation of the transactions contemplated by this Agreement and the termination of this Agreement in accordance with its terms and NMCI shall promptly thereafter mail the NMCI Proxy Statement to the Holders of NMCI Common Units. Each of Parent and NMCI agrees to furnish to the other party all information concerning the Parent Group Entities or the NMCI Group Entities, as applicable, and to take such other action as may be reasonably requested in connection with the foregoing.

(b) Each of Parent and NMCI agrees, as to itself and its Subsidiaries, that (i) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the NMCI Proxy Statement and any amendment or supplement thereto will, on the date the NMCI Proxy Statement is first mailed to the Holders of NMCI Common Units, and at the time of the NMCI Unitholders Meeting, in each case, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and NMCI further agrees that, if it shall become aware prior to the Closing Date of any information that would cause any of the statements in the Registration Statement or the NMCI Proxy Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, it will promptly inform the other party thereof and take the necessary steps to correct such information in an amendment or supplement to the Registration Statement or the NMCI Proxy Statement.

(c) Each of NMCI and Parent shall (i) promptly notify the other of receipt of any comments from the SEC or its staff or any other applicable government official and of any requests by the SEC or its staff or any other applicable government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other transactions contemplated hereby or for additional information and (ii) promptly supply the other with copies of all correspondence between NMCI or any of its representatives, or Parent or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other applicable government official, on the other hand, with respect thereto. Parent and NMCI shall use their respective reasonable best efforts to respond to any comments of the SEC or its staff with respect to the Registration Statement as promptly as practicable.

(d) NMCI shall distribute to the Holders of NMCI Common Units the NMCI Proxy Statement as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(e) NMCI shall, as promptly as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of the Holders of NMCI Common Units (the “NMCI Unitholders Meeting”) for the purpose of obtaining the NMCI Unitholders Approval. Subject to Section 5.3 , NMCI shall, through the NMCI Board and the NMCI Conflicts Committee, recommend to the Holders of NMCI Common Units adoption of this Agreement pursuant to the NMCI Board Recommendation. NMCI shall use its reasonable best efforts to solicit from the Holders of NMCI Common Units proxies in favor of the Merger and to take all other action necessary or advisable to secure the NMCI Unitholders Approval. The NMCI Proxy Statement shall include a copy of the NMCI Fairness Opinion and (subject to Section 5.3 ) the NMCI Board Recommendation. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Sections SECTION 7.1 , SECTION 7.2 , SECTION 7.3 or SECTION 7.4 , NMCI shall submit this Agreement for approval by the Holders of NMCI Common Units at such NMCI Unitholders Meeting. Notwithstanding anything in this Agreement to the contrary, NMCI may, and at the request of Parent shall, postpone or adjourn the NMCI Unitholders Meeting (i) to solicit additional proxies for the purpose of obtaining the NMCI Unitholders Approval, (ii) for the absence of quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that after consultation with outside legal counsel is determined to be necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Holders of NMCI Common Units prior to the NMCI Unitholders Meeting.

(f) At the NMCI Unitholder Meeting, and at every adjournment or postponement thereof, Parent shall, and shall cause each other Parent Group Entity that is a Holder of NMCI Common Units (in their respective capacities as such) to, appear at such meeting or otherwise cause the NMCI Common Units to be held by them to be present thereat for purposes of establishing a quorum and vote such NMCI Common Units, or cause such NMCI Common Units to be voted, (i) in favor of the adoption of this Agreement and the Merger and the other transactions contemplated hereby (collectively, the “Proposed Transaction”) and (ii) against any other matter presented at such meeting or otherwise presented for approval by written consent that would reasonably be expected to (A) result in the breach of any covenant, representation or warranty of NMCI under this Agreement, (B) result in, or contribute to, any of the conditions to the consummation of the Merger under this Agreement not being fulfilled, or (C) impede, frustrate, interfere with, delay, postpone or adversely affect the Proposed Transaction.

SECTION 5.2 Conduct of Parties.

(a) After the date of this Agreement and prior to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as required by applicable Law or as may be reasonably necessary to respond to the COVID-19 or other pandemic, (ii) as otherwise expressly required by this Agreement or (iii) as consented to by Parent (in the case of NMCI) or NMCI (in the case of Parent) in writing (in each case, which written consent will not be unreasonably withheld, delayed or conditioned), each of NMCI and Parent will, and each agrees that it will cause each of the NMCI Group Entities (in the case of NMCI) or each of the Parent Group Entities (in the case of Parent) to (A) conduct its business, in all material respects, in, the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationship with it and retain the services of its present officers and key employees, and (C) use commercially reasonable efforts to keep in full force and effect all material permits all material insurance policies maintained by such party and its Subsidiaries, other than changes to such policies made in the ordinary course of business.

(b) Without limiting the generality of the foregoing, after the date of this Agreement and prior to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (A) as required by applicable Law or as may be reasonably necessary to respond to the COVID-19 or other pandemic (B) as otherwise expressly required by this Agreement or (C) as consented to by Parent (in the case of NMCI) or

NMCI (in the case of Parent) in writing (in each case, which written consent will not be unreasonably withheld, delayed or conditioned), each of NMCI and Parent will not, and each agrees that it will cause each of the NMCI Group Entities (in the case of NMCI) or each of the Parent Group Entities (in the case of Parent) not to:

(i) make any material change to the nature of its business and operations;

(ii) make any change to its Governing Documents as in effect on the Execution Date in any manner that would reasonably be expected to (A) prohibit or materially impede or delay the Merger or the consummation of the other transactions contemplated by this Agreement or (B) adversely affect in a material way the rights of holders of its securities or the securities of any other party hereto;

(iii) recommend, propose, announce, adopt or vote to adopt a plan or agreement of complete or partial dissolution or liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization or business combination transaction or agreement, in each case, that would reasonably be expected to (A) prevent or materially impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the transactions set forth in this Agreement, or (B) adversely affect in a material way the rights of holders of the securities of any party hereto;

(iv) declare, authorize, set aside or pay any dividend or distribution payable in cash or property in respect of the NMCI Common Units (in the case of NMCI) or in respect of the Parent Common Units (in the case of Parent), other than in the case of Parent, regular quarterly cash dividends or distributions in the ordinary course, consistent with past practice (including with declaration dates, record dates, payment dates and amounts consistent with past practice), in respect of the Parent Common Units, which shall be no greater than $0.05 per Parent Common Unit;

(v) waive, release, assign, settle or compromise any claims, demands, lawsuits or Proceedings seeking damages or an injunction or other equitable relief where such waivers, releases, assignments, settlements or compromises would, in the aggregate, have a Parent Material Adverse Effect, in the case of Parent, or an NMCI Material Adverse Effect, in the case of NMCI;

(vi) issue, deliver or sell equity securities, or Rights to acquire equity securities, (x) of NMCI, in the case of NMCI or (y) of Parent, in the case of Parent, other than Parent Common Units or rights to acquire Parent Common Units having a fair market value (as reasonably determined by the Parent Board) not to exceed $25 million in the aggregate;

(vii) make any changes in financial accounting methods, principles or practices (or change an annual financial accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(viii) incur any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of any NMCI Group Entity (in the case of NMCI) or any Parent Group Entity (in the case of Parent), in each case, other than the incurrence of any Permitted Indebtedness (including, without limitation, through the issuance or sale of any debt securities or options, warrants, calls or other rights to acquire any debt securities);

(ix) (A) make (other than consistent with past practice), change or revoke any material Tax election, (B) file any amended Tax Return with respect to any material Tax, (C) adopt (other than consistent with past practice) or change any method of Tax accounting or Tax accounting period, or (D) enter into any closing agreement relating to any material Tax; or

(x) agree, authorize or commit to do any of the foregoing.

(c) From the Execution Date until the Closing Date, each of Parent and NMCI shall, and shall cause the NMCI Group Entities (in the case of NMCI) or Parent Group Entities (in the case of Parent) to, promptly notify the other party in writing of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions set forth in Article VI not being satisfied at the Effective Time, and (ii) any material breach by the notifying party of any covenant, obligation, or agreement contained in this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.2(c) shall not limit or otherwise affect the remedies available hereunder to the notified party.

SECTION 5.3 No Solicitation; Recommendation of Merger.

(a) Except as permitted by this Section 5.3 , (x) without the prior written consent of Parent, NMCI shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute or could reasonably be expected to lead to an NMCI Alternative Proposal, (ii) grant any waiver or release of any standstill or similar agreement with respect to any units of NMCI or of any of its Subsidiaries, or (iii) enter into any merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an NMCI Alternative Proposal, (y) without the prior written consent of Parent, the NMCI Board and the NMCI Conflicts Committee shall not withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the NMCI Conflicts Committee Recommendation or the NMCI Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any NMCI Alternative Proposal, (the taking of any action described in clause (x)(iii) or clause (y) being referred to as an “NMCI Adverse Recommendation Change”);

(b) Notwithstanding anything to the contrary contained in Section (a) if at any time following the date of this Agreement and prior to obtaining the NMCI Unitholders Approval, (i) NMCI has received a written NMCI Alternative Proposal that the NMCI Conflicts Committee believes is bona fide, (ii) the NMCI Conflicts Committee, after consultation with its financial advisors and outside legal counsel, determines in good faith that (A) such NMCI Alternative Proposal constitutes or could reasonably be expected to lead to or result in an NMCI Superior Proposal and (B) failure to take such action would be inconsistent with its duties under applicable Law, as modified by the NMCI Partnership Agreement, and (iii) such NMCI Alternative Proposal did not result from a material breach of Section 5.3(a) , then at the direction of the NMCI Conflicts Committee, NMCI may, subject to clauses (x) and (y) below, (A) furnish information, including confidential information, with respect to NMCI and its Subsidiaries to the Person making such NMCI Alternative Proposal and (B) participate in discussions or negotiations regarding such NMCI Alternative Proposal; provided that (x) NMCI will not, and will cause its Representatives not to, disclose any non-public information to such Person unless NMCI has, or first enters into, a customary confidentiality agreement with such Person and (y) NMCI will provide to Parent non-public information about NMCI or its Subsidiaries that was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available such non-public information to such other Person.

(c) In addition to the other obligations of NMCI set forth in this Section 5.3 , NMCI shall promptly advise Parent, orally and in writing, and in no event later than 36 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, NMCI in respect of any NMCI Alternative Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and NMCI shall promptly provide Parent with copies of any additional material written materials received by NMCI or that NMCI has delivered to any third party making an NMCI Alternative Proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d) Notwithstanding any other provision of this Agreement, at any time prior to obtaining the NMCI Unitholders Approval, the NMCI Board (at the direction of the NMCI Conflicts Committee) and the NMCI Conflicts Committee may terminate this Agreement to enter into a definitive agreement for an NMCI Alternative Proposal pursuant to Section 7.3(b) or effect an NMCI Adverse Recommendation Change in response to an NMCI Alternative Proposal or an NMCI Changed Circumstance if the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee, after consultation by the NMCI Conflicts Committee with the NMCI Conflicts Committee’s outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its duties under applicable Law, as modified by the NMCI Partnership Agreement, and:

(i) if the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee intends to terminate this Agreement to enter into a definitive agreement for an NMCI Alternative Proposal pursuant to Section 7.3(b) or effect an NMCI Adverse Recommendation Change in response to an NMCI Alternative Proposal:

(A) such NMCI Alternative Proposal is bona fide, in writing and has not been withdrawn or abandoned;

(B) the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee has determined, after consultation with the NMCI Conflicts Committee’s outside legal counsel and financial advisors, that such NMCI Alternative Proposal constitutes an NMCI Superior Proposal after giving effect to all of the adjustments offered by Parent pursuant to clause (E) below;

(C) NMCI has provided prior written notice to Parent in accordance with Section 8.1 (the “NMCI Superior Proposal Notice “) of the NMCI Board’s or the NMCI Conflicts Committee’s intention to terminate this Agreement to enter into a definitive agreement for such NMCI Superior Proposal pursuant to Section 7.3(b) or effect an NMCI Adverse Recommendation Change with respect to such NMCI Superior Proposal, and such NMCI Superior Proposal Notice has specified the identity of the Person making such NMCI Alternative Proposal and the material terms and conditions of such NMCI Alternative Proposal, and included complete copies of any written proposal or offers (including proposed agreements) received by NMCI in connection with such NMCI Alternative Proposal;

(D) during the period that commences on the date of delivery of the NMCI Superior Proposal Notice as determined in accordance with Section 8.1 and ends at 11:59 p.m. Eastern European Standard time on the date that is the fifth calendar day following the date of such delivery (the “NMCI Superior Proposal Notice Period”), NMCI shall, at the direction of the NMCI Conflicts Committee, (1) negotiate with Parent in good faith (to the extent Parent seeks to negotiate) to make such adjustments to the terms and conditions of this Agreement as would permit the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee not to terminate this Agreement to enter into a definitive agreement for such NMCI Superior Proposal pursuant to Section 7.3(b) or effect an NMCI Adverse Recommendation Change, as applicable; and (2) keep Parent reasonably informed with respect to the status and changes in the material terms and conditions of such NMCI Alternative Proposal or other change in circumstances related thereto; provided, however, that any material revisions to such NMCI Alternative Proposal (it being agreed that any change in the purchase price in such NMCI Alternative Proposal shall be deemed a material revision) shall require delivery of a subsequent NMCI Superior Proposal Notice and a subsequent NMCI Superior Proposal Notice Period in respect of such revised NMCI Alternative Proposal, except that such subsequent NMCI Superior Proposal Notice Period shall expire upon the later of (x) the end of the initial NMCI Superior Proposal Notice Period and (y) 11:59 p.m. Eastern European Standard time on the date that is the third calendar day following the date of the delivery of such subsequent NMCI Superior Proposal Notice; and

(E) the NMCI Conflicts Committee shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the NMCI Superior Proposal Notice Period, and the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI

Conflicts Committee, as applicable, shall have determined in good faith that (i) such NMCI Alternative Proposal continues to constitute an NMCI Superior Proposal even if such revisions were to be given effect and (ii) failure to terminate this Agreement to enter into a definitive agreement for such NMCI Superior Proposal pursuant to Section 7.3(b) or to effect an NMCI Adverse Recommendation Change would reasonably be likely to be inconsistent with the NMCI Board’s or the NMCI Conflicts Committee’s duties under applicable Law, as modified by the NMCI Partnership Agreement, even if such revisions were to be given effect.

(ii) if the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee intends to effect such NMCI Adverse Recommendation Change in response to an NMCI Changed Circumstance:

(A) NMCI shall provide prior written notice to Parent in accordance with Section 8.1 (the “NMCI Recommendation Change Notice”) of the NMCI Board’s or the NMCI Conflicts Committee’s intention to effect an NMCI Adverse Recommendation Change, and such NMCI Recommendation Change Notice shall specify the details of such NMCI Changed Circumstance and the reasons for the NMCI Adverse Recommendation Change;

(B) during the period that commences on the date of delivery of the NMCI Recommendation Change Notice as determined in accordance with Section 8.1 and ends at 11:59 p.m. Eastern European Standard time on the date that is the fifth calendar day following the date of such delivery (the “NMCI Recommendation Change Notice Period”), at the direction of the NMCI Conflicts Committee, NMCI shall (i) negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would permit the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee, as applicable, not to effect an NMCI Adverse Recommendation Change; and (ii) keep Parent reasonably informed of any change in circumstances related thereto; and

(C) the NMCI Conflicts Committee shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the NMCI Adverse Recommendation Change Notice Period, the NMCI Board (upon the recommendation of the NMCI Conflicts Committee) or the NMCI Conflicts Committee, as applicable, shall have determined in good faith that the failure to effect an NMCI Adverse Recommendation Change would be inconsistent with its duties under applicable Law, as modified by the NMCI Partnership Agreement, even if such revisions were to be given effect.

SECTION 5.4 Commercially Reasonable Efforts; Further Assurances. From and after the Execution Date, upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable and (ii) defend any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, including the Merger. Without limiting the foregoing but subject to the other terms of this Agreement, the parties hereto agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver, or cause to be executed and delivered, such instruments of assignment, transfer, conveyance, endorsement, direction or authorization as may be necessary to consummate and make effective the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement will require any party hereto to hold separate or make any divestiture not expressly contemplated herein of any asset or otherwise agree to any restriction on its operations or other condition in order to obtain any consent or approval or other clearance required by this Agreement.

SECTION 5.5 Public Announcement. On the Execution Date, Parent and NMCI shall issue a joint press release with respect to the execution of this Agreement and the Merger, which press release shall be reasonably satisfactory to Parent, NMCI and the NMCI Conflicts Committee. From and after the Execution Date, neither NMCI nor Parent shall issue any other press release or make any other public announcement concerning this Agreement or the transactions contemplated by this Agreement (to the extent not previously issued or made in accordance with this Agreement) (other than public announcements at industry road shows and conferences or as may be required by applicable Law or by obligations pursuant to any listing agreement with the NYSE or the NASDAQ, as applicable, in which event the party making the public announcement or press release shall, to the extent practicable, notify Parent and NMCI in advance of such public announcement or press release) without the prior approval of the other, which approval shall not be unreasonably withheld, delayed or conditioned.

SECTION 5.6 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses, shall be paid by the party hereto incurring such expenses, (i) except as otherwise set forth in Section 7.5 and (ii) except that Parent and NMCI shall each pay for one-half of (a) any filing fees with respect to the Registration Statement and (b) the costs of filing, printing and mailing of the NMCI Proxy Statement.

SECTION 5.7 Regulatory Issues. NMCI and Parent shall cooperate fully with respect to any filing, submission or communication with a Governmental Entity having jurisdiction over the Merger. Such cooperation shall include each of the parties hereto: (i) providing, in the case of oral communications with a Governmental Entity, advance notice of any such communication and, to the extent permitted by applicable Law, an opportunity for the other party to participate; (ii) providing, in the case of written communications, an opportunity for the other party to comment on any such communication and provide the other with a final copy of all such communications; and (iii) complying promptly with any request for information from a Governmental Entity (including an additional request for information and documentary material). All cooperation shall be conducted in such a manner so as to preserve all applicable privileges.

SECTION 5.8 Tax Opinion.

(a) Parent and NMCI shall cooperate with each other in obtaining, and shall use their respective reasonable efforts to obtain, a tax opinion from Fried, Frank, Harris, Shriver & Jacobson LLP (“Parent Tax Counsel”) to NMCI, dated as of the Closing Date, in form and substance reasonably satisfactory to NMCI (and any similar opinion to be attached as an exhibit to the Registration Statement), substantially to the effect that for U.S. federal income tax purposes the Merger should be treated as a “reorganization” within the meaning of Section 368(a) of the Code and Parent should be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that is a U.S. person and that holds 5% or more of Parent (within the meaning of Treasury Regulation Section 1.367(a)-3(b)(1)(i)) immediately following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8(c)) (the “Merger Tax Opinion”). Each of Parent and NMCI shall use its reasonable efforts to deliver to Parent Tax Counsel for purposes of the Merger Tax Opinion a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by an officer of Parent or NMCI, as applicable, and containing representations of Parent or NMCI, as applicable, in each case, as shall be reasonably necessary or appropriate to enable Parent Tax Counsel to render the Merger Tax Opinion.

(b) Parent and NMCI shall cooperate, including by making structural changes that are not reasonably expected to impede or materially delay consummation of the Merger, with each other and shall use their reasonable efforts to obtain the Intended Tax Treatment. Each of Parent and NMCI shall not, and shall cause each of its Subsidiaries not to, take any action that is reasonably likely to, or fail to take any action which failure is reasonably likely to, prevent or impede the Intended Tax Treatment. Without limiting the generality of the foregoing, Parent and NMCI agree that (i) at the request of NMCI or (ii) if Parent so elects, in each case, provided that such request or election would not reasonably be expected to impede or materially delay consummation of the Merger or adversely affect Parent, NMCI or any of their respective Subsidiaries, Parent shall cause the Surviving Entity, immediately after the Effective Time and as part of the plan of reorganization, to merge with and into a newly organized limited liability company or limited partnership, in each case, that is treated as an entity disregarded as separate from Parent (“Newco”), with Newco as the surviving entity.

SECTION 5.9 D&O Insurance.

(a) For a period of six years after the Effective Time, to the fullest extent permitted under applicable Law, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, (i) indemnify and hold harmless against any reasonable costs or expenses (including reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding arising from acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), including any Proceeding relating to a claim for indemnification or advancement brought by an NMCI D&O Indemnified Party), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any actual or threatened Proceeding arising from acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), and, upon receipt by the Surviving Entity of an undertaking by or on behalf of the NMCI D&O Indemnified Party to repay such amount if it shall be determined in a final and non- appealable judgment entered by a court of competent jurisdiction that the NMCI D&O Indemnified Party is not entitled to be indemnified, provide advancement of expenses with respect to each of the foregoing to, all NMCI D&O Indemnified Parties and (ii) honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) now existing in favor of the NMCI D&O Indemnified Parties as provided in the Governing Documents of any NMCI Group Entity, under applicable the Law of the Republic of the Marshall Islands or otherwise, and shall ensure that the Governing Documents of NMCI (or their successor entities) shall, for a period of six years following the Effective Time, contain provisions substantially no less advantageous with respect to indemnification, advancement of expenses, elimination of liability and exculpation of their present and former directors and officers, than are set forth in the Governing Documents of NMCI as of the Execution Date. Any right of an NMCI D&O Indemnified Party pursuant to this Section 5.9(a) shall not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such NMCI D&O Indemnified Party as provided herein, and shall be enforceable by such NMCI D&O Indemnified Party and their respective heirs and Representatives against Parent, the Surviving Entity and their respective successors and assigns.

(b) For a period of six years after the Effective Time, the Surviving Entity shall, Parent shall cause the Surviving Entity to, maintain officers’ and directors’ liability insurance with a nationally reputable carrier covering each NMCI D&O Indemnified Party who is or at any time prior to the Effective Time was covered by the existing officers’ and directors’ liability insurance applicable to the NMCI Group Entities (“D&O Insurance”), on terms substantially no less advantageous to the NMCI D&O Indemnified Parties, as applicable, than such existing insurance with respect to acts or omissions, or alleged acts or omissions, at or prior to the Effective Time (whether claims, actions or other Proceedings relating thereto are commenced, asserted or claimed before or after the Effective Time); provided, however, that the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance for the NMCI D&O Indemnified Parties in excess of 300% of the current annual premium currently paid by the NMCI Group Entities for such insurance, but shall purchase as much of such coverage as possible for such applicable amount. Parent shall have the right to cause such coverage to be extended under the applicable D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous to the NMCI D&O Indemnified Parties than the existing D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 5.9 .

(c) The provisions of this Section 5.9 shall survive the consummation of the Merger and the other transactions contemplated by this Agreement for a period of six years and expressly are intended to benefit each of the NMCI D&O Indemnified Parties; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 5.9 are asserted or made within such six-year period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims. The rights of any NMCI D&O Indemnified Party under this Section 5.9 shall be in addition to any other rights such NMCI D&O Indemnified Party may have under the Governing Documents of any NMCI Group Entity or applicable Law.

(d) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Parent shall cause proper provision to be made so that its successors and assigns, as the case may be, shall assume the obligations set forth in this Section 5.9 .

SECTION 5.10 Litigation. NMCI shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against NMCI, the members of the NMCI Board and/or the NMCI General Partner, in each case, relating to the Merger, this Agreement or any of the transactions contemplated by this Agreement, provided that NMCI shall not be required to provide information if doing so would be reasonably expected to threaten the loss of any attorney-client privilege or other applicable legal privilege or protective doctrine; provided, further, that NMCI shall not settle any such litigation without the written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 5.11 Conflicts Committee. Prior to the Effective Time, none of the NMCI Group Entities shall, without the consent of the NMCI Conflicts Committee, eliminate the NMCI Conflicts Committee, or revoke or diminish the authority of the NMCI Conflicts Committee, or remove or cause the removal of any director of the NMCI Board that is a member of the NMCI Conflicts Committee either as a member of such board or such committee without the affirmative vote of the members of the NMCI Board, including the affirmative vote of each of the other members of the NMCI Conflicts Committee. For the avoidance of doubt, this Section 5.11 shall not apply to the filling in accordance with the provisions of the applicable Governing Documents of any vacancies caused by the death, incapacity or resignation of any director.

SECTION 5.12 Stock Exchange Listing; Delisting and Deregistration. Parent shall use its reasonable best efforts to cause the Parent Common Units to be issued in the Merger to be approved for listing on the NYSE (subject, if applicable, to notice of issuance). NMCI will cooperate and use its reasonable best efforts to cause the delisting of NMCI Common Units from the NASDAQ and the deregistration of such securities under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

SECTION 5.13 Performance by the NMCI General Partner. NMCI General Partner shall cause NMCI and its Subsidiaries to comply with the provisions of this Agreement. Notwithstanding the foregoing, it is understood and agreed that actions or inactions by NMCI or its Subsidiaries shall not be deemed to be breaches or violations or failures to perform by NMCI General Partner of any of the provisions of this Agreement unless such action or inaction was or was not taken, in either case, at the direction of NMCI General Partner. In no event shall NMCI have any liability for, or be deemed to breach, violate or fail to perform any of the provisions of this Agreement by reason of, any action taken or omitted to be taken by NMCI, any of its Subsidiaries or any of their respective Representatives at the direction of NMCI General Partner or any of its Representatives.

ARTICLE VI.

CONDITIONS TO CLOSING

SECTION 6.1 Conditions to Each Party’s Obligations. The obligation of the parties hereto to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived (to the extent legally permissible) in writing, in whole or in part, as to a party by such other parties:

(a) NMCI Unitholders Approval. The NMCI Unitholders Approval shall have been obtained in accordance with applicable Law and the NMCI Partnership Agreement.

(b) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) NYSE Listing. The Parent Common Units to be issued in the Merger shall have been approved for listing on the NYSE subject to official notice of issuance.

(d) No Governmental Restraint. No order, decree or injunction of any Governmental Entity shall be in effect, and no Laws shall have been enacted or adopted, that enjoin, prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement.

SECTION 6.2 Conditions to the Parent Parties’ Obligations. The obligation of the Parent Parties to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Parent Parties (in their sole discretion):

(a) Representations and Warranties; Performance. (i) The representations and warranties of NMCI set forth in (x) Section 3.1(a) , Section 3.2 , and Section 3.4(a) shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (y) Article III (other than Section 3.1(a), Section 3.2 , Section 3.4(a) and Section 3.8 ) shall be true and correct (without regard to any materiality, “NMCI Material Adverse Effect” and similar qualifiers therein) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in an NMCI Material Adverse Effect, (ii) the representation and warranty set forth in Section 3.8 shall be true and correct as of the Closing Date as if made on the date thereof, and (iii) NMCI shall have performed or complied with all agreements and covenants required to be performed by it hereunder prior to the Closing Date that have materiality, “NMCI Material Adverse Effect” or similar qualifiers, and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it hereunder prior to the Closing Date that are not so qualified.

(b) Parent shall have received a certificate, dated as of the Closing Date, of an executive officer of NMCI certifying to the matters set forth in Section 6.2(a).

SECTION 6.3 Conditions to NMCI’s Obligations. The obligation of NMCI to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by NMCI (in its sole discretion):

(a) Representations and Warranties; Performance. (i) The representations and warranties of the Parent Parties set forth in (x) Section 4.1(a) , Section 4.2 (other than the third sentence thereof), and Section 4.4(a) shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (y) the third sentence of Section 4.2 shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date and (z) Article IV (other than Section 4.1(a) , Section 4.2 , Section 4.4(a) and Section 4.8 ) shall be true and correct (without regard to any materiality, “Parent Material Adverse Effect” and similar qualifiers therein) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Parent Material Adverse Effect, (ii) the representation and warranty set forth in Section 4.8 shall be true and correct as of the Closing Date as if made on the date thereof, and (iii) each of the Parent Parties shall have performed or complied with all agreements and covenants required to be performed by it hereunder prior to the Closing Date that have materiality, “Parent Material Adverse Effect” or similar qualifiers, and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it hereunder prior to the Closing Date that are not so qualified.

(b) NMCI shall have received a certificate, dated as of the Closing Date, of an executive officer of Parent certifying to the matters set forth in Section 6.3(a).

SECTION 6.4 Frustration of Conditions. None of parties to this Agreement may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or such party’s failure to observe in any material respect any of its obligations under this Agreement.

ARTICLE VII.

TERMINATION

SECTION 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of the parties hereto duly authorized by Parent Board, on behalf of Parent, and by the NMCI Conflicts Committee, on behalf of NMCI.

SECTION 7.2 Termination by NMCI or Parent. At any time prior to the Effective Time, this Agreement may be terminated by NMCI or Parent if:

(a) the Effective Time shall not have occurred on or before August 31, 2021 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to Parent if the Parent Parties fail to perform or observe in any material respect or to NMCI if it fails to perform or observe in any material respect any of their respective obligations under this Agreement in any manner that shall have been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(b) a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action (including the enactment of any statute, rule, regulation, decree or executive order) shall have become final and non-appealable; provided, however, that the Person seeking to terminate this Agreement pursuant to this Section 7.2(b) shall have complied with Section 5.3 , Section 5.4 and Section 5.7 ; or

(c) the NMCI Unitholders Meeting shall have concluded, a vote shall have been taken with respect to the NMCI Unitholders Approval and the NMCI Unitholders Approval shall not have been obtained.

SECTION 7.3 Termination by NMCI. This Agreement may be terminated by NMCI (which termination may be effected by the NMCI Conflicts Committee without the consent, authorization or approval of the NMCI Board) at any time (a) prior to the Effective Time if the Parent Parties shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Parent Parties set forth in this Agreement shall fail to be true), which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) (with or without the passage of time) and (ii) is incapable of being cured, or is not cured, by the Parent Parties prior to the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 7.3 shall not be available to NMCI if, at such time, the condition set forth in Section 6.2(a) cannot be satisfied (with or without the passage of time); or (b) prior to the receipt of the NMCI

Unitholders Approval, in order to enter into (concurrently with such termination) a definitive agreement for an NMCI Superior Proposal in accordance with Section 5.3 provided that NMCI simultaneously pays the Termination Fee to Parent pursuant to Section 7.5(a)(iv).

SECTION 7.4 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time (a) if NMCI shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of NMCI set forth in this Agreement shall fail to be true), which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) (with or without the passage of time) and (ii) is incapable of being cured, or is not cured, by NMCI prior to the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Parent if, at such time, the condition set forth in Section 6.3(a) cannot be satisfied (with or without the passage of time); or (b) prior to receipt of the NMCI Unitholders Approval, if an NMCI Adverse Recommendation Change shall have occurred.

SECTION 7.5 Termination Fee; Expenses.

(a) In the event this Agreement is terminated (i) (x) by NMCI or Parent pursuant to Section 7.2(c) and (y) (1) after the date of this Agreement, an NMCI Alternative Proposal is publicly proposed or announced or made known to the NMCI Conflicts Committee and such NMCI Alternative Proposal is not withdrawn prior to the NMCI Unitholders Meeting, and (2) within twelve months after such termination NMCI enters into a definitive agreement to consummate, or consummates, an NMCI Alternative Proposal, (ii) by NMCI or Parent pursuant to Section 7.2(c) in a case where an NMCI Adverse Recommendation Change has occurred, (iii) by Parent pursuant to Section 7.4(b), or (iv) by NMCI pursuant to Section 7.3(b), then NMCI shall pay to Parent (or its designated Affiliate) by wire transfer of immediately available funds to an account designated by Parent a termination fee equal to $3,705,000, less any Parent Expenses previously paid by NMCI pursuant to this Section 7.5 (the “NMCI Termination Fee”). NMCI shall pay to Parent the NMCI Termination Fee within three Business Days after the date of termination in the case of clauses (ii) or (iii) above, within three Business Days after NMCI enters into a definitive agreement to consummate, or consummates, an NMCI Alternative Proposal described in clause (i)(y) above and simultaneously with termination in the case of clause (iv) above.

(b) In the event that NMCI shall fail to pay the NMCI Termination Fee required pursuant to this Section 7.5 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the prime bank rate of the Royal Bank of Scotland at such time. In addition, if NMCI shall fail to pay the NMCI Termination Fee when due, NMCI shall also pay all of Parent’s reasonable costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee. NMCI, Parent and Merger Sub acknowledge that the provisions of this Section 7.5 are an integral part of the transactions contemplated hereby and that, without these agreements, none of NMCI, Parent or Merger Sub would enter into this Agreement. The parties agree that in the event that NMCI pays the NMCI Termination Fee to Parent, NMCI shall have no further liability to Parent of any kind in respect of this Agreement and the transactions contemplated hereby, and that in no event shall NMCI be required to pay the NMCI Termination Fee on more than one occasion. Any payment of the NMCI Termination Fee shall be made in cash by wire transfer of same day funds to an account designated in writing by Parent.

(c) If this Agreement is validly terminated by (i) either party pursuant to Section 7.2(c) or (ii) Parent pursuant to Section 7.4(a) , then NMCI shall promptly, but in no event later than three Business Days after receipt of an invoice (with supporting documentation) therefor from Parent, pay to Parent (or its designated Affiliate) by wire transfer of immediately available funds to an account designated by Parent an amount equal to the Parent Expenses, and such payment shall be made within five Business Days after such termination.

(d) If this Agreement is validly terminated by NMCI pursuant to Section 7.3(a) , then Parent shall pay to NMCI (or its designated Affiliate) by wire transfer of immediately available funds to an account designated by NMCI an amount equal to the NMCI Expenses, and such payment shall be made within five Business Days after such termination.

(e) Each party acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub, on the one hand, and NMCI and the NMCI General Partner, on the other hand, would not enter into this Agreement. The parties acknowledge that payment of the NMCI Termination Fee, the Parent Expenses or the NMCI Expenses, as applicable, if, as and when requires pursuant to this Section 7.5 shall constitute the sole and exclusive remedy with respect thereto, except as expressly set forth in Section 7.6 .

SECTION 7.6 Effect of Certain Terminations. In the event of termination of this Agreement pursuant to Article VII , written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement, except for the provisions of Section 5.5 , Section 5.6 , Article VII and Article VIII , shall forthwith become null and void and there shall be no liability on the part of any party to this Agreement and all rights and obligations of the parties hereto under this Agreement shall terminate, except for the provisions of Section 5.5 , Section 5.6 , Article VII and Article VIII shall survive such termination; except that nothing herein shall relieve any party hereto from any liability for any intentional or willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of a non-breaching party under this Agreement in the case of such intentional or willful and material breach, at law or in equity, shall be preserved.

SECTION 7.7 Survival. None of the representations, warranties, agreements, covenants or obligations in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time.

SECTION 7.8 Enforcement of this Agreement. The parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party and any such breach would cause the non-breaching parties irreparable harm. Accordingly, the parties hereto agree that prior to the termination of this Agreement, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder. Subject to Section 7.5(e) , such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

SECTION 7.9 No Waiver Relating to Claims for Fraud/Willful Misconduct. The liability of any party under this Article VII shall be in addition to, and not exclusive of, any other liability that such party may have at law or in equity based on such party’s (a) fraudulent acts or omissions or (b) willful misconduct. None of the provisions set forth in this Agreement shall be deemed to be a waiver by or release of any party of any right or remedy that such party may have at law or equity based on any other party’s fraudulent acts or omissions or willful misconduct nor shall any such provisions limit, or be deemed to limit, (i) the amounts of recovery sought or awarded in any such claim for fraud or willful misconduct, (ii) the time period during which a claim for fraud or willful misconduct may be brought, or (iii) the recourse that any such party may seek against another party with respect to a claim for fraud or willful misconduct.

ARTICLE VIII.

MISCELLANEOUS

SECTION 8.1 Notices. Any notice, request, instruction, correspondence or other document to be given hereunder by any party to another party (each, a “Notice”) shall be in writing and delivered in person or by courier service requiring acknowledgment of receipt of delivery or mailed by U.S. registered or certified mail, postage prepaid and return receipt requested, or by facsimile or e-mail, as follows; provided that copies to be delivered below shall not be required for effective notice and shall not constitute notice:

If to NMCI, addressed to:

85 Akti Miaouli Street

Piraeus, Greece 185 38

Attention: Vasiliki Papaefthymiou

Facsimile: +30 210 417 2070

E-mail: vpapaefthymiou@navios.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention:	Ryan J. Maierson

Nick S. Dhesi

E-mail:	ryan.maierson@lw.com

nick.dhesi@lw.com

If to any of the Parent Parties, addressed to:

85 Akti Miaouli Street

Piraeus, Greece 185 38

Attention: Vasiliki Papaefthymiou

Facsimile: +30 210 417 2070

E-mail:             vpapaefthymiou@navios.com

with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention:         Philip Richter; Warren S. de Wied

E-mail:             philip.richter@friedfrank.com; warren.dewied@friedfrank.com

Notice given by personal delivery, courier service or mail shall be effective upon actual receipt. Notice given by facsimile or e-mail shall be effective upon written confirmation of receipt by facsimile, e-mail or otherwise. Any party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.

SECTION 8.2 Governing Law; Jurisdiction; Waiver of Jury Trial. To the maximum extent permitted by applicable Law, this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement shall be governed and construed in accordance the Laws of the Marshall Islands, without regard to principles of conflicts of law. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in a court of competent jurisdiction of the Marshall Islands, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. EACH OF THE

PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT OR TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.3 Entire Agreement; Amendments, Consents and Waivers. This Agreement and the exhibits and schedules hereto and thereto constitute the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between or among the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. Except as expressly set forth in this Agreement (including the representations and warranties set forth in Articles III and IV ), (a) the parties acknowledge and agree that neither the NMCI Group Entities nor any other Person has made, and the Parent Group Entities are not relying upon, any covenant, representation or warranty, expressed or implied, as to the NMCI Group Entities or as to the accuracy or completeness of any information regarding any NMCI Group Entity furnished or made available to any Parent Group Entity, (b) the parties hereto acknowledge and agree that, except as set forth in this Agreement, neither the Parent Group Entities nor any other Person has made, and the NMCI Group Entities are not relying upon, any covenant, representation or warranty, expressed or implied, as to the Parent Group Entities or as to the accuracy or completeness of any information regarding any Parent Group Entity furnished or made available to any NMCI Group Entity, and (c) NMCI and the Parent Parties shall not have or be subject to any liability to any Parent Group Entity or any other Person or any NMCI Group Entity or any other Person, as applicable, or any other remedy in connection herewith, based upon the distribution to any Parent Group Entity or any NMCI Group Entity of, or any Parent Group Entity’s or any NMCI Group Entity’s use of or reliance on, any such information or any information, documents or material made available to the Parent Group Entities or NMCI Group Entities, as applicable, in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby. Subject to compliance with applicable Law, prior to the Closing, any provision of this Agreement may be (a) consented to or waived in writing by the party benefited by the provision or (b) amended or modified at any time by an agreement in writing by the parties hereto; provided, however, that, in addition to any other approvals required by NMCI’s constituent documents or under this Agreement, the foregoing consents, waivers, amendments or modifications in clauses (a) and (b), and any decision or determination by NMCI under this Agreement (including, for the avoidance of doubt, any decision or determination by NMCI to (x) terminate this Agreement pursuant to Section 7.2 or Section 7.3 or (y) enforce this Agreement (including pursuant to Section 7.8 )), must be approved by, in the case of consents, waivers, amendments or modifications, or such decisions or determinations, by the NMCI Conflicts Committee. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the parties hereto. The failure of a party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided. Notwithstanding anything in this Agreement to the contrary, following receipt of the NMCI Unitholders Approval, there shall be no amendment or change to the provisions of this Agreement which by applicable Laws or stock exchange rule would require further approval by the Holders of NMCI Public Units, as applicable, without such approval.

SECTION 8.4 Binding Effect; No Third-Party Beneficiaries; and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder, except (i) as provided in Section 5.9 and (ii) for the right of the Holders of NMCI Common Units to receive the Merger Consideration. No party hereto may assign, transfer, dispose of or otherwise alienate this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise). Any attempted assignment, transfer, disposition or alienation in violation of this Agreement shall be null, void and ineffective.

SECTION 8.5 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of applicable Law, or public policy, all other conditions or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any matter materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the fullest extent possible.

SECTION 8.6 Counterparts. This Agreement may be executed in multiple counterparts each of which shall be deemed an original and all of which shall constitute one instrument.

[The remainder of this page is blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers or agents hereunto duly authorized, all as of the date first written above.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Efstratios Desypris
Name: Efstratios Desypris
Title: Chief Financial Officer

NMM MERGER SUB LLC

By:	NAVIOS MARITIME PARTNERS L.P., its
Sole Member

By:	/s/ Efstratios Desypris
Name: Efstratios Desypris
Title: Chief Financial Officer

NAVIOS MARITIME CONTAINERS L.P.

By:	/s/ Erifili Tsironi
Name: Erifili Tsironi
Title: Chief Financial Officer

NAVIOS MARITIME CONTAINERS GP LLC

By:	ALEGRIA SHIPTRADE CO., its Sole
Member

By:	/s/ Anna Kalathakis
Name: Anna Kalathakis
Title: Secretary/Director

Annex B

December 30, 2020

The Conflicts Committee of the Board of Directors of Navios Maritime Containers L.P.

7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC, 98000 Monaco

Dear Members of the Conflicts Committee:

Pareto Securities AS (“Pareto,” “we,” or “us”) is pleased to deliver to the Conflicts Committee of the Board of Directors (the “Conflicts Committee”) of Navios Maritime Containers L.P., a Republic of the Marshall Islands limited partnership (together with its subsidiaries, “NMCI” or the “Company”) this opinion.

We understand that the Company is considering a transaction pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), proposed to be entered into among NMCI, Navios Maritime Partners L.P., a Republic of the Marshall Islands limited partnership (“NMM”), NMM Merger Sub LLC, a Republic of the Marshall Islands limited liability company and a wholly owned subsidiary of NMM (“Merger Sub”), and Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and the general partner of NMCI, whereby and as more fully described in the Merger Agreement: (a) Merger Sub will be merged with and into NMCI (the “Merger”), with NMCI continuing as the surviving entity and (b) each common unit of NMCI (the “NMCI Common Units”), other than the NMCI Common Units held directly or indirectly by (i) NMM or any entity that is partially or wholly owned, directly or indirectly, by NMM, excluding NMCI and any entity that is partially or wholly owned, directly or indirectly, by NMCI (the “NMM Group Entities”) and (ii) NMCI or any entity that is partially or wholly owned, directly or indirectly, by NMCI (the “NMCI Group Entities”) (such common units of NMCI, the “NMCI Public Units”), outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive 0.39 of a common unit of NMM (the “Exchange Ratio”).

Pareto has been engaged by the Company to act as the financial advisor to the Conflicts Committee in connection with the Merger. Pursuant to our engagement letter dated November 20, 2020 (the “Engagement Letter”), you have asked us to render our opinion as to the fairness to the holders of NMCI Public Units, from a financial point of view, of the Exchange Ratio. Pursuant to the Engagement Letter, Pareto will receive a customary fee upon delivery of this written opinion to the Conflicts Committee. No portion of our fee is contingent upon either the conclusion expressed in this opinion, but a portion of our fee is contingent on whether the Merger is successfully completed. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement.

Pareto, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Pareto and its affiliates in the past have provided, and currently provide, services to affiliates of NMCI and NMM unrelated to the Merger for which Pareto and such affiliates have received and expect to receive fees, including acting as financial advisor to Navios Maritime Holdings Inc. in a business divestment transaction in 2019. In addition, in the ordinary course of our business, we and our affiliates may actively trade or hold debt and/or equity securities (or related derivative securities) of NMCI and NMM for our own account or for the account of our customers and, accordingly, may at any time hold long or short positions, either on a discretionary or nondiscretionary basis, for our own account or for the account of our customers, in such securities.

Our opinion as expressed herein reflects and gives effect to our general familiarity with the Company as well as information which we received during the course of this engagement, including information provided by management of the Company in the course of discussions relating to this engagement. In arriving at our opinion, no due diligence review or other verification exercises have been performed by Pareto in connection with the Merger, nor has Pareto conducted any analysis concerning the solvency of the Company and NMM or obtained any evaluations or appraisals, other than what has been provided by the Company, of any of the assets and liabilities of the Company.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial, accounting, tax and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by or discussed with us and upon the assurances of the management of NMCI that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial projections and other information relating to the Company and NMM provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of the Company and NMM that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and NMM as to the future operating and financial performance of the Company and NMM. We assume no responsibility for and express no view or opinion as to such forecasts and other information or the assumptions on which they are based.

In arriving at our opinion, we have assumed, with your consent, that:

(i)	the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement;

(ii)	the final terms of the Merger Agreement conform in all material respects to the terms of the draft reviewed by us;

(iii)

there has been no change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or NMM since the date of the most recent information made available to Pareto that would be material to the analyses conducted by Pareto, and that there is no information or facts that would make the information reviewed by Pareto incomplete or misleading; and

(iv)

all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained, and no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, NMM or the contemplated benefits of the Merger.

To the extent that any of the foregoing assumptions or any of the facts on which this opinion is based prove to be untrue in any material respect, this opinion cannot and should not be relied upon. Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

In arriving at our opinion, we have among other things:

(i)	reviewed a draft dated December 29, 2020 of the Merger Agreement;

(ii)	conferred with senior officers, directors and other representatives and advisors of the Company and NMM with respect to the business, operations and prospects of the Company and NMM;

(iii)

reviewed and analyzed relevant business and financial information relating to the Company and NMM, including certain financial forecasts and other information and data relating to the Company and NMM which were provided to or discussed with us by the managements of the Company and NMM;

(iv)	familiarized ourselves with the business, operations, properties, financial condition, capitalization and prospects of the Company and NMM;

(v)	reviewed and analyzed documents provided by the Company, to assist Pareto with its analysis;

(vi)	reviewed and analyzed vessel appraisals from the following independent ship brokers: Clarksons Shipping Intelligence Network, Alphaliner and VesselsValue; and

(vii)	performed such other analyses, diligence and services as are customary, or that we have deemed otherwise appropriate for the purposes of the opinion expressed herein.

It is understood that this opinion is provided for the information and assistance of the Conflicts Committee in connection with its consideration of the Merger, and, except in any proxy statement and prospectus disseminated to the unitholders of the Company in connection with the Merger, may not be used for any other purpose or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent.

This opinion is addressed to the Conflicts Committee in connection with and for the purpose of its evaluation of the Merger. We express no view as to, and our opinion does not address, the underlying business decision of the Company to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We do not express any opinion as to what the value of the common units of NMM (the “NMM Common Units”) actually will be when issued pursuant to the Merger or the price at which the NMM Common Units will trade at any time. We do not express any opinion about the fairness of any compensation payable to any NMM Group Entities or NMCI Group Entities in connection with the Merger. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. This opinion is not intended to be and does not constitute a recommendation to any holder of NMCI Public Units as to how such holder should vote or act on any matters relating to the Merger. We were not requested to, and we did not, participate in the negotiation or structuring of the Merger, nor were we requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company.

We do not express any opinion as to any legal, tax, regulatory or accounting matters, as to which we understand that the Conflicts Committee obtained such advice as it deemed necessary from qualified professionals.

Our opinion is limited to the fairness of the Exchange Ratio, from a fairness point of view, to the holders of NMCI Public Units.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of NMCI Public Units.

Very truly yours,

PARETO SECURITIES AS

By:	/S/ CHRISTIAN MOXON, MD

Name:

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

NAVIOS MARITIME CONTAINERS L.P.

2021 Special Meeting of

Limited Partners

March 24, 2021

10:00 A.M. Monaco Time

This Proxy is Solicited On Behalf Of

The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card

in the Envelope Provided

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

The Board of Directors recommends a vote FOR the approval of the Merger Agreement as set forth in Proposal 1.

Please mark	X
your votes
like this

1.Approval of Merger Agreement

Proposal to approve the Agreement and Plan of Merger, dated as of December 31, 2020, including the transactions contemplated therein, entered into with Navios Maritime Containers GP LLC, the general partner of Navios Maritime Containers L.P., Navios Maritime Partners L.P., and NMM Merger Sub LLC, a wholly-owned subsidiary of Navios Maritime Partners L.P.

FOR     AGAINST   ABSTAIN

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OF THE MEETING.

If you wish to vote in accordance with the Board of Directors' recommendations, just sign this Proxy. You need not mark any boxes. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

CONTROL NUMBER

Signature________________________________________ Signature, if held jointly_______________________________________Date____________, 2021.

Note: Please sign exactly as name appears hereon. When units are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Availability of Proxy Materials for the

2021 Special Meeting of Limited Partners to be Held

on March 24, 2021

To view the 2021 Special Meeting Proxy Statement please go to: https://www.cstproxy.com/naviosmaritimecontainers/sm2021

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NAVIOS MARITIME CONTAINERS L.P.

PROXY FOR 2021 SPECIAL MEETING OF LIMITED PARTNERS MARCH 24, 2021

NAVIOS MARITIME CONTAINERS L.P. 'S BOARD OF DIRECTORS SOLICITS THIS PROXY

The undersigned, revoking any previous proxies relating to these common units, hereby acknowledges receipt of the Notice and Proxy Statement in connection with the 2021 Special Meeting of Limited Partners to be held at 10:00 a.m. Monaco time, on March 24, 2021 at the offices of Navios Maritime Containers L.P., at Le Montaigne Bloc B, Office 11B2, 7 Avenue de Grande Bretagne, Monaco and hereby appoints each of Angeliki Frangou, George Achniotis and Vasiliki Papaefthimiou as the attorney and proxy of the undersigned, with power of substitution to vote all the common units of Navios Maritime Containers L.P., registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2021 Special Meeting of Limited Partners, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE APPROVAL OF THE MERGER AGREEMENT AS SET FORTH IN.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OF THE MEETING.

If you wish to vote in accordance with the Board of Directors' recommendations, just sign on the reverse side. You need not mark any boxes.

(Continued, and to be marked, dated and signed, on the other side)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME CONTAINERS L.P.

Date: February 23, 2021	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chairman and Chief Executive Officer